   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 1996
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            ELLER MEDIA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            7312                           86-0812139
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                       2850 E. CAMELBACK ROAD, SUITE 300
                             PHOENIX, ARIZONA 85016
                                 (602) 957-8116
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                   KARL ELLER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ELLER MEDIA CORPORATION
                       2850 E. CAMELBACK ROAD, SUITE 300
                             PHOENIX, ARIZONA 85016
                                 (602) 957-8116
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

              THOMAS W. DOBSON, ESQ.                             R. W. SMITH, JR., ESQ.
                 LATHAM & WATKINS                                PIPER & MARBURY L.L.P.
         633 WEST FIFTH STREET, SUITE 4000                       36 SOUTH CHARLES STREET
           LOS ANGELES, CALIFORNIA 90071                        BALTIMORE, MARYLAND 21201
                  (213) 485-1234                                     (410) 539-2530

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                        PROPOSED
                                                                  PROPOSED              MAXIMUM
              TITLE OF EACH                     AMOUNT            MAXIMUM              AGGREGATE            AMOUNT OF
           CLASS OF SECURITIES                   TO BE         OFFERING PRICE           OFFERING           REGISTRATION
            TO BE REGISTERED                 REGISTERED(1)      PER SHARE(2)          PRICE(1)(2)              FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share...          $                 $                $200,000,000           $60,606
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Includes          shares subject to an over-allotment option granted to the
    Underwriters.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                               DECEMBER 11, 1996
                                            SHARES
                                      LOGO
                            ELLER MEDIA CORPORATION
                                  COMMON STOCK
                            ------------------------

     Of the shares of Common Stock ("Common Stock") offered hereby (the
"Offering"),        shares are being sold by Eller Media Corporation (the
"Company") and        shares are being sold by certain selling stockholders
named herein (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently
anticipated that the initial public offering price will be between      and
     per share. See "Underwriting" for the factors to be considered in determining the initial public offering price.

     The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ELLR."
                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREOF.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                    PRICE         UNDERWRITING       PROCEEDS         PROCEEDS
                                      TO         DISCOUNTS AND          TO           TO SELLING
                                    PUBLIC        COMMISSIONS       COMPANY(1)      STOCKHOLDERS
--------------------------------------------------------------------------------------------------
Per Share.....................        $                $                $                $
--------------------------------------------------------------------------------------------------
Total(2)......................        $                $                $                $
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Before deducting expenses of the Offering, payable by the Company, estimated
    at $       .

(2) The Company and the Selling Stockholders have granted the Underwriters a
    30-day option to purchase up to      additional shares of Common Stock
    solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to Selling Stockholders will be $     , $     , $     and $     ,
    respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about          ,
1997.

ALEX. BROWN & SONS
       INCORPORATED
                    BEAR, STEARNS & CO. INC.

                                       DONALDSON, LUFKIN & JENRETTE
                                              SECURITIES CORPORATION
                                                                    FURMAN SELZ

                THE DATE OF THIS PROSPECTUS IS          , 1997.

         [Map of United States indicating the existing markets in which the Company owns and operates outdoor advertising display faces/photos]

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used herein, "EMC" or the "Company" means Eller Media Corporation, together with its consolidated subsidiaries, unless the context otherwise requires. The Company is a holding company and conducts all of its operations through its subsidiaries, including Eller Media Company ("Eller"), Patrick Media Group, Inc. ("PMG") and the subsidiaries of Eller Investment Company, Inc. ("EIC"), which collectively operate under the name "Eller Media Company." PMG and EIC are collectively referred to herein as the "Predecessors." Unless otherwise specified, the Prospectus assumes, (i) a
for     split and reclassification of the Common Stock of the Company which will be effective immediately prior to the Offering of Common Stock contemplated hereby and (ii) no exercise of the Underwriters' over-allotment option. "Operating Cash Flow" has the meaning set forth in footnote 5 on page 7 hereof and "Operating Cash Flow Margin" has the meaning set forth in footnote 6 on page 7 hereof. The term "market" refers to the geographic area constituting a Designated Market Area as defined by the A.C. Nielsen Company.

                                  THE COMPANY

     Eller Media Corporation is the largest outdoor advertising company in the United States based on its total U.S. advertising display inventory of approximately 50,000 display faces. The Company provides outdoor advertising services in 15 major metropolitan markets located in six operating regions:
Southern California, Texas, the Midwest, Northern California, the Southeast and the Southwest. The Company believes it is the largest provider of outdoor advertising services in 12 of its 15 markets based on total display faces. The markets in which the Company operates represent approximately 22% of the total U.S. population and approximately 50% of the rapidly growing U.S. Hispanic population. For the nine month period ended September 30, 1996, the Company had net revenues, Operating Cash Flow and an Operating Cash Flow Margin of $178.7 million, $70.8 million and 39.6%, respectively. For the fiscal year ended December 31, 1995, on a pro forma basis as if the acquisition of the Predecessors had occurred on January 1, 1995, the Company had net revenues, Operating Cash Flow and an Operating Cash Flow Margin of $218.0 million, $76.2 million and 35.0%, respectively.

     According to estimates by the Outdoor Advertising Association of America (the "OAAA"), the trade association for the outdoor advertising industry, outdoor advertising generated total revenues of approximately $1.8 billion in 1995, or approximately 1.1% of the total advertising expenditures in the United States, and the out-of-home advertising industry generated revenues in excess of $3.0 billion in 1995. Outdoor advertising's 1995 revenues represent growth of approximately 8.2% over estimated total 1994 revenues, which compares favorably to the growth of total U.S. advertising expenditures of approximately 7.7% during the same period. In addition, for the first half of 1996, outdoor advertising generated total revenues of approximately $915 million, up 7.0% from the same 1995 period, according to recent estimates by the OAAA. Outdoor advertising offers repetitive impact and a lower cost-per-thousand impressions, a commonly used media measurement, as compared to competitive media, including television, radio, newspapers, magazines and direct mail marketing. As a result, outdoor advertising is attractive to both national and local advertisers either seeking mass market exposure or targeting specific geographic areas or sets of specific demographic characteristics.

     The following table sets forth for the nine month period ended September 30, 1996 certain information with respect to each of the Company's 15 major metropolitan markets (dollars in thousands):

                                                                              PREMIER
                                                                              PANELS(TM)
                                                                                AND
                                                       PERCENTAGE             PREMIER                                   TOTAL
                                    MARKET     NET       OF NET               PLUS(TM)  30-SHEET  8-SHEET  TRANSIT     DISPLAY
              MARKET                RANK(1)  REVENUES   REVENUES   BULLETINS   PANELS   POSTERS   POSTERS  DISPLAYS     FACES
----------------------------------- -------  --------  ----------  ---------  --------  --------  -------  --------    -------
SOUTHERN CALIFORNIA:
  Los Angeles(2)...................     2    $ 39,696      22.5%       722        116     4,875       --     1,168      6,881
  San Diego........................    15       5,019       2.8        112        125       575       --        --        812
TEXAS:
  Dallas/Ft. Worth.................     7      13,329       7.6        679         84     2,073      135        --      2,971
  Houston..........................     9      17,091       9.7        557        647     2,215    1,860        --      5,279
  San Antonio......................    34       8,484       4.8        754         --     1,374    1,332        --      3,460
MIDWEST:
  Chicago..........................     3      17,891      10.1        417         17     2,858       --     3,078      6,370
  Cleveland(3).....................    22       9,821       5.6        261          6     2,007       --        --      2,274
  Milwaukee........................    28       4,949       2.8        137         30       821       --        --        988
NORTHERN CALIFORNIA:
  San Francisco/Oakland(4).........     4      23,832      13.5        386        320     1,554      432     6,812      9,504
  Sacramento.......................    29       4,101       2.3         91         44       426       --       142        703
SOUTHEAST:
  Miami............................    11       3,759       2.2         --         --        --       --     2,088      2,088
  Atlanta..........................    12       8,433       4.8        365         26     1,132       --        --      1,523
  Tampa(5).........................    21      10,267       5.8        522         45     1,471       --        --      2,038
SOUTHWEST:
  Phoenix..........................    20       5,683       3.2        365         --        --       --        --        365
  El Paso..........................    70       4,091       2.3        284         11       545      544        --      1,384
                                             --------     -----      -----      -----    ------    -----    ------     ------
    Total..........................          $176,446(6)  100.0%     5,652(7)   1,471    21,926    4,303    13,288     46,640(8)
                                             ========     =====      =====      =====    ======    =====    ======     ======

---------------

(1) Market rank of the largest city in each market.

(2) Includes Los Angeles, Orange, Riverside, San Bernardino and Ventura counties.

(3) Includes Akron and Canton.

(4) Includes San Francisco, Oakland, San Jose, Santa Cruz and Solano counties.

(5) Includes Sarasota and Bradenton.

(6) Excludes convenience store and other miscellaneous net revenues.

(7) Includes 21 wallscapes.

(8) Excludes 4,086 convenience store displays.

OPERATING STRATEGY

     The Company's strategy is to expand its market presence and improve its operating results by (i) managing the advertising rates and occupancy levels of its displays to maximize market revenues; (ii) attracting new categories of advertisers to the outdoor medium through significant investments in sales and marketing resources; (iii) constructing new displays and upgrading its existing displays; (iv) taking advantage of technological advances which increase both sales force productivity and production department efficiency; and (v) acquiring additional displays in its existing markets and expanding into additional markets within the country's 35 largest media markets and their surrounding regional areas. The Company believes this operating strategy enhances its ability to effectively respond to advertisers' needs.

     - Maximizing market revenues. The Company believes that the size, diversity, and premium location of its display inventory provides it with substantial pricing flexibility. The Company seeks to maximize revenues through the optimization of advertising rates and occupancy levels.

     - Attracting new categories of advertisers. The Company dedicates substantial resources to target large companies whose advertising expenditures do not typically include outdoor advertising and introduce them to the benefits of the outdoor medium. The Company offers comprehensive sales, marketing, creative and research services to new and existing customers.

     - Constructing new displays and upgrading existing display faces. Since January 1, 1996, the Company has invested approximately $10.2 million for new display construction and for ongoing enhancement of its existing display inventory. Where opportunities are available, the Company intends to build new displays, continue to convert existing 30-sheet posters into Premier Panels(TM) and Premier Plus(TM) panels and continue to upgrade its existing display inventory.

     - Capitalizing on technological improvements. The Company intends to take advantage of advances in production (including the increased use of vinyl and pre-printed advertising copy) and market research (including the increased use of mapping and demographic software) in order to achieve greater efficiencies and to increase the Company's net revenues and Operating Cash Flow.

     - Acquiring additional displays. In addition to internal growth, the Company seeks to grow by continuing to acquire additional displays in its existing markets and through the acquisition of other outdoor companies whose assets have strategic appeal. The Company is focused on expanding its operations in existing markets and expanding into additional markets within the country's 35 largest media markets and their surrounding regional areas. The Company believes that larger markets provide greater revenue potential per display, improved access to national advertisers, greater regional advertising benefits and the opportunity to gain a larger market share from competitive and higher cost (per thousand) media. The Company is also considering expansion into international markets.

     To support this operating strategy, the Company has decentralized its operating structure in order to place authority, autonomy and accountability at the market level and provide local management with the tools necessary to oversee sales, display development, administration and production and to identify suitable acquisition candidates. The Company is implementing centralized accounting and financial controls designed to allow it to closely monitor the operating and financial performance of its markets. The Company also maintains a fully-staffed sales and marketing office in New York which services national accounts and supports the Company's local sales force in each market. The Company believes that one of its strongest competitive advantages is its unique blend of highly experienced corporate and local market management.

BACKGROUND AND RECENT DEVELOPMENTS

     The Company was formed in August 1995 to acquire PMG and EIC. EIC was formed in August 1992 for the purpose of acquiring certain outdoor advertising operations in Phoenix, Arizona. In September 1993, EIC purchased certain outdoor advertising operations in El Paso, Texas, and in December 1994, EIC purchased certain outdoor advertising operations in Atlanta, Georgia. In August 1995, the Company acquired EIC and purchased from General Electric Capital Corporation ("GECC") the outdoor advertising operations of PMG. PMG was the successor to Foster and Kleiser, the first significant national outdoor advertising company in the United States, founded at the turn of the century.

     Since January 1, 1996, the Company has purchased an aggregate of approximately 1,550 display faces in 26 in-market purchases for an aggregate purchase price of approximately $38.0 million. The Company believes that these purchases strengthen its market position and allow it to capitalize on operating efficiencies associated with the addition of display faces to its existing markets. These purchases have included 167 bulletins in the Dallas/Ft. Worth market and 227 bulletins and 735

30-sheet posters in the San Antonio market. In addition, in December 1996, the Company entered into an agreement to acquire 45 bulletins in the San Francisco/Oakland market.

     In addition to these acquisitions, the Company has initiated several operational restructuring activities since August 1995, including the (i) relocation of PMG's Chicago headquarters to Phoenix and (ii) relocation of PMG's financial operations from Scranton, Pennsylvania to Phoenix. Collectively, these measures have reduced operating and administrative costs and have helped the Company to operate more efficiently and respond more quickly to its customers' needs.

     The Company was incorporated in Delaware in 1995 and its principal executive office is located at 2850 E. Camelback Road, Suite 300, Phoenix, Arizona 85016, and its telephone number is (602) 957-8116.

                                  THE OFFERING

Common Stock offered by the Company.....................  shares
Common Stock offered by the Selling Stockholders........  shares
Common Stock to be outstanding after the Offering.......  shares(1)
Use of Proceeds to the Company..........................  To repay existing bank indebtedness and for general corporate purposes.
                                                          See "Use of Proceeds." The Company
                                                          will not receive any proceeds from
                                                          the sale of shares by the Selling
                                                          Stockholders. See "Principal and
                                                          Selling Stockholders."
Nasdaq National Market Symbol...........................  ELLR

---------------

(1) Excludes (i)           shares of Common Stock issuable upon exercise of
    options outstanding on the date hereof, of which          will be
    immediately exercisable upon consummation of the Offering, (ii)
              shares reserved for issuance pursuant to the Company's Equity Plan
    (as defined herein), (iii)       shares issuable pursuant to the Company's
    Phantom Equity Plan (as defined herein) and (iv)           shares issuable
    pursuant to the terms of a convertible promissory note. See
    "Management -- Executive Officers' Stock Options," "Management -- Equity Plan," "Management -- Phantom Equity Plan" and "Description of Indebtedness and Other Commitments -- Convertible Promissory Note."

                        SUMMARY FINANCIAL AND OTHER DATA

     The following table is derived from the Company's and the Predecessors' respective financial statements and should be read in conjunction with such financial statements, "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                       PREDECESSORS(1)                            EMC
                                    ---------------------  |   -----------------------------------------
                                                           |                               NINE
                                         YEAR ENDED        |                           MONTHS ENDED
                                        DECEMBER 31,       |      YEAR ENDED           SEPTEMBER 30,
                                    ---------------------  |     DECEMBER 31,      ---------------------
                                      1993        1994     |         1995            1995        1996
                                    ---------   ---------  |   -----------------   ---------   ---------
                                                           |                          PRO
                                                           |     PRO FORMA(2)      FORMA(2)
                                         (DOLLARS IN       |   -----------------   ---------
                                         THOUSANDS         |
                                      EXCEPT PER SHARE     |
                                          AMOUNTS)         |
                                                           |
STATEMENT OF OPERATIONS DATA:                              |
Gross revenues....................  $ 193,184   $ 216,008  |       $ 249,400       $ 185,056   $ 203,995
Net revenues(3)...................    166,210     188,867  |         218,012         161,664     178,728
Cost of sales.....................     76,029      80,683  |          89,006          65,780      68,135
Selling, general and                                       |
  administrative expense..........     43,919      47,226  |          52,760          39,686      39,830
Depreciation and amortization.....     43,630      43,446  |          33,259          22,807      29,372
                                     --------    --------  |        --------        --------    --------
Operating income..................      2,632      17,512  |          42,987          33,391      41,391
Interest expense..................     47,597      52,962  |          36,542          27,546      26,877
Other (expense) income, net.......        (75)      6,859  |          (8,354)         (6,373)     (5,323)
Provision for (benefit from)                               |
  income taxes....................    (27,015)     (9,870) |              --              --       2,400
                                     --------    --------  |        --------        --------    --------
Income (loss) before extraordinary                         |
  item(4).........................    (18,025)    (18,721) |          (1,909)           (528)      6,791
Net income (loss).................    (18,025)    (20,894) |          (1,909)           (528)      6,791
Net income (loss) per share.......                         |
Weighted average common and                                |
  equivalent shares outstanding...                         |
OTHER DATA:                                                |
Operating Cash Flow(5)............  $  46,262   $  60,958  |       $  76,246       $  56,198   $  70,763
Operating Cash Flow Margin(6).....       27.8%       32.3% |            35.0%           34.8%       39.6%
Capital expenditures(7)...........     21,319      44,185  |          14,289           9,876      48,151

                                                                       SEPTEMBER 30, 1996
                                                                   ---------------------------
                                                                    ACTUAL      AS ADJUSTED(8)
                                                                   --------     --------------
                                                                     (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(9)...............................................  $ 11,164
Total assets.....................................................   668,034
Total debt and capital lease obligations.........................   419,403
Stockholders' equity.............................................   196,016

---------------
(1) See footnote 1 to "Selected Consolidated Financial and Other Data."
(2) See the Unaudited Pro Forma Consolidated Statements of Operations of the Company included elsewhere in this Prospectus.
(3) Net revenues are gross revenues less agency commissions.
(4) Extraordinary item in 1994 represents loss on early extinguishment of debt.
(5) "Operating Cash Flow" is operating income before depreciation, amortization and non-cash compensation expense. Operating Cash Flow is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.
(6) "Operating Cash Flow Margin" is Operating Cash Flow stated as a percentage of net revenues.
(7) Amount includes purchases and construction of display faces.
(8) Adjusted to reflect the sale of         shares of Common Stock by the
    Company in the Offering at an assumed initial public offering price of
    $        per share and the application of the net proceeds therefrom. See
    "Use of Proceeds" and "Capitalization."
(9) Working capital is current assets less current liabilities (excluding current maturities of long-term debt and capital lease obligations).

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

     Substantial Leverage; Ability to Service Indebtedness. The Company has substantial consolidated indebtedness. On a pro forma basis after giving effect to the application of the net proceeds of the Offering and the refinancing of the Old Credit Facility (as defined herein), as of September 30, 1996, the
Company's total consolidated long-term debt was approximately $     million, and
on a pro forma basis for the nine months ended September 30, 1996, interest
expense was approximately $     million, or      % of consolidated net revenues.
The Company's level of consolidated indebtedness could have important consequences to the holders of Common Stock, including the following: (i) a substantial portion of the Company's consolidated cash flow from operations must be dedicated to the payment of the principal of and interest on indebtedness and will not be available for other purposes; (ii) the ability of the Company to obtain financing in the future for working capital needs, capital expenditures, acquisitions, investments, general corporate purposes or other purposes may be materially limited or impaired; and (iii) the Company's level of consolidated indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions. Subject to certain limitations contained in its Senior Credit Facility (as defined herein), the Company or its subsidiaries may incur additional indebtedness to finance working capital or capital expenditures, investments or acquisitions or for other purposes. See "Description of Indebtedness and Other Commitments -- Senior Credit Facility." Although historically the Company's Operating Cash Flow has been sufficient to service its fixed charges, there can be no assurance that the Company's Operating Cash Flow will continue to exceed its fixed charges. A decline in Operating Cash Flow could impair the Company's ability to meet its obligations, including debt service. In addition, the Company is a holding company and there is no assurance that its operating subsidiaries will generate sufficient cash flow to pay dividends or distribute funds to the Company so as to allow it to pay its expenses or cash dividends on the Common Stock. See "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Restrictions Imposed by the Company's Indebtedness. The banks under the Senior Credit Facility have a lien on substantially all of the assets of the Company, including the capital stock of its subsidiaries, to secure the indebtedness of the Company under such credit facility. In addition, the Company and its subsidiaries have guaranteed repayment of the indebtedness under the Senior Credit Facility. The Senior Credit Facility contains restrictions on the Company's ability to incur additional indebtedness, create liens, pay dividends, sell assets and make capital expenditures. Furthermore, the Senior Credit Facility contains certain financial ratio maintenance tests. There can be no assurance that the Company will be able to comply with the provisions of the Senior Credit Facility, including compliance by the Company with the financial ratios contained therein. Breach of any of these covenants or the failure to fulfill the obligations thereunder and the lapse of any applicable grace periods would result in an event of default under the Senior Credit Facility, and the lenders could declare all amounts outstanding to be due and payable immediately. There can be no assurance that the assets or cash flow of the Company would be sufficient to repay in full borrowings under the Senior Credit Facility whether upon maturity or earlier or if such indebtedness were to be accelerated upon an event of default or that the Company would be able to refinance or restructure its payments on such indebtedness. If such indebtedness were not so repaid, refinanced or restructured, the lenders could proceed to realize on their collateral. See "Description of Indebtedness and Other Commitments -- Senior Credit Facility."

     Acquisition Strategy. The Company was created through acquisitions and one component of the Company's operating strategy is to continue to enhance its market presence through acquisitions in new and existing markets. While the Company believes that the outdoor advertising industry is rapidly consolidating, there can be no assurance that suitable acquisition candidates can be found.

The Company is likely to face competition from other media and outdoor advertising companies for available acquisition opportunities. In addition, if the prices sought by sellers of outdoor advertising display faces and companies continue to rise, the Company may find fewer acceptable acquisition opportunities. In addition, the purchase price of possible acquisitions could require additional debt or equity financing on the part of the Company. The Senior Credit Facility contains certain restrictions on the Company's ability to incur additional indebtedness. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions, that acquisitions can be completed on terms acceptable to the Company or that any acquisitions that are completed can be integrated successfully into the Company. As part of its regular on-going evaluation of acquisition opportunities, the Company may from time to time engage in discussions concerning possible domestic and international acquisitions, some of which may be material to the Company in size. The Company cannot predict whether any such acquisitions will be consummated. See "Business -- Operating Strategy," "Business -- Recent and Pending Acquisitions" and "Description of Indebtedness and Other
Commitments -- Senior Credit Facility."

     Regulation of Outdoor Advertising. Outdoor advertising displays are subject to governmental regulation at the federal, state and local levels. These regulations, in some cases, limit the height, size, location and operation of billboards and, in limited circumstances, regulate the content of the advertising copy displayed on the billboards. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some cities, including one within the Company's markets (Houston), have adopted amortization ordinances under which, after the expiration of a specified period of time, billboards must be removed at the owner's expense and without payment of compensation. Ordinances requiring the removal of billboards without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results. The Houston ordinance has been the subject of litigation for over five years and is currently not being enforced. The Company believes that its operations will not be materially affected by the Houston amortization ordinance even if it is enforced, as a substantial number of the Company's Houston inventory consists of bulletins and 30-sheet posters located near federal highways where the Highway Beautification Act of 1965 would require just compensation in the event of any required removal. In addition, there can be no assurance that the Company will be successful in negotiating acceptable arrangements in circumstances in which its displays are subject to removal or amortization, and what effect, if any, such regulations may have on the Company's operations. In addition, the Company is unable to predict what additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Changes in laws and regulations affecting outdoor advertising at any level of government could have a material adverse effect on the Company. See "-- Tobacco Industry Regulation" and "Business -- Government Regulation."

     Tobacco Industry Regulation. Approximately 13.7% of the Company's 1995 pro forma net revenues and approximately 16.3% of the Company's net revenues for the nine months ended September 30, 1996 were derived from tobacco advertising. In August 1996, the U.S. Food and Drug Administration issued final regulations governing certain marketing practices in the tobacco industry, including a prohibition of tobacco product billboard advertisements within 1,000 feet of schools and playgrounds and a requirement that all tobacco product advertisements on billboards be in black and white and contain only text. These regulations will become effective in August 1997. There can be no assurance as to the effect of these regulations or such legislation on the Company's business and on its net revenues, Operating Cash Flow and financial position. A reduction in billboard advertising by the tobacco industry would cause an immediate reduction in the Company's direct revenue from such advertisers and would simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. This could in turn result in a lowering of rates in each of the Company's markets or limit the ability of industry participants to increase rates for some period of time. Any such consequence could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Customers" and "Business -- Government Regulation."

     Economic Conditions; Advertising Trends. The Company relies on sales of advertising space for its revenues and its operating results therefore are affected by general economic conditions, as well as trends in the advertising industry. A reduction in advertising expenditures available for the Company's displays could result from a general decline in economic conditions, a decline in economic conditions in its markets, particularly California, or a reallocation of advertising expenditures to other available media by significant users of the Company's displays.

     Competition. The Company faces competition for advertising revenues from other media such as radio, television, print media and direct mail marketing, as well as from other outdoor advertising companies. The Company also competes with a wide variety of other out-of-home advertising media, the range and diversity of which have increased substantially over the past several years, including advertising displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains, buses and subways. Some of the Company's competitors are substantially larger, better capitalized and have access to greater resources than the Company. There can be no assurance that outdoor advertising media will be able to compete with other types of media, or that the Company will be able to compete either within the outdoor advertising industry or with other media. See "Business -- Competition."

     Reliance on Key Personnel. The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, including, in particular, Karl Eller, the Company's Chairman and Chief Executive Officer. Although the Company believes it has incentive and compensation programs designed to retain key employees, including options to purchase shares of the Company's Common Stock, the Company has an employment agreement with only one employee, and few of its employees are bound by non-competition agreements. The Company maintains key man insurance on Karl Eller but not on any of its other executives. The unavailability of the continuing services of Mr. Eller or one or more of the Company's other executive officers and other key management and sales personnel could have a material adverse effect on the Company. See "Management."

     The Company's operating strategy is based in significant part on decentralization and reliance on managers in local markets to operate autonomously, subject to centralized strategic direction and administrative controls. Accordingly, the Company's success is dependent upon its ability to attract and retain qualified local managers and on the ability of those managers to properly perform on a basis consistent with the Company's strategic goals and objectives. Any failure of performance by local managers or any inability of the Company to properly direct and control such managers could have a material adverse effect on the Company.

     Challenges of Business Integration. The Company was formed in August 1995 to acquire PMG and EIC. Since August 1995, the Company has initiated several operational restructuring activities designed to reduce operating and administrative costs and implement the Company's decentralized operating philosophy, subject to centralized accounting and financial controls. The Company is in the process of relocating PMG's financial operations from Scranton, Pennsylvania to Phoenix, and is delegating the functions performed by that staff both to the regional and local markets and also to the corporate office in Phoenix. Included in this process is the installation of a new accounting system which has been completed for 11 of the Company's markets. There can be no assurance that the Company will complete these restructuring projects and administrative changes in a timely fashion, that the expected cost savings will be realized or that the new accounting system can be implemented without disruption to the operations and controls of the Company.

     History of Net Losses. The Predecessors historically recorded net losses resulting in significant part from substantial depreciation and amortization expenses relating to acquired assets and goodwill, interest expense associated with acquisition related indebtedness and other charges. Although the Company has recorded net income for the nine months ended September 30, 1996, it will incur a write-off of deferred financing charges as a result of the refinancing of the Old Credit Facility and will experience significant non-cash charges for compensation expenses in the fourth quarter of 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fourth Quarter 1996 Charges." There can be no assurance that the Company will generate net income in the future.

     Environmental Matters. As the owner, lessee or operator of various real properties and facilities, the Company is subject to various federal, state and local environmental laws and regulations. Historically, compliance with such laws and regulations has not had a material adverse effect on the Company's business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require the Company to make significant expenditures in the future.

     Seasonality. The Company's revenues and operating results have exhibited some degree of seasonality in past periods. Typically, the Company experiences its strongest financial performance in the second and third quarters and its lowest revenues in the first and fourth quarters. The Company expects this trend to continue in the future, and, as a result, the Company is likely to experience a net loss for the quarter ended March 31, 1997. Because a significant portion of the Company's expenses are fixed, a reduction in revenues in any quarter is likely to result in a period-to-period decline in operating performance and net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Information."

     Control by Executive Officers, Directors and Affiliates. Upon consummation of the Offering, the Company's executive officers, directors and their respective affiliates will beneficially own (including for this purpose options exercisable within 60 days after the date of this Prospectus and shares over
which such persons have voting control) approximately      % of the outstanding
shares of the Company's Common Stock. See "Principal and Selling Stockholders." Such persons, if acting together, would have sufficient voting power to control the outcome of corporate actions submitted to the stockholders for approval and to control the management and affairs of the Company, including the election of the Board of Directors of the Company. As a result of such control, certain transactions may not be possible without the approval of such stockholders, including proxy contests, mergers involving the Company and tender offers or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

     Anti-Takeover Provisions. The level of stock ownership of the Company's executive officers, directors and their respective affiliates, as well as the provisions of the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws (each as defined in "Description of Capital Stock"), may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of stockholders to approve transactions that they may deem to be in their best interests. In accordance with the terms of the Company's Certificate of Incorporation, effective upon consummation of the Offering, the terms of office of the Board of Directors will be divided into three classes serving staggered three-year terms. In addition, under the Company's Certificate of Incorporation, the Board of Directors has the authority to issue shares of preferred stock and establish the rights and preferences thereof without obtaining stockholder approval. The Company has no present plans to issue any shares of preferred stock. See "Description of Capital Stock."

     Absence of Public Market. Prior to this Offering, there has been no public market for the Common Stock of the Company. There can be no assurance that, following this Offering, an active trading market for the Common Stock will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the Representatives (as defined herein) of the Underwriters (as defined herein) and will not necessarily be indicative of the market price of the Common Stock after this Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. From time to time, the stock market experiences significant price and volume volatility, which may affect the market price of the Common Stock for reasons unrelated to the Company.

     Immediate and Substantial Dilution. Purchasers of the Common Stock offered hereby will suffer an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "Dilution."

     Shares Eligible for Future Sale. Sales of the Company's Common Stock in the public market after the Offering could adversely affect the market price of the Company's Common Stock. Upon completion of this Offering, the Company will have
outstanding           shares of Common Stock (excluding (i)           shares of
Common Stock issuable upon the exercise of the Underwriters' over-allotment
option, (ii)           shares of Common Stock issuable upon the exercise of
options outstanding on the date hereof, of which      will be immediately
exercisable upon consummation of the Offering, (iii)           shares reserved
for issuance pursuant to the Equity Plan, (iv)      shares issuable pursuant to
the Phantom Equity Plan and (v)           shares issuable pursuant to the terms
of a convertible promissory note). Of these shares, the           shares
(          shares if the Underwriters' over-allotment option is exercised in full) of Common Stock sold in this Offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "affiliates," as that term is defined in the
Securities Act, of the Company. The remaining           shares are "restricted
securities" within the meaning of Rule 144 adopted under the Securities Act. Such shares generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. Approximately outstanding shares of Common Stock will become eligible for sale in August 1997 pursuant to Rule 144, subject to volume and manner of sale restrictions. Certain of the Company's stockholders and all of its executive officers and directors, with the power to dispose of a total of shares, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated on behalf of the Underwriters. In addition, the Company intends to file a registration statement on Form S-8 under the Securities Act to register shares to be issued upon exercise of options outstanding on the date hereof and options granted pursuant to the Equity Plan. See "Management -- Executive Officers' Stock Options," "Management -- Equity Plan," "Description of Indebtedness and Other
Commitments -- Convertible Promissory Note," and "Shares Eligible for Future Sale."

     Absence of Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying dividends on its Common Stock in the foreseeable future. In addition, the Senior Credit Facility prohibits the Company from paying cash dividends or making any other distribution on its Common Stock. The Senior Credit Facility also requires that a portion of the Company's excess cash flow be applied to prepay the term loans under such credit facility. See "Dividend Policy" and "Description of Indebtedness and Other Commitments -- Senior Credit Facility."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The Company believes that this Prospectus contains certain forward-looking statements, including statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: adverse changes in national or local economic conditions, competition from other outdoor advertising companies or other media, changes in the availability, cost and terms of financing, changes in operating expenses, adverse changes in governmental regulations and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including without limitation under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the           shares of
Common Stock offered by the Company hereby are estimated to be approximately
$     million (or approximately $     million if the Underwriters'
overallotment option is exercised in full), assuming an initial public
offering price of $          per share, after deducting estimated underwriting
discounts and commissions and offering expenses.

     The Company intends to use approximately $     million of such proceeds to
repay the revolving credit amounts (the "Revolver") outstanding under its $550 million senior secured credit facility (the "Senior Credit Facility"). As of December 10, 1996 approximately $412 million was outstanding under the Senior Credit Facility, including $62 million outstanding under the Revolver, which amount bore interest at a rate of approximately 7.35% per annum. Amounts under the Revolver were incurred for acquisitions and working capital and are due and payable on September 30, 2003. See "Description of Indebtedness and Other Commitments -- Senior Credit Facility." The Company will use the remaining
proceeds from this Offering, estimated to be approximately $     million ($
million if the Underwriters' over-allotment option is exercised in full), for general corporate purposes.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

     The Company has not paid dividends on its Common Stock and does not anticipate paying dividends on its Common Stock in the foreseeable future. The Company intends to retain any future earnings for reinvestment in the Company. In addition, the Senior Credit Facility prohibits the Company from paying cash dividends or making any other distribution on its Common Stock. The Senior Credit Facility also requires that a portion of the Company's excess cash flow be applied to prepay the term loans under such credit facility beginning in 1999. See "Description of Indebtedness and Other Commitments -- Senior Credit Facility." Any future determination as to the payment of dividends will be subject to such prohibitions and limitations and will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

                                    DILUTION

     The net tangible book value of the Company's Common Stock as of September
30, 1996 was approximately $48.3 million, or $          per share of Common
Stock. The net tangible book value per share of Common Stock represents the amount of the Company's common stockholders' equity, less intangible assets,
divided by           shares of Common Stock outstanding as of September 30,
1996.

     Net tangible book value dilution per share of Common Stock represents the difference between the amount per share paid by purchasers of Common Stock in this Offering and the net tangible book value per share of Common Stock immediately after completion of this Offering. After giving effect to the sale
by the Company of           shares of Common Stock in this Offering at an
assumed initial public offering price of $       per share and the application
of the estimated net proceeds therefrom, the net tangible book value of the
Common Stock as of September 30, 1996 would have been $          , or $     per
share of Common Stock. This represents an immediate decrease in the net tangible
book value of $          per share of Common Stock to purchasers of Common Stock
in this Offering. The following table illustrates this dilution in the net tangible book value per share to new investors:

Assumed initial public offering price per share......................               $
  Net tangible book value per share of Common Stock at September 30,
     1996............................................................  $
  Increase per share of Common Stock attributable to new investors...
Pro forma net tangible book value per share of Common Stock after this Offering......................................................
                                                                                     --------
Dilution per share to new investors..................................               $
                                                                                     ========

     The following table sets forth, as of September 30, 1996, the number of shares of Common Stock issued by the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares of Common Stock in this Offering:

                                 SHARES PURCHASED          TOTAL CONSIDERATION
                                -------------------     -------------------------     AVERAGE PRICE
                                NUMBER   PERCENTAGE        AMOUNT      PERCENTAGE       PER SHARE
                                -------  ----------     ------------   ----------     -------------
Existing stockholders(1)(2)...                   %      $191,600,000           %        $
New investors(2)..............                                                          $
                                  --
                                            -----                ---      -----
  Total.......................              100.0%      $                 100.0%
                                  ==        =====                ===      =====

------------------------
(1) Excludes (i)     shares of Common Stock issuable upon exercise of options
    outstanding on the date hereof, of which       will be immediately
    exercisable upon consummation of the Offering, (ii)     shares reserved for
    issuance pursuant to the Equity Plan, (iii)     shares issuable pursuant to
    the Phantom Equity Plan and (iv)     shares issuable pursuant to the terms
    of a convertible promissory note. See "Management -- Executive Officers' Stock Options," "Management -- Equity Plan," "Management -- Phantom Equity Plan" and "Description of Indebtedness and Other Commitments -- Convertible Promissory Note."

(2) Sales by the Selling Stockholders in this Offering will reduce the number of
    shares of Common Stock held by existing stockholders to          , or     %,
    of the total number of shares of Common Stock to be outstanding after this Offering, and will increase the number of shares of Common Stock to be
    purchased by new investors to          , or     %, of the total number of
    shares of Common Stock to be outstanding after this Offering.

     The computations in the table set forth above assume no exercise of stock options outstanding on the date hereof. On the date of this Prospectus, there
were outstanding options to purchase           shares of Common Stock at a
weighted average exercise price of $          per share. Assuming the exercise
of all such options, the per share dilution to new investors would be
$          as compared to $          presented above.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company at September 30, 1996, (ii) the pro forma capitalization of the Company at September 30, 1996 after giving effect to the refinancing and replacement of the Old Credit Facility with the Senior Credit Facility and (iii) the pro forma as adjusted capitalization of the Company at September 30, 1996 after giving
additional effect to the sale by the Company of           shares of Common Stock
in the Offering at an assumed initial public offering price of $          per
share and the application of the estimated net proceeds to the Company therefrom as set forth under "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                                   SEPTEMBER 30, 1996
                                                         --------------------------------------
                                                                                     PRO FORMA
                                                          ACTUAL      PRO FORMA     AS ADJUSTED
                                                         --------     ---------     -----------
                                                                 (DOLLARS IN THOUSANDS)
Current maturities of long-term debt and
  capital lease obligations............................  $ 21,081     $  1,331       $
                                                         --------     --------        --------
Long-term debt:
  Old Credit Facility:
     Tranche A loans...................................  $226,750           --
     Tranche B loans...................................   124,000           --
     Line of credit facility...........................    43,500           --
  Other................................................     2,003        2,003
                                                         --------     --------        --------
          Total existing long-term debt................   396,253        2,003
                                                         --------     --------        --------
  Senior Credit Facility:
     Tranche A loans...................................        --      200,000
     Tranche B loans...................................        --      150,000
     Line of credit facility...........................        --       66,730
                                                         --------     --------        --------
          Total Senior Credit Facility.................        --      416,730
                                                         --------     --------        --------
Capital lease obligations..............................     2,069        2,069
                                                         --------     --------        --------
          Total long-term debt and capital
            lease obligations..........................   398,322      420,802
                                                         --------     --------        --------
Stockholders' equity:
  Preferred Stock, $.01 par value......................        --           --
  Common Stock, $.01 par value.........................         1            1
  Additional paid in capital...........................   191,758      191,758
  Retained earnings (deficit)..........................     4,257         (414)
                                                         --------     --------        --------
     Total stockholders' equity(1).....................   196,016      191,345
                                                         --------     --------        --------
          Total capitalization.........................  $615,419     $613,478       $
                                                         ========     ========        ========

---------------
(1)  Excludes (i)            shares of Common Stock issuable upon exercise of
     options outstanding on the date hereof, of which             will be
     immediately exercisable upon consummation of the Offering,
     (ii)            shares reserved for issuance pursuant to the Equity Plan,
     (iii)             shares issuable pursuant to the Phantom Equity Plan and
     (iv) shares issuable pursuant to the terms of a convertible promissory note. See "Management -- Executive Officers' Stock Options," "Management -- Equity Plan," "Management -- Phantom Equity Plan" and "Description of Indebtedness and Other Commitments --Convertible Promissory Note."

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected financial data presented below for the nine-months ended September 30, 1996 is derived from the consolidated financial statements of the Company. The selected financial data for the period from January 1, 1995 to August 17, 1995 is derived from the consolidated financial statements of PMG and the combined financial statements of EIC. The selected financial data for the period from August 18, 1995 to December 31, 1995 is derived from the consolidated financial statements of the Company. The pro forma selected financial data for the nine and twelve months ended September 30, 1995 and December 31, 1995, respectively, is derived from the Unaudited Pro Forma Consolidated Statements of Operations of the Company. The remaining selected financial data for the years ended December 31, 1991, 1992, 1993 and 1994 are derived from the consolidated financial statements of PMG and the combined financial statements of EIC.

     The selected financial data of the Company as of December 31, 1995 and for the period from August 18, 1995 to December 31, 1995, the selected financial data of the Predecessors from January 1, 1995 to August 17, 1995, and the selected financial data of EIC as of and for the year ended December 31, 1994, were derived from financial statements audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports included elsewhere in this Prospectus. The selected financial data of PMG as of and for the two years ended December 31, 1994 was derived from financial statements audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus.

     The selected financial data as of September 30, 1995 and 1996 was derived from the respective unaudited consolidated or combined financial statements referred to above. These respective unaudited consolidated or combined financial statements were prepared on a basis consistent with that of the audited consolidated or combined financial statements and, in the opinion of management, contain all adjustments necessary for a fair presentation. Results for periods of less than one year are not necessarily indicative of results for a full year. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and unaudited pro forma consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                                      PREDECESSORS(1)
                                                         -------------------------------------------------------------------------
                                                                                  YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------------------------
                                                           1991             1992                 1993                  1994
                                                         ---------   ------------------   -------------------   ------------------
                                                            PMG        PMG        EIC       PMG        EIC        PMG        EIC
                                                         ---------   --------   -------   --------   --------   --------   -------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Gross revenues.......................................... $ 198,808   $174,123   $ 2,287   $187,003   $  6,181   $203,065   $12,943
Net revenues(3).........................................   166,846    147,640     1,978    160,822      5,388    177,275    11,592
Cost of sales...........................................    77,415     65,698       976     73,163      2,866     75,427     5,256
Selling, general and administrative expense.............    45,890     39,600       242     43,262        657     45,859     1,367
Depreciation and amortization...........................    37,833     34,615       298     42,756        874     41,733     1,713
                                                         ---------   --------   --------  --------   --------    -------   --------
Operating income........................................     5,708      7,727       462      1,641        991     14,256     3,256
Interest expense........................................    64,674     43,429       705     45,695      1,902     50,325     2,637
Other (expense) income, net.............................   (50,355)   (34,751)        7         38       (113)     7,064      (205)
Provision for (benefit from) income taxes...............        --     20,461        --    (27,015)        --     (9,950)       80
                                                         ---------   --------   --------  --------   --------    -------   --------
Income (loss) before extraordinary item(4)..............  (109,321)   (90,914)     (236)   (17,001)    (1,024)   (19,055)      334
Net income (loss).......................................    79,551    (90,914)     (236)   (17,001)    (1,024)   (19,055)   (1,839)
Net income (loss) per share.............................
Weighted average common and equivalent shares
 outstanding............................................
OTHER DATA:
Operating Cash Flow(5).................................. $  43,541   $ 42,342   $   760   $ 44,397   $  1,865   $ 55,989   $ 4,969
Operating Cash Flow Margin(6)...........................      26.1%      28.7%     38.4%      27.6%      34.6%      31.6%     42.9%
Capital expenditures(7).................................     6,048      7,249        31     21,205        114     21,573    22,612


                                                                                                    EMC
                                                                                  ------------------------------------------
                                                              JANUARY 1,           AUGUST 18,                    NINE MONTHS
                                                                  TO                   TO         YEAR ENDED        ENDED
                                                              AUGUST 17,          DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                          -------------------     ------------   -------------  ------------
                                                                 1995                 1995           1995          1995
                                                          -------------------     ------------   -------------  ------------
                                                            PMG        EIC                           PRO           PRO
                                                          --------   --------                      FORMA(2)      FORMA(2)
                                                                                                 -------------   --------
STATEMENT OF OPERATIONS DATA:
Gross revenues..........................................  $141,778   $ 15,439       $ 92,183       $ 249,400     $185,056
Net revenues(3).........................................   123,615     13,719         80,678         218,012     161,664
Cost of sales...........................................    50,456      5,796         32,754          89,006      65,780
Selling, general and administrative expense.............    31,480      1,903         19,377          52,760      39,686
Depreciation and amortization...........................    22,769      2,148         14,468          33,259      22,807
                                                          --------   --------       --------        --------     --------
Operating income........................................    18,910      3,872         14,079          42,987      33,391
Interest expense........................................    27,629      3,240         13,616          36,542      27,546
Other (expense) income, net.............................    (4,860)      (497)        (2,997)         (8,354)     (6,373)
Provision for (benefit from) income taxes...............    (3,858)        --             --              --          --
                                                          --------   --------       --------        --------     --------
Income (loss) before extraordinary item(4)..............    (9,721)       135         (2,534)         (1,909)       (528)
Net income (loss).......................................    (9,721)       135         (2,534)         (1,909)       (528)
Net income (loss) per share.............................
Weighted average common and equivalent shares
 outstanding............................................
OTHER DATA:
Operating Cash Flow(5)..................................  $ 41,679   $  6,020       $ 28,547       $  76,246     $56,198
Operating Cash Flow Margin(6)...........................      33.7%      43.9%          35.4%           35.0%       34.8%
Capital expenditures(7).................................     8,218        409          5,662          14,289       9,876


                                                             EMC
                                                         -----------
                                                         NINE MONTHS
                                                            ENDED
                                                        SEPTEMBER 30,
                                                        -------------
                                                            1996
                                                          --------
STATEMENT OF OPERATIONS DATA:
Gross revenues..........................................  $203,995
Net revenues(3).........................................   178,728
Cost of sales...........................................    68,135
Selling, general and administrative expense.............    39,830
Depreciation and amortization...........................    29,372
                                                          --------
Operating income........................................    41,391
Interest expense........................................    26,877
Other (expense) income, net.............................    (5,323)
Provision for (benefit from) income taxes...............     2,400
                                                          --------
Income (loss) before extraordinary item(4)..............     6,791
Net income (loss).......................................     6,791
Net income (loss) per share.............................
Weighted average common and equivalent shares
 outstanding............................................
OTHER DATA:
Operating Cash Flow(5)..................................  $ 70,763
Operating Cash Flow Margin(6)...........................      39.6%
Capital expenditures(7).................................    48,151

                                                                                              PREDECESSORS(1)
                                                                              ------------------------------------------------
                                                                                                DECEMBER 31,
                                                                              ------------------------------------------------
                                                                                1991                1992                1993
                                                                              ---------     ---------------------     --------
                                                                                 PMG          PMG          EIC          PMG
                                                                              ---------     --------     --------     --------
                                                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(8)..........................................................  $ (69,410)    $  6,007     $ (1,824)    $ 16,596
Total assets................................................................    370,020      584,081       17,547      555,226
Total debt and capital lease obligations....................................    475,601      565,823       14,695      590,171
Stockholders' equity (deficit)..............................................   (206,885)     (31,702)        (236)     (48,713)

                                                                                              PREDECESSORS(1)
                                                                              -----------------------------------------------------
                                                                                        DECEMBER 31,
                                                                              --------------------------------             EMC
                                                                                1993               1994                ------------
                                                                              --------     ---------------------       DECEMBER 31,
                                                                                EIC          PMG          EIC              1995
                                                                              --------     --------     --------       ------------
BALANCE SHEET DATA:
Working capital(8)..........................................................  $   (312)    $  9,085     $    178         $  7,228
Total assets................................................................    14,308      513,024       45,999          643,846
Total debt and capital lease obligations....................................    13,195      562,040       40,221          407,510
Stockholders' equity (deficit)..............................................    (1,559)     (67,969)      (1,666)         189,126

                                                                                   EMC
                                                                              ------------
                                                                              SEPTEMBER 30,
                                                                                  1996
                                                                              -------------
BALANCE SHEET DATA:
Working capital(8)..........................................................    $  11,164
Total assets................................................................      668,034
Total debt and capital lease obligations....................................      419,403
Stockholders' equity (deficit)..............................................      196,016

          See Notes to Selected Consolidated Financial and Other Data.

            NOTES TO SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(1) The historical information set forth herein represents the separate financial performance of PMG and EIC. Fiscal year 1991 includes only PMG since EIC was formed on August 20, 1992. The following table sets forth combined statements of operations and other data for the Predecessors for the periods indicated, representing the sum of the corresponding amounts appearing in the respective historical statements of operations of the Predecessors appearing herein, without pro forma or other adjustments. Because the Predecessors had different accounting policies, cost basis and capital structures, the combined statements are not in all respects comparable, with respect to matters such as depreciation, amortization, interest expense and other items, to the financial statements of the Company, nor are the Predecessors' financial statements in all respects comparable to each other. Such combined statements do not represent the results which would have been achieved or reported had the Predecessors been acquired by the Company or otherwise combined at the beginning of the periods presented.

                                                                                                                   PREDECESSORS
                                                                                                                  ---------------
                                                                                    PREDECESSORS
                                                                     ------------------------------------------     JANUARY 1,
                                                                                                                        TO
                                                                              YEAR ENDED DECEMBER 31,               AUGUST 17,
                                                                     ------------------------------------------   ---------------
                                                                       1991        1992       1993       1994          1995
                                                                     ---------   --------   --------   --------   ---------------
                                                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Gross revenues.....................................................  $ 198,808   $176,410   $193,184   $216,008      $ 157,217
Net revenues(3)....................................................    166,846    149,618    166,210    188,867        137,334
Cost of sales......................................................     77,415     66,674     76,029     80,683         56,252
Selling, general and administrative expense........................     45,890     39,842     43,919     47,226         33,383
Depreciation and amortization......................................     37,833     34,913     43,630     43,446         24,917
                                                                     ---------   --------   --------   --------       --------
Operating income...................................................      5,708      8,189      2,632     17,512         22,782
Interest expense...................................................     64,674     44,134     47,597     52,962         30,869
Other (expense) income, net........................................    (50,355)   (34,744)       (75)     6,859         (5,357)
Provision for (benefit from) income taxes..........................         --     20,461    (27,015)    (9,870)        (3,858)
                                                                     ---------   --------   --------   --------       --------
Income (Loss) before extraordinary item(4).........................   (109,321)   (91,150)   (18,025)   (18,721)        (9,586)
Net income (loss)..................................................     79,551    (91,150)   (18,025)   (20,894)        (9,586)
OTHER DATA:
Operating Cash Flow(5).............................................  $  43,541   $ 43,102   $ 46,262   $ 60,958      $  47,699
Operating Cash Flow Margin(6)......................................       26.1%      28.8%      27.8%      32.3%          34.7%
Capital expenditures(7)............................................      6,048      7,280     21,319     44,185          8,627

(2) See the Unaudited Pro Forma Consolidated Statements of Operations of the Company included elsewhere in this Prospectus.

(3) Net revenues are gross revenues less agency commissions.

(4) Extraordinary item in 1991 represents gain on early extinguishment of debt, and extraordinary item in 1994 represents loss on early extinguishment of debt.

(5) Operating Cash Flow is operating income before depreciation, amortization and non-cash compensation expense. See footnote 5 to "Summary Financial and Other Data."

(6) Operating Cash Flow Margin is Operating Cash Flow stated as a percentage of net revenues.

(7) Amount includes purchases and construction of display faces.

(8) Working capital is current assets less current liabilities (excluding current maturities of long-term debt and capital lease obligations).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the consolidated results of operations of the Company and the Predecessors for the three years ended December 31, 1995 and the nine months ended September 30, 1995 and September 30, 1996 and financial condition at December 31, 1995 and September 30, 1996 should be read in conjunction with the respective financial statements of the Company and the Predecessors and the related notes thereto included elsewhere in this Prospectus.

BACKGROUND

     The Company was formed in August 1995 to acquire PMG and EIC. EIC was formed in August 1992 for the purpose of acquiring certain outdoor advertising operations in Phoenix, Arizona. In September 1993, EIC purchased certain outdoor advertising operations in El Paso, Texas, and in December 1994, EIC purchased certain outdoor advertising operations in Atlanta, Georgia. In August 1995, the Company acquired EIC and purchased from GECC the outdoor advertising operations of PMG. PMG was the successor to Foster and Kleiser, the first significant national outdoor advertising company in the United States, founded at the turn of the century.

     The Company financed the purchase of PMG with a combination of a $440 million credit facility, consisting of two term loans and a revolving credit facility (the "Old Credit Facility"), and an equity investment of approximately $163 million from Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. and other co-investors.

     Since the Company's formation, management has actively pursued purchases of outdoor advertising displays which have increased its presence in major metropolitan markets. Since January 1, 1996, the Company has purchased an aggregate of approximately 1,550 display faces in 26 in-market purchases for an aggregate purchase price of approximately $38.0 million. The Company has financed such acquisitions with borrowings under the Old Credit Facility and cash from operations. The Company's financial results for the nine months ended September 30, 1996 do not reflect the full impact of these purchases.

GENERAL

     Revenues are a function of the number of displays operated by the Company, as well as the occupancy levels of the Company's display faces and the rates that the Company charges for their use. The Company focuses its sales efforts on maximizing the yield of its display inventory by optimizing its rates and occupancy levels to best meet demand in each market. The Company utilizes sophisticated demographic research, substantial creative resources and strategic developmental sales and marketing techniques to generate demand for out-of-home media products, often targeting customers currently using other forms of media.

     The Company has emphasized the development of new display locations in growth areas of its existing markets in order to generate additional revenues. Additionally, the Company has expanded its product offering to include transit displays and other out-of-home media products in order to better serve customers' needs and generate additional demand. The Company has also developed creative new display types to meet advertiser needs and attract new customers to outdoor advertising, including Premier Panels(TM) and Premier Plus(TM) panels. These new display types permit the Company to enhance its rate structure on its existing display inventory by increasing the square footage of advertising displays and expanding the format of its outdoor advertising displays to accommodate more diverse advertising copy.

     Net revenues represent gross revenues less commissions paid to advertising agencies and brokers that contract for the use of advertising displays on behalf of advertisers. Agency commissions on revenues which are contracted through advertising agencies are typically 15% of gross revenues. Not all revenues are contracted through advertising agencies. An increasing portion of revenues are derived directly from advertisers or are contracted through an advertising agency that is being compensated on a fixed fee basis rather than on a commission based program. As a result, agency commissions as a percentage of gross revenues have decreased over the past several years to approximately 12.4% of gross revenues in the nine months ended September 30, 1996.

     The Company considers agency commissions as a reduction in gross revenues and measures its operating performance based upon percentages of net revenues rather than gross revenues. The Company's sales incentive programs are focused on net revenues as well.

     The Company's cost of sales consists of direct expenses, maintenance and operations expenses and site leases. Direct expenses include costs directly associated with the Company's displays, including copy, production and installation costs and illumination expense. Maintenance and operations expenses include minor repairs, vehicle upkeep and other miscellaneous operating expenses. Site leases consist mainly of rental payments to owners of real estate underlying the signs. For the nine months ended September 30, 1996, these expenses amounted to the following approximate percentages of net revenues: direct 8.8%, maintenance and operations 8.4% and site leases 20.8%.

     Selling, general and administrative expenses occur at both the market and corporate level. At the market level, these expenses consist of various items of office overhead pertaining to both personnel and facilities, including accounting and administrative expenses and direct sales and marketing costs. At the corporate level, these costs represent staff and facility expenses for the executive office, the Company's incentive bonus pool, the New York sales and marketing office and the corporate accounting and MIS functions.

     The Company's decentralized operating structure places authority, autonomy and accountability at the market level and provides local management with the tools necessary to effectively manage their operations on a day-to-day basis. The corporate, executive and administrative functions focus on providing strategic direction and oversight to the markets while maintaining specific financial controls to monitor market progress. The Company's bonus expense is accounted for at the corporate level since executive management exercises substantial discretion in determining market compensation levels, and since executive management is responsible for administering the program.

RESULTS OF OPERATIONS -- THE COMPANY

     NINE MONTHS ENDED SEPTEMBER 30, 1996 ("INTERIM 1996") COMPARED TO PRO FORMA NINE MONTHS ENDED SEPTEMBER 30, 1995 ("INTERIM 1995")

     The following table presents certain operating statement items of the Company as a percentage of net revenues.

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                          -------------------
                                                                          PRO FORMA
                                                                           1995(1)      1996
                                                                          ---------     -----
Net revenues............................................................    100.0%      100.0%
Cost of sales...........................................................     40.7        38.1
Selling, general and administrative expenses............................     24.5        22.3
                                                                          ---------     -----
Operating Cash Flow.....................................................     34.8        39.6
Depreciation and amortization...........................................     14.1        16.4
                                                                          ---------     -----
Operating income........................................................     20.7        23.2
Interest expense........................................................     17.0        15.0
Net income..............................................................     (0.3)        3.8
                                                                          ---------     -----

---------------

(1) See the Unaudited Pro Forma Consolidated Statements of Operations of the Company included elsewhere in this Prospectus.

     Net revenues increased 10.6% from $161.7 million in Interim 1995 to $178.7 million in Interim 1996. The increase reflects higher advertising rates and occupancy levels, particularly in the Texas, Southern California and Northern California regions. To a substantially lesser extent, the increase reflects the purchase of advertising display faces in the San Antonio, Dallas and Houston markets.

     Cost of sales increased 3.6% from $65.8 million in Interim 1995 to $68.1 million in Interim 1996 primarily as a result of increased net revenues. As a percentage of net revenues, cost of sales decreased from 40.7% in Interim 1995 to 38.1% in Interim 1996 as a result of economies of scale associated with increased revenues.

     Selling, general and administrative expenses increased 0.4% from $39.7 million in Interim 1995 to $39.8 million in Interim 1996. As a percentage of net revenues, these expenses decreased from 24.5% in Interim 1995 to 22.3% in Interim 1996, reflecting reduced headcount at the corporate level due to cost reduction programs, as well as economies of scale associated with the increased revenues.

     Operating Cash Flow increased 25.9% from $56.2 million in Interim 1995 to $70.8 million in Interim 1996 as a result of the above factors. As a percentage of net revenues, Operating Cash Flow increased from 34.8% in Interim 1995 to 39.6% in Interim 1996.

     Depreciation and amortization expenses increased 28.8% from $22.8 million in Interim 1995 to $29.4 million in Interim 1996 reflecting additional depreciation associated with advertising displays purchased and capital expenditures made after August 1995.

     Interest expense remained relatively constant at $26.9 million in Interim 1996 as compared to $27.5 million in Interim 1995.

     As a result of the above factors, the Company recorded net income of $6.8 million in Interim 1996 as compared to a net loss of $0.5 million in Interim 1995.

     PRO FORMA YEAR ENDED DECEMBER 31, 1995

     Pro forma net revenues for 1995 were $218.0 million. This represents an increase of 15.4% from the combined net revenues for EIC and PMG of $188.9 million for the year ended December 31,

1994. The increase was primarily attributable to increases in rate and occupancy in the California and Midwest regions, and to a lesser extent, due to additional revenues from the Atlanta market which was acquired by EIC in December 1994.

     Pro forma cost of sales was $89.0 million in 1995, an increase of 10.3% over the combined cost of sales of $80.7 million for EIC and PMG in 1994. As a percentage of net revenues, pro forma cost of sales was 40.8% in 1995 as compared to 42.7% for combined EIC and PMG in 1994, reflecting economies of scale associated with the increased revenues.

     Pro forma selling, general and administrative expenses were $52.8 million in 1995, an increase of 11.7% over the combined selling, general and administrative expenses of $47.2 million for EIC and PMG in 1994. As a percentage of net revenues, these pro forma expenses were 24.2% in 1995 as compared to 25.0% for combined EIC and PMG in 1994, primarily due to decreased headcount in PMG's corporate headquarters and the increase in revenues.

     Due to the above factors, pro forma Operating Cash Flow was $76.2 million in 1995, an increase of 25.1% over the combined Operating Cash Flow of $61.0 million for EIC and PMG in 1994. As a percentage of net revenues, pro forma Operating Cash Flow was 35.0% in 1995 as compared to 32.3% for combined EIC and PMG in 1994, reflecting the economies of scale associated with revenue increases.

     Pro forma depreciation and amortization expense was $33.3 million in 1995 and pro forma interest expense was $36.5 million in 1995, reflecting the site and structure depreciation, goodwill amortization and interest expense on acquisition-related debt arising from the Company's acquisitions of EIC and PMG.

     The above factors resulted in a pro forma loss of $1.9 million in 1995.

RESULTS OF OPERATIONS -- PREDECESSORS

     The following table presents certain operating statement items of the Predecessors as a percentage of net revenues:

                                                                                  JANUARY 1, TO
                                             YEAR ENDED DECEMBER 31,               AUGUST 17,
                                      --------------------------------------     ---------------
                                            1993                  1994                1995
                                      -----------------     ----------------     ---------------
                                       PMG        EIC        PMG        EIC       PMG       EIC
                                      ------     ------     ------     -----     -----     -----
Net revenues........................   100.0%     100.0%     100.0%    100.0%    100.0%    100.0%
Cost of sales.......................    45.5       53.2       42.5      45.3      40.8      42.2
Selling, general and administrative
  expenses..........................    26.9       12.2       25.9      11.8      25.5      13.9
                                      ------     ------     ------     -----     -----     -----
Operating Cash Flow.................    27.6       34.6       31.6      42.9      33.7      43.9
Depreciation and amortization.......    26.6       16.2       23.5      14.8      18.4      15.7
                                      ------     ------     ------     -----     -----     -----
Operating income....................     1.0       18.4        8.0      28.1      15.3      28.2
Interest expense....................    28.4       35.3       28.4      22.7      22.4      23.6
Net income (loss) before
  extraordinary item................   (10.6)     (19.0)     (10.7)      2.9      (7.9)      1.0
                                      ------     ------     ------     -----     -----     -----

     JANUARY 1, 1995 TO AUGUST 17, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     The following is a discussion of the results of operations of EIC and PMG for the period from January 1, 1995 to August 17, 1995 as compared to the year ended December 31, 1994. Because the 1995 period is only for eight and one-half months, and EIC completed the Atlanta transaction in December 1994 and results from the Atlanta market are reflected only in the 1995 period, the two periods generally are not comparable. Accordingly, the discussion primarily addresses relative changes in certain items as a percentage of net revenues and not absolute changes. Items which are not comparable are not discussed.

     EIC

     Net revenues increased 18.3% from $11.6 million in 1994 to $13.7 million during the abbreviated 1995 period despite the fact that the 1995 time period was considerably shorter than the 1994 period for purposes of comparison. The increase was primarily attributable to the Atlanta transaction which was completed by EIC in December 1994. To a lesser extent, the increase was attributable to rate and occupancy increases in the El Paso and Phoenix markets.

     As a percentage of net revenues, cost of sales decreased from 45.3% in 1994 to 42.2% during the abbreviated 1995 period. The decrease was attributable to the economies of scale associated with increased revenues in the El Paso and Phoenix markets coupled with the high level of profitability of the acquired Atlanta operations. As a percentage of net revenues, selling, general and administrative expenses increased from 11.8% in 1994 to 13.9% during the abbreviated 1995 period, primarily as a result of increased levels of corporate and market overhead which were required to support the addition of the Atlanta operations.

     Depreciation and amortization expense was $2.1 million during the abbreviated 1995 period and interest expense was $3.2 million during the abbreviated 1995 period.

     The above factors resulted in net income of $135,000 during the abbreviated 1995 period.

     PMG

     Net revenues decreased 30.3% from $177.3 million in 1994 to $123.6 million in the abbreviated 1995 period entirely as a result of the abbreviation of the 1995 period for comparative purposes.

     As a percentage of net revenues, cost of sales decreased from 42.5% in 1994 to 40.8% in the abbreviated 1995 period primarily as a result of economies of scale and productivity improvements associated with increased usage of vinyl and computer painting processes in the bulletin segment of the business. As a percentage of net revenues, selling, general and administrative expenses remained relatively flat at approximately 26% due to the fixed nature of the majority of these costs.

     Depreciation and amortization expense was $22.8 million during the abbreviated 1995 period and interest expense was $27.6 million during the abbreviated 1995 period.

     The above factors resulted in a net loss of $9.7 million during the abbreviated 1995 period.

     EIC YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net revenues increased 115.1% from $5.4 million in 1993 to $11.6 million in 1994 primarily as a result of the inclusion of the El Paso market in the 1994 financial results. To a far lesser extent, the net revenues increase was attributable to increased advertising rates and occupancy levels in the Phoenix market.

     Cost of sales increased 83.4% from $2.9 million in 1993 to $5.3 million in 1994 primarily as a result of the inclusion of the El Paso market in the 1994 results. As a percentage of net revenues, cost of sales decreased from 53.2% in 1993 to 45.3% in 1994 as a result of the high level of profitability of the El Paso market, and to a lesser extent, as a result of the economies of scale associated with increased revenues in the Phoenix market.

     Selling, general and administrative expenses increased 108.1% from $0.7 million in 1993 to $1.4 million in 1994 primarily as a result of the inclusion of the El Paso market in the 1994 results. As a percentage of net revenues, selling, general and administrative expenses decreased from 12.2% in 1993 to 11.8% in 1994 due to the high level of profitability of the El Paso market and economies of scale associated with the increased revenues.

     Operating Cash Flow increased 166.4% from $1.9 million in 1993 to $5.0 million in 1994 primarily as a result of the inclusion of the El Paso market in the 1994 results.

     Depreciation and amortization expense increased from $0.9 million in 1993 to $1.7 million in 1994 primarily as a result of the inclusion of depreciation from the El Paso market assets in the 1994 results.

     Interest expense increased from $1.9 million in 1993 to $2.6 million in 1994 primarily as a result of the increased indebtedness associated with the purchase of the El Paso market.

     Net losses increased from $1.0 million in 1993 to $1.8 million in 1994 primarily due to an extraordinary loss on extinguishment of debt of $2.2 million in 1994, partially offset by the factors discussed above.

     PMG YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net revenues increased 10.3% from $160.8 million in 1993 to $177.3 million in 1994. The growth was primarily attributable to increases in advertising rate and occupancy levels in the California, Midwest and Texas regions, partially offset by the divestiture of the Rochester, New York market in 1994.

     Cost of sales increased 3.1% from $73.2 million in 1993 to $75.4 million in 1994, primarily as a result of increased net revenues. As a percentage of net revenues, cost of sales decreased from 45.5% in 1993 to 42.5% in 1994 reflecting economies of scale associated with increased revenues. The Company's increased use of computer painted bulletins helped reduce direct bulletin expenses.

     Selling, general and administrative expenses increased 6.0% from $43.3 million in 1993 to $45.9 million in 1994. As a percentage of net revenues, these expenses decreased from 26.9% in 1993 to 25.9% in 1994, reflecting economies of scale associated with the increased revenues.

     Operating Cash Flow increased 26.1% from $44.4 million in 1993 to $56.0 million in 1994 as a result of the above factors.

     Depreciation and amortization expenses decreased 2.4% from $42.8 million in 1993 to $41.7 million in 1994 due to a reduced asset base which resulted from the divestiture of the Rochester, New York market in 1994.

     Interest expense increased 10.1% from $45.7 million in 1993 to $50.3 million in 1994 as a result of an increased interest allocation from GECC.

     As a result of the above factors and the tax benefit recognized, net losses increased from $17.0 million in 1993 to $19.1 million in 1994.

SEASONALITY AND QUARTERLY INFORMATION

     The following table sets forth certain quarterly financial information of the Company for each quarter of 1995 and for the first three quarters of 1996. The information has been derived from the quarterly financial statements of the Company and the Predecessors which are unaudited but which, in the opinion of management, have been prepared on the same basis as the financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial results for such periods. The information for the three quarters in the period ended September 30, 1995 have been prepared on a basis consistent with the Unaudited Pro Forma Consolidated Statements of Operations of the Company appearing elsewhere in this Prospectus. All of this information should be read in conjunction with the Company's and the Predecessors' respective financial statements and the notes thereto and the other financial information appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

     The Company's revenues and operating results have exhibited some degree of seasonality in past periods. Typically the Company experiences its strongest financial performance in the second and third quarters and its lowest revenues in the first and fourth quarters. The Company expects this trend to continue in the future, and, as a result, the Company is likely to experience a net loss for the quarter ended March 31, 1997. Because a significant portion of the Company's expenses are fixed, a reduction in revenues in any quarter is likely to result in a period to period decline in operating performance and net earnings.

                                                                        THREE MONTHS ENDED
                                 ------------------------------------------------------------------------------------------------
                                 MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                  1995(1)     1995(1)        1995(1)           1995          1996         1996          1996
                                 ---------    --------    -------------    ------------    ---------    --------    -------------
                                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
 Net revenues.................   $ 45,660     $ 57,850       $58,154         $ 56,348       $51,210     $ 62,267       $65,251
  Operating income............      3,559       14,273        15,559            9,597        10,233       14,830        16,328
  Net income (loss)...........     (5,488 )      2,581         2,379           (1,380)       (4,110)       4,844         6,056
PERCENTAGE OF NET REVENUES:
  Operating income............       7.8%         24.7%         26.8%            17.0%         20.0%        23.8%         25.0%
  Net income (loss)...........      (12.0 )%       4.5%          4.1%            (2.4)%        (8.0)%        7.8%          9.3%
OTHER DATA:
  Operating Cash Flow.........   $ 11,115     $ 21,836       $23,247         $ 20,048       $16,852     $ 26,236       $27,676
  Operating Cash Flow
    Margin....................       24.3 %       37.7%         40.0%            35.6%         32.9%        42.1%         42.4%

---------------

(1) See the Unaudited Pro Forma Consolidated Statements of Operations of the Company included elsewhere in this Prospectus.

FOURTH QUARTER 1996 CHARGES

     In the fourth quarter of 1996, the Company will record a one-time, non-cash pre-tax charge of $7.7 million, reflecting the write-off of the remaining unamortized debt incurrence expenses arising as a result of the refinancing of the Old Credit Facility. In addition, the Company will record a one-time,
non-cash pre-tax charge of $     million in connection with the vesting of
certain employee stock options. See "Management -- Executive Officers' Stock Options." The Company will also record non-cash compensation expense of
approximately $          in the fourth quarter of 1996 in connection with
modifications to its Phantom Equity Plan, and expects to record continuing annual non-cash compensation expense under the Phantom Equity Plan of
approximately $          in fiscal years 1997 through 2000 and $          in
fiscal year 2001. See "Management -- Phantom Equity Plan."

LIQUIDITY AND CAPITAL RESOURCES

     Since its formation, the Company has satisfied its working capital requirements with cash generated from operations and to a lesser extent from borrowings under the Old Credit Facility. Purchases of outdoor advertising displays have been financed primarily with borrowings under the Old Credit Facility and, to a lesser extent, with cash generated from operations.

     In November 1996, the Company completed the refinancing of the Old Credit Facility used to fund both the acquisition of PMG and subsequent display purchases. The Old Credit Facility was increased to $550 million, comprised of
(i) a $200 million revolving credit facility (of which approximately $65 million was drawn upon the consummation of the refinancing, and, subsequently, approximately $ million of which will be repaid with the proceeds from this Offering), (ii) a $200 million seven year term loan and (iii) a $150 million eight year term loan. See "Description of Indebtedness and Other
Commitments -- Senior Credit Facility."

     Net cash provided by operating activities was $36.0 million for the nine months ended September 30, 1996. Net cash used in investing activities was $47.5 million for the nine months ended September 30, 1996, resulting primarily from the purchases of displays and other capital expenditures. Net cash provided by financing activities was $12.0 million for the nine months ended September 30, 1996 resulting primarily from net increases in amounts outstanding under the Company's borrowing facilities. The Company anticipates its capital expenditures for construction of new displays and normal maintenance of its displays and other physical assets to range from approximately $13 million to $15 million in 1997.

     The Company believes that its cash from operations together with proceeds from the Offering and the increased availability under the Senior Credit Facility will be sufficient to satisfy cash requirements for the foreseeable future, including capital expenditures for existing operations. However, in the event cash and borrowings are not sufficient, the Company may incur additional indebtedness to finance operations and may choose to seek additional debt or equity capital to finance acquisitions. There can be no assurance that such additional debt or equity capital will be available.

INFLATION

     Inflation has not had a significant impact on the Company over the past three years. The floating rate on the Senior Credit Facility could increase in an inflationary environment, but management believes that because a significant portion of the Company's costs are fixed, inflation will not have a material adverse effect on its operations. However, there can be no assurance that a high rate of inflation in the future will not have an adverse effect on the Company's operations.

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of, which established a new accounting principle for accounting for the impairment of certain loans, certain investments in debt and equity securities, long-lived assets that will be held and used including certain identifiable intangibles and goodwill related to those assets, and long-lived assets and certain identifiable intangibles to be disposed of. The implementation of SFAS 121 did not materially affect the Company's financial position.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards, No. 123 ("SFAS 123"), Accounting For Stock-Based Compensation, which allows a company to record stock-based compensation on the basis of fair value. Under the provisions of SFAS 123, the Company is encouraged, but not required, to measure compensation costs related to its employee stock compensation under the fair value method. If the Company elects not to recognize compensation expense under this method, it is required to disclose the pro forma effects based on the SFAS 123 methodology. The Company will disclose the pro forma effects of SFAS 123 beginning in its December 31, 1996 financial statements.

                                    BUSINESS
GENERAL

     Eller Media Corporation is the largest outdoor advertising company in the United States based on its total U.S. advertising display inventory of approximately 50,000 display faces. The Company provides outdoor advertising services in 15 major metropolitan markets located in six operating regions:
Southern California, Texas, the Midwest, Northern California, the Southeast and the Southwest. The Company believes it is the largest provider of outdoor advertising services in 12 of its 15 markets based on total display faces. The markets in which the Company operates represent approximately 22% of the total U.S. population and approximately 50% of the rapidly growing U.S. Hispanic population. The Company has a significant presence in eight of the ten largest U.S. Hispanic markets, including Los Angeles, Miami, Chicago and San Antonio.

INDUSTRY OVERVIEW

     The outdoor advertising industry has experienced increased advertiser interest and revenue growth in recent years. Outdoor advertising generated total revenues of approximately $1.8 billion in 1995, or approximately 1.1% of the total advertising expenditures in the United States, and the out-of-home advertising industry generated revenues in excess of $3.0 billion in 1995, according to estimates by the OAAA. Outdoor advertising's 1995 revenues represent growth of approximately 8.2% over estimated total 1994 revenues, which compares favorably to the growth of total U.S. advertising expenditures of approximately 7.7% during the same period. In addition, for the first half of 1996, outdoor advertising generated total revenues of approximately $915 million, up 7.0% from the same 1995 period, according to recent estimates by the OAAA.

     Advertisers purchase outdoor advertising for a number of reasons. Outdoor advertising offers repetitive impact and a lower cost-per-thousand impressions, a commonly used media measurement, as compared to competitive media, including television, radio, newspapers, magazines and direct mail marketing. Accordingly, because of its cost-effective nature, outdoor advertising is a good vehicle to build mass market support. In addition, outdoor advertising can be used to target a defined audience in a specific location and, therefore, can be relied upon by local businesses concentrating on a particular geographic area where customers have specific demographic characteristics. For instance, restaurants, motels, service stations and similar roadside businesses may use outdoor advertising to reach potential customers close to the point of sale and provide directional information. Other local businesses such as television and radio stations and consumer products companies may wish to appeal more broadly to customers and consumers in the local market. National brand name advertisers may use the medium to attract customers generally and build brand awareness. In all cases, outdoor advertising can be combined with other media such as radio and television to reinforce messages being provided to consumers.

     The outdoor advertising industry has experienced significant change in recent periods due to a number of factors. First, the out-of-home advertising category has expanded to include, in addition to traditional billboards and roadside displays, displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses, blimps and subways. Second, while the outdoor advertising industry has experienced a decline in the use of outdoor advertising by tobacco companies, it has increased its visibility with and attractiveness to local advertisers as well as national retail and consumer product-oriented companies. Third, the industry has benefitted significantly from improvements in production technology, including the use of computer-generated images for printing, vinyl advertising copy and improved lighting techniques, which have facilitated a more dynamic, colorful and creative use of the medium. These technological advances have permitted the outdoor advertising industry to respond more promptly and cost effectively to the changing needs of its advertising customers and make greater use of advertising copy used in other media. Lastly, the outdoor advertising industry has benefitted from the growth in automobile travel time for business and leisure due to increased highway congestion and continued demographic shifts of residences and businesses from the cities to outlying suburbs. The Company believes that these trends demonstrate that consumer exposure to existing billboard structures also increased during this period.

     A relatively new opportunity within the out-of-home advertising industry is transit advertising. Increasing numbers of local governments are providing transit shelters and benches to enhance the service and image of local transit systems. These locations, as well as buses, are increasingly being used for out-of-home advertising.

     The outdoor advertising industry is comprised of several large outdoor advertising and media companies with operations in multiple markets, as well as many smaller and local companies operating a limited number of structures in a single or few local markets. While the industry has experienced some consolidation within the past few years, the OAAA estimates that there are still approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. The Company expects the trend of consolidation in the outdoor advertising industry to continue.

OPERATING STRATEGY

     The Company's strategy is to expand its market presence and improve its operating results by (i) managing the advertising rates and occupancy levels of its displays to maximize market revenues; (ii) attracting new categories of advertisers to the outdoor medium through significant investments in sales and marketing resources; (iii) constructing new displays and upgrading its existing displays; (iv) taking advantage of technological advances which increase both sales force productivity and production department efficiency; and (v) acquiring additional displays in its existing markets and expanding into additional markets within the country's 35 largest media markets and their surrounding regional areas. The Company believes this operating strategy enhances its ability to effectively respond to advertisers' needs.

     - Maximizing market revenues. The Company believes that the size, diversity, and premium location of its display inventory provides it with substantial pricing flexibility. The Company seeks to maximize revenues through the optimization of advertising rates and occupancy levels.

     - Attracting new categories of advertisers. The Company dedicates substantial resources to target large companies whose advertising expenditures do not typically include outdoor advertising and introduce them to the benefits of the outdoor medium. The Company offers comprehensive sales, marketing, creative and research services to new and existing customers.

     - Constructing new displays and upgrading existing display faces. Since January 1, 1996, the Company has invested approximately $10.2 million for new display construction and for ongoing enhancement of its existing display inventory. Where opportunities are available, the Company intends to build new displays, continue to convert existing 30-sheet posters into Premier Panels(TM) and Premier Plus(TM) panels and continue to upgrade its existing display inventory.

     - Capitalizing on technological improvements. The Company intends to take advantage of advances in production (including the increased use of vinyl and pre-printed advertising copy) and market research (including the increased use of mapping and demographic software) in order to achieve greater efficiencies and to increase the Company's net revenues and Operating Cash Flow.

     - Acquiring additional displays. In addition to internal growth, the Company seeks to grow by continuing to acquire additional displays in its existing markets and through the acquisition of other outdoor companies whose assets have strategic appeal. The Company is focused on expanding its operations in existing markets and expanding into additional markets within the country's 35 largest media markets and their surrounding regional areas. The Company believes that larger markets provide greater revenue potential per display, improved access to national advertisers, greater regional advertising benefits and the opportunity to gain a larger market share from competitive and higher cost (per thousand) media. The Company is also considering expansion into international markets.

     To support this operating strategy, the Company has decentralized its operating structure in order to place authority, autonomy and accountability at the market level and provide local management with the tools necessary to oversee sales, display development, administration and production and to identify suitable acquisition candidates. The Company is implementing centralized accounting and financial controls designed to allow it to closely monitor the operating and financial performance of its markets. The Company also maintains a fully-staffed sales and marketing office in New York which services national accounts and supports the Company's local sales force in each market. The Company believes that one of its strongest competitive advantages is its unique blend of highly experienced corporate and local market management.

RECENT AND PENDING ACQUISITIONS

     Since January 1, 1996, the Company has purchased an aggregate of approximately 1,550 display faces in 26 in-market purchases for an aggregate purchase price of approximately $38.0 million. The Company believes that these purchases strengthen its market position and allow it to capitalize on operating efficiencies associated with the addition of display faces to its existing markets. These purchases have included 167 bulletins in the Dallas/Ft. Worth market purchased in September 1996 for a purchase price of $11.6 million and 227 bulletins and 735 30-sheet posters in the San Antonio market purchased in July 1996 for an aggregate purchase price of $11.0 million. The Company believes these acquisitions have further strengthened its position in the Dallas/Ft. Worth and San Antonio markets, respectively.

     In December 1996, the Company entered into an agreement with ADCO Outdoor Advertising ("ADCO") to purchase 45 bulletins in the San Francisco/Oakland market for an aggregate purchase price of $9.5 million, payable pursuant to the terms of a secured convertible promissory note. See "Description of Indebtedness and Other Commitments -- Convertible Promissory Note." The Company believes this acquisition will enhance its position in this market.

MARKETS

     Each of the Company's markets possess demographic characteristics that are attractive to national advertisers, allowing the Company to package its displays in several of its markets in a single contract for advertisers in national and regional campaigns. Each market also has unique local industries, businesses, sports franchises and special events that are frequent users of outdoor advertising. The following table sets forth for the nine month period ended September 30, 1996 certain information with respect to each of the Company's 15 major metropolitan markets (dollars in thousands):

                                                                            PREMIER
                                                 PERCENTAGE                PANELS(TM)                                   TOTAL
                              MARKET     NET       OF NET                 AND PREMIER     30-SHEET  8-SHEET  TRANSIT   DISPLAY
           MARKET             RANK(1)  REVENUES   REVENUES   BULLETINS  PLUS(TM) PANELS   POSTERS   POSTERS  DISPLAYS   FACES
----------------------------- -------  --------  ----------  ---------  ----------------  --------  -------  --------  -------
SOUTHERN CALIFORNIA:
  Los Angeles(2).............     2    $ 39,696      22.5%       722            116         4,875       --     1,168    6,881
  San Diego..................    15       5,019       2.8        112            125           575       --        --      812
TEXAS:
  Dallas/Ft. Worth...........     7      13,329       7.6        679             84         2,073      135        --    2,971
  Houston....................     9      17,091       9.7        557            647         2,215    1,860        --    5,279
  San Antonio................    34       8,484       4.8        754             --         1,374    1,332        --    3,460
MIDWEST:
  Chicago....................     3      17,891      10.1        417             17         2,858       --     3,078    6,370
  Cleveland(3)...............    22       9,821       5.6        261              6         2,007       --        --    2,274
  Milwaukee..................    28       4,949       2.8        137             30           821       --        --      988
NORTHERN CALIFORNIA:
  San Francisco/Oakland(4)...     4      23,832      13.5        386            320         1,554      432     6,812    9,504
  Sacramento.................    29       4,101       2.3         91             44           426       --       142      703
SOUTHEAST:
  Miami......................    11       3,759       2.2         --             --            --       --     2,088    2,088
  Atlanta....................    12       8,433       4.8        365             26         1,132       --        --    1,523
  Tampa(5)...................    21      10,267       5.8        522             45         1,471       --        --    2,038
SOUTHWEST:
  Phoenix....................    20       5,683       3.2        365             --            --       --        --      365
  El Paso....................    70       4,091       2.3        284             11           545      544        --    1,384
                                       --------      -----     -----          -----        ------    -----    ------   ------
    Total....................          $176,446(6)  100.0%     5,652(7)       1,471        21,926    4,303    13,288   46,640(8)
                                       ========     =====      =====          =====        ======    =====    ======    =====

---------------

(1) Market rank of the largest city in each market.

(2) Includes Los Angeles, Orange, Riverside, San Bernardino and Ventura counties.

(3) Includes Akron and Canton.

(4) Includes San Francisco, Oakland, San Jose, Santa Cruz and Solano counties.

(5) Includes Sarasota and Bradenton.

(6) Excludes convenience store and other miscellaneous net revenues.

(7) Includes 21 wallscapes.

(8) Excludes 4,086 convenience store displays.

INVENTORY

     The Company operates the following types of outdoor advertising billboards and displays:

     - Bulletins generally are 14 feet high by 48 feet wide (672 square feet) or 20 feet high by 60 feet wide (1,200 square feet) and consist of panels on which advertising copy is displayed. Bulletin advertising copy is either printed with computer-generated graphics on a single sheet of vinyl that is "wrapped" around the structure, or is hand painted onto the panels at the facilities of the outdoor advertising company in accordance with design specifications supplied by the advertiser and attached to the outdoor advertising structure. Bulletins also include "wallscapes" that are painted on vinyl surfaces or directly on the sides of buildings, typically four stories or less. The Company also offers bulletin advertisements that can be moved to a different location every 60 days, providing the opportunity to reach an entire region during the course of a 12-month contract. Because of their greater impact and higher cost, bulletins are usually located on major highways and freeways. In addition, wallscapes are located on major freeways, commuter and tourist routes and in downtown business districts.

     - Premier Panels(TM) generally are 12 feet high by 25 feet wide (300 square feet) and have vinyl wrapped around the display face. Premier Panels(TM) are built on superior 30-sheet poster locations that deliver a "bulletin-like" display. The Company also offers unique Premier Plus(TM) panels, 25 feet high by 25 feet wide (625 square feet), that consist of two stacked 30-sheet posters which are converted into one larger individual display face. Where opportunities are available, the Company plans to continue to convert existing 30-sheet posters into Premier Panels(TM) and Premier Plus(TM) panels.

       On occasion, to attract more attention, some bulletins, Premier Panels(TM) and Premier Plus(TM) panels may extend beyond the linear edges of the display face and may include three-dimensional embellishments.

     - 30-sheet posters generally are 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Advertising copy for 30-sheet posters consists of lithographed or silk-screened paper sheets supplied by the advertiser that are pasted and applied like wallpaper to the face of the display. Thirty-sheet posters are typically concentrated on major surface arteries.

     - Junior (8-sheet) posters usually are 6 feet high by 12 feet wide (72 square feet). Displays are prepared and mounted in the same manner as 30-sheet posters. Most junior posters, because of their smaller size, are concentrated on city streets targeting pedestrian traffic.

     - Transit displays are lithographed or silk-screened paper sheets located on bus and commuter train exteriors, commuter rail terminals, interior train cars, bus shelters and subway platforms. The Company's transit customers include the San Francisco Bay Area Rapid Transit (BART) and the Metropolitan Rail (METRA) in Chicago. In the last few years, transit displays have experienced substantial growth as additional municipalities have begun to permit this type of advertising. Bus shelters and other transit displays are an attractive product to advertisers using "vertical" advertising copy, such as magazines and movie posters, because the advertising copy is easily adapted for use in such displays. In addition, bus shelters can target a specific audience, provide coverage in market areas which cannot be reached by traditional billboards or achieve other micro-marketing objectives.

     - Convenience store displays generally are 68 inches high by 47 inches wide and are printed on polystyrene. These displays are installed in aluminum frames that may be affixed to the wall or window of a convenience store, or may be free-standing on an 18 inch pedestal.

     Billboards generally are mounted on structures owned by the outdoor advertising company and located on sites that are either owned or leased by it or on which it has acquired a permanent easement. Bus shelters are usually constructed, owned and maintained by the outdoor service provider under revenue-sharing arrangements with a municipality or transit authority. Billboard structures are durable, have long useful lives and generally do not require substantial maintenance. When disassembled, they typically can be relocated to new sites. The Company's outdoor advertising structures are made of steel and other durable materials built to withstand variable climates. Since January 1, 1996, the Company has invested approximately $10.2 million for new display construction and for ongoing enhancement of its existing display inventory. Over 90% of the Company's bulletin inventory has been retrofitted for vinyl.

SALES AND MARKETING

     The Company is able to capitalize on its strong presence in major metropolitan markets through its sales and marketing office in New York staffed with 11 sales and marketing people who have strong relationships with customers and advertising agencies. The Company's significant presence in geographically diverse markets enables major national advertisers to build brand support and create national brand awareness through the purchase of "national buys" and other unique advertising packages. The Company believes these efforts allow it to offer superior service to its large base of national advertisers and gain a larger market share from competitive media. In addition to its New York sales and marketing force, the Company maintains a team of local sales representatives headed by a sales manager in each of its markets. Karl Eller, the Company's Chairman and Chief Executive Officer, Scott Eller, the Company's Executive Vice President, and all of the Company's regional and market presidents are significantly involved with the Company's sales and marketing activities. The Company devotes considerable time and resources to recruiting, training and coordinating the activities of its sales force, which is compensated primarily on a commission basis to maximize incentive to perform.

     In addition to the sales staff, the Company has established creative, marketing and research departments in each of its principal markets. The creative staff uses technologically advanced computer hardware and software to develop original design copy for both local and national accounts. The various creative departments exchange work via modem or over the Internet directly with clients or their agencies. As a result, many customers turn to the Company for the creation of their outdoor campaigns. In addition, the Company's research and development departments utilize state-of-the-art software to provide inventory management, mapping and other demographic information. The Company believes that the implementation of continuing technological improvements by its creative, marketing and research departments provides a significant competitive advantage in the sales and service area.

OPERATIONS

     In each of its principal markets, the Company maintains a complete outdoor advertising operation including a sales office, a production, construction and maintenance facility, a creative department equipped with advanced technology, a real estate unit, a public affairs and marketing department and support staff. The Company conducts its outdoor advertising operations through these local offices, consistent with senior management's belief that an organization with decentralized sales and operations is more responsive to local market conditions and provides greater incentives to employees. The Company is implementing centralized accounting and financial controls to allow it to closely monitor the operating and financial performance of each market. The Company has a regional or divisional president in each major market. They report directly to the Chief Executive Officer and are responsible for the day-to-day market operations, including sales, display development, administration, production and the identification of suitable acquisition candidates. The regional and divisional presidents are compensated according to the financial performance of their respective markets.

     Although site leases for land underlying advertising structures are administered from the Company's headquarters in Phoenix, each local office is responsible for locating and ultimately procuring leases for appropriate sites in its market. Each office maintains a leasing department, with an extensive database containing information on local property ownership, lease contract terms, zoning ordinances and permit requirements. The Company's experienced lease teams have been successful in developing new advertising display face inventory in each of its markets by utilizing these databases. Each team's primary responsibility is the procurement of sites for new locations.

CUSTOMERS

     Advertisers usually contract for outdoor displays through advertising agencies, which are responsible for the artistic design and written content of the advertising as well as the choice of media and the planning and implementation of the overall campaign. The Company pays commissions to the agencies for advertising contracts that are procured by or through those agencies. Advertising rates are based on a particular display's exposure (or number of "impressions" delivered) in relation to the demographics of the particular market and its location within that market. The number of "impressions" delivered by a display is measured by the number of vehicles passing the site during a defined period and is weighted to give effect to such factors as its proximity to other displays, the speed and viewing angle of approaching traffic, the national average of adults riding in vehicles and whether the display is illuminated. The number of impressions delivered by a display is verified by independent auditing companies.

     The Company has a diversified customer base of over 3,000 advertisers and advertising agency clients. The size and geographic diversity of the Company's markets allow it to attract national advertisers, often by packaging displays in several of its markets in a single contract to allow a national advertiser to simplify its purchasing process and present its message in several markets. National advertisers generally seek wide exposure in major markets and therefore tend to make larger purchases. The Company competes for national advertisers primarily on the basis of price, location of displays, availability and service. In addition, the Company believes that its outdoor advertising inventory reaches approximately 50% of the rapidly growing U.S. Hispanic population. The Company has a significant presence in eight of the ten largest U.S. Hispanic markets, including Los Angeles, Miami, Chicago and San Antonio.

     The Company also focuses its efforts on local sales. Local advertisers tend to have smaller advertising budgets and require greater assistance from the Company's production and creative personnel to design and produce advertising copy. In local sales, the Company often expends more sales efforts on educating customers regarding the benefits of outdoor media and helping potential customers develop an advertising strategy using outdoor advertising. While price and availability are important competitive factors, service and customer relationships are also critical components of local sales.

     Tobacco revenues have historically accounted for a significant portion of outdoor advertising revenues. In 1991 and 1992, the leading tobacco companies substantially reduced their expenditures for outdoor advertising due to a declining population of smokers, societal pressures, consolidation in the tobacco industry and price competition from generic brands. Since tobacco advertisers often utilized some of the industry's prime inventory, the decline in tobacco-related advertising expenditures has made space available for other advertisers, including those that had not traditionally utilized outdoor advertising. As a result of this decline in tobacco-related advertising revenues and the increased use of outdoor advertising by other advertisers, such as entertainment companies, retailers, financial institutions and other businesses, the range of the Company's advertisers has become quite diverse. The following table illustrates the diversity of the Company's advertising base:

                    1995 PRO FORMA NET REVENUES BY CATEGORY

                                                                         PERCENTAGE OF
                                                                           PRO FORMA
                                                                         NET REVENUES
                                                                         -------------
        Entertainment/Travel...........................................       16.0%
        Tobacco........................................................       13.7
        Business & Consumer Services...................................       11.5
        Autos, Accessories & Equipment.................................       10.0
        Publishing & Media.............................................        6.5
        Beer & Wine....................................................        7.5
        Retail.........................................................        5.0
        Insurance & Real Estate........................................        2.6
        Food, Snacks & Soft Drinks.....................................        4.3
        Health Products................................................        2.4
        Apparel, Footwear & Accessories................................        2.7
        Other..........................................................       17.8
                                                                             -----
                  Total................................................      100.0%
                                                                             =====

PRODUCTION

     The Company has internal production facilities and staff to perform the full range of activities required to develop, create and install outdoor advertising in all of its markets. Production work includes creating the advertising copy design and layout, painting the design or coordinating its printing and installing the designs on its displays. The Company usually provides its full range of production services to local advertisers and to advertisers that are not represented by advertising agencies, since national advertisers and advertisers represented by advertising agencies often use preprinted designs that require only installation. However, the Company's creative and production personnel frequently are involved in production activities even when advertisers are represented by agencies due to the development of new designs or the adaptation of copy from other media for use on billboards. The Company's artists also assist in the development of marketing presentations, demonstrations and strategies to attract new advertisers.

     With the increased use of vinyl and pre-printed advertising copy furnished to the outdoor advertising company by the advertiser or its agency, outdoor advertising companies are becoming less responsible for labor-intensive production work since vinyl and pre-printed copy is typically produced by the advertiser or its agency and can be installed quickly. The vinyl sheets are reusable, thereby reducing the Company's production costs, and are easily transportable. Due to the geographic proximity of the Company's principal markets and the transportability of vinyl sheets, the Company can shift materials among markets to promote efficiency. The Company believes that this trend over time will reduce operating expenses associated with production activities. Because of its quick installation and high reproduction quality, the Company believes that the use of vinyl has increased occupancy rates and attracted new advertisers to the medium.

COMPETITION

     The Company competes in each of its markets with other media, including broadcast and cable television, radio, print media and direct mail marketers, as well as other outdoor advertisers. In addition, the Company also competes with a wide variety of other out-of-home media, including advertising in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. Advertisers compare relative costs of available media and cost-per-thousand impressions, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, outdoor advertising relies on its lower cost-per-thousand impressions and its ability to reach a broad segment of the population in a specific market or to target a particular geographic area or population with a particular set of demographic characteristics within that market.

     The outdoor advertising industry is highly fragmented, consisting of several large outdoor advertising and media companies with operations in multiple markets as well as smaller and local companies operating a limited number of structures in single or a few local markets. Although some consolidation has occurred over the past few years, according to the OAAA there are approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. In several of its markets, the Company encounters direct competition from other major outdoor media companies, including Outdoor Systems, Inc., Universal Outdoor, Inc. and 3M National Advertising Co. (a division of Minnesota Mining and Manufacturing Company). The Company believes that its broad national coverage, strong emphasis on sales and customer service, the location of its displays in major markets and its position as a major provider of advertising services enable it to compete effectively with other media, as well as other outdoor advertising companies. The Company also competes with other outdoor advertising companies for sites on which to build new structures. See "Risk Factors -- Competition."

GOVERNMENT REGULATION

     The outdoor advertising industry is subject to governmental regulation at the federal, state and local level. Federal law, principally the Highway Beautification Act of 1965, encourages states, by the threat of withholding federal appropriations for the construction and improvement of highways within such states, to implement legislation to restrict billboards located within 660 feet of, or visible from, interstate and primary highways except in commercial or industrial areas. All of the states have implemented regulations at least as restrictive as the Highway Beautification Act, including the prohibition on the construction of new billboards adjacent to federally-aided highways and the removal at the owner's expense and without any compensation of any illegal signs on such highways. The Highway Beautification Act, and the various state statutes implementing it, require the payment of just compensation whenever governmental authorities require legally erected and maintained billboards to be removed from federally-aided highways.

     The states and local jurisdictions have, in some cases, passed additional and more restrictive regulations on the construction, repair, upgrading, height, size and location of, and, in some instances, content of advertising copy being displayed on outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. Such regulations, often in the form of municipal building, sign or zoning ordinances, specify minimum standards for the height, size and location of billboards. In some cases, the construction of new billboards or relocation of existing billboards is prohibited. Some jurisdictions also have restricted the ability to enlarge or upgrade existing billboards, such as converting from wood to steel or from non-illuminated to illuminated structures, and Houston restricts the reconstruction of billboards which are substantially destroyed as a result of storms or other causes. From time to time governmental authorities order the removal of billboards by the exercise of eminent domain. Thus far, the Company has been able to obtain satisfactory compensation for any of its structures removed at the direction of governmental authorities, although there is no assurance that it will be able to continue to do so in the future.

     In recent years, there have been movements to restrict billboard advertising of certain products, including tobacco and alcohol. No bills have become law at the federal level except those requiring health hazard warnings similar to those on cigarette packages and print advertisements. It is uncertain whether additional legislation of this type will be enacted on the national level or in any of the Company's markets.

     In August 1996, the U.S. Food and Drug Administration issued final regulations governing certain marketing practices in the tobacco industry, including a prohibition of tobacco product billboard advertisements within 1,000 feet of schools and playgrounds and a requirement that all tobacco product advertisements on billboards be in black and white and contain only text. These regulations will become effective in August 1997. A reduction in billboard advertising by the tobacco industry would cause an immediate reduction in the Company's direct revenue from such advertisers and would simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. See "Business -- Customers" and "Risk Factors -- Tobacco Industry Regulation."

     Amortization of billboards has also been adopted in varying forms in certain jurisdictions. Amortization permits the billboard owner to operate its billboard as a non-conforming use for a specified period of time until it has recouped its investment, after which it must remove or otherwise conform its billboard to the applicable regulations at its own cost without any compensation. Amortization and other regulations requiring the removal of billboards without compensation have been subject to vigorous litigation in state and federal courts and cases have reached differing conclusions as to the constitutionality of these regulations. To date, regulations in the Company's markets have not materially adversely affected its operations. However, the outdoor advertising industry is heavily regulated and at various times and in various markets can be expected to be subject to varying degrees of regulatory pressure affecting the operation of advertising displays. Accordingly, although the Company's experience to date is that the regulatory environment can be managed, no assurance can be given that existing or future laws or regulations will not materially adversely affect the Company. None of the Company's markets other than Houston currently has an amortization ordinance or regulation. The Houston ordinance has been the subject of litigation for over five years and currently is not being enforced. The Company believes that its operations will not be materially affected by the Houston amortization ordinance even if it is enforced, as a substantial number of the Company's Houston inventory consists of bulletins and 30-sheet posters located near federal highways where the Highway Beautification Act of 1965 would require just compensation in the event of any required removal. See "Risk Factors -- Regulation of Outdoor Advertising."

OUTDOOR ADVERTISING PROPERTIES; OFFICE AND PRODUCTION FACILITIES

     Outdoor Advertising Sites. The Company owns or has permanent easements on relatively few parcels of real property that serve as the sites for its outdoor displays. The Company's remaining approximately 18,343 billboard sites are leased. The Company's leases are for varying terms ranging from month-to-month or year-to-year to terms of ten years or longer, and many provide for renewal options. There is no significant concentration of displays under any one lease or subject to negotiation with any one landlord. The Company believes that an important part of its management activity is to negotiate suitable lease renewals and extensions.

     Office Facilities. The Company's principal executive offices are located in Phoenix, Arizona. In addition, the Company has 15 divisional offices in Arizona, California, Florida, Georgia, Illinois, Ohio, Texas and Wisconsin, substantially all of which are leased. The divisional offices include front office administration and sales office space, as well as back-shop poster and bulletin production space. The Company considers its facilities to be well maintained and adequate for its current and reasonably anticipated future needs.

EMPLOYEES

     As of September 30, 1996, the Company employed approximately 980 people, of whom, approximately 193 were primarily engaged in sales and marketing, 552 were engaged in painting, bill posting and construction and maintenance of displays and the balance were employed in financial, administrative and other capacities. The Company is a party to 21 collective bargaining agreements covering 267 employees. The Company is currently negotiating new collective bargaining agreements with several of the unions. The Company believes that its relations with its employees, including its unionized employees, are good.

LITIGATION

     The Company from time to time is involved in litigation in the ordinary course of business, including disputes involving advertising contracts, site leases, employment claims and construction matters. The Company is also involved in routine administrative and judicial proceedings regarding billboard permits, fees and compensation for condemnations. The Company is not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on the Company.

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth certain information with respect to the directors and executive officers of the Company.

             NAME                   AGE                          POSITION(1)
------------------------------      ---         ----------------------------------------------
Karl Eller                          68          Chairman and Chief Executive Officer (Class
                                                III Director)
Scott S. Eller                      40          Executive Vice President/Secretary
Timothy J. Donmoyer                 31          Executive Vice President/Chief Financial
                                                Officer
Paul J. Meyer                       54          Executive Vice President/General Counsel
John L. Bunce, Jr.(2)               38          Class III Director
H. Irving Grousbeck(3)              62          Class II Director
Bruce T. Halle                      67          Class I Director
F. Warren Hellman                   62          Class III Director
Arthur H. Kern(2)                   50          Class II Director
Joseph M. Niehaus(3)                33          Class II Director
Patricia Salas Pineda(3)            44          Class I Director
Richard Reiss, Jr.(2)               52          Class I Director

---------------

(1) Each director holds office until his resignation or removal and until his successor shall have been duly elected and qualified. Elections with respect to the Class I Directors, Class II Directors and Class III Directors will be held at the annual meeting of stockholders in 1997, 1998, and 1999, respectively. Executive officers of the Company are elected by the Board of Directors on an annual basis and serve at the discretion of the Board of Directors (subject to the terms of any employment agreement).

(2) Member of Compensation Committee.

(3) Member of Audit Committee.

     The principal occupations and positions for the past five years, and in certain cases prior years, of the directors and executive officers named above are set forth below. References to service with the Company include service with Eller and with the Predecessors.

     Mr. Karl Eller, the founder of the Company, has served as Chairman and Chief Executive Officer of the Company since its organization. An entrepreneur and veteran of the outdoor advertising industry for over 40 years, Mr. Eller began his career in 1952 as a leasing representative for the Tucson, Arizona branch of Foster and Kleiser. Mr. Eller has held a variety of executive positions, including President and Chief Executive Officer of Combined Communications Corporation, member of the Office of Chief Executive and Board of Directors of Gannett Company, Inc., Chairman of the Board of Mediacom Industries, Inc. (Canada), President and member of the Board of Directors of Columbia Pictures Industries and Chairman and Chief Executive Officer of the Circle K Corporation. Mr. Eller serves on the Boards of Directors of El Dorado Investment Company and the Phoenix Suns. Mr. Eller received his B.A. in Business from the University of Arizona, which named its Eller Graduate School of Management in his honor.

     Mr. Scott S. Eller has served as Executive Vice President and Secretary of the Company since its organization. Mr. Eller is responsible for all corporate development, developmental marketing, human resources, public affairs, real estate and operational functions of the Company. Mr. Eller served as President of EIC and SunVen Entertainment Company, Inc. from 1992 to 1995. Prior to 1992, for ten years, Mr. Eller served as President and co-founder of SunVen Capital Corporation, a venture capital company which invested in the media, communications and entertainment industries. Prior to 1983, Mr. Eller served in various capacities with Hambrecht and Quist Venture Group and First Interstate Bank. Mr. Eller is Vice Chairman of the OAAA and serves on several Boards of Directors of private companies. Scott Eller is the son of Karl Eller.

     Mr. Donmoyer has served as the Executive Vice President and Chief Financial Officer of the Company since September 1995. Mr. Donmoyer came to the Company from Bear Stearns & Co. Inc., where he was employed for seven years and held the position of Associate Director in the investment banking department, specializing in mergers, acquisitions and financing for the outdoor advertising industry. Mr. Donmoyer also owned and operated Aztec Outdoor, a small painted bulletin company in Chicago, which was acquired by PMG in 1994. Mr. Donmoyer is a director of BLR, a Tucson-based company which provides mapping, traffic and demographic data to the outdoor industry and the Traffic Audit Bureau.

     Mr. Meyer has served as the Executive Vice President and General Counsel of the Company since April 1996. Before joining the Company, Mr. Meyer maintained a corporate transactional practice with the law firm of Meyer, Hendricks, Bivens and Moyes, and its predecessor firms, where he also served as managing partner for more than 20 years. Mr. Meyer also served as the senior law clerk to Chief Justice Earl Warren of the United States Supreme Court during Chief Justice Warren's final term.

     Mr. Bunce has served as a director of the Company since August 1995. Mr. Bunce is a General Partner of Hellman & Friedman, a private investment firm. Mr. Bunce is a director of Western Wireless Corporation, MobileMedia Corporation and numerous private companies.

     Mr. Grousbeck has served as a director of the Company since September 1995. Mr. Grousbeck is a Consulting Professor of Management at Stanford Business School, where he began teaching in 1985. From 1981 to 1985, Mr. Grousbeck was a Lecturer at Harvard University, Graduate School of Business Administration. Mr. Grousbeck was a co-founder of Continental Cablevision, Inc. where he served as President from 1964 to 1980 and Chairman of the Board of Directors from 1980 to 1985. Mr. Grousbeck is currently a director of numerous private companies.

     Mr. Halle has served as a director of the Company since September 1995. Mr. Halle has been the Chairman and CEO of Discount Tire Company since 1969.

     Mr. Hellman has served as a director of the Company since September 1995. Mr. Hellman is a General Partner of Hellman & Friedman. Mr. Hellman is a director of Williams-Sonoma, Inc., Levi Strauss Associates, Inc., Franklin Resources, Inc., APL Limited, MobileMedia Corporation and numerous private companies.

     Mr. Kern has served as a director of the Company since September 1995. Mr. Kern is Chairman and CEO of American Media, a company he started in 1981 which owns and operates commercial radio stations. Mr. Kern is a director of Yahoo! Inc. and Total Entertainment Network, a new on-line game company.

     Mr. Niehaus has served as a director of the Company since August 1995. Mr. Niehaus is a General Partner of Hellman & Friedman. Mr. Niehaus is a director of Hoyts Cinemas Limited, Hoyts Cinemas America Limited and numerous private companies.

     Ms. Pineda has served as a director of the Company since July 1996. Ms. Pineda has been a practicing attorney for nineteen years. Ms. Pineda is presently the Vice President and Corporate Secretary of New United Motor Manufacturing, Inc. (NUMMI) with primary responsibility for the Legal, Environmental and Government Relations Departments. Ms. Pineda has been with NUMMI since its inception in 1984. Ms. Pineda also serves as director of Levi Strauss Associates, Inc., Trustee of RAND and director of The James Irvine Foundation.

     Mr. Reiss has served as a director of the Company since September 1995. Mr. Reiss has been a Managing Partner of Cumberland Associates, a private investment firm, since 1982. Mr. Reiss is currently a director of O'Charley's, the Lazard Funds, Inc. and Page One Communications, Ltd.

     For their services as directors, the members of the Board of Directors who are not employees of the Company are paid $7,500 annually, plus $2,500 per meeting and $1,000 per committee meeting. Prior to the Offering, Messrs. Hellman, Bunce and Niehaus did not receive director fees. In addition, Messrs. Halle, Reiss, Grousbeck and Kern and Ms. Pineda have been granted certain non-qualified options to purchase Common Stock. All directors are reimbursed for reasonable expenses associated with their attendance at meetings of the Company's Board of Directors and committees thereof.

EXECUTIVE COMPENSATION

     The Company was formed to acquire the Predecessors in August 1995. Prior to its acquisition by the Company, EIC paid no salaries to executive officers, but did pay a management fee to Red River Resources, Inc., a company controlled by Karl Eller and in which Scott Eller has a 49% indirect interest, of $100,000 in 1993, $200,000 in 1994, and $497,000 in 1995. The following table sets forth certain information regarding compensation paid or accrued from August 1995 to December 31, 1995 to or on behalf of the Company's Chief Executive Officer, the only executive officer whose total compensation exceeded $100,000 for such period:

                           SUMMARY COMPENSATION TABLE

                                                         1995 COMPENSATION
                                                       ----------------------     ALL OTHER
            NAME AND PRINCIPAL POSITION                 SALARY        BONUS      COMPENSATION
---------------------------------------------------    --------     ---------    ------------
Karl Eller.........................................    $107,685     $       0         (1)
  Chairman and Chief Executive Officer

(1) Other annual compensation did not exceed the lesser of $50,000 or 10% of the total salary and bonuses of Mr. Eller. See "-- Employment Agreement."

     EXECUTIVE OFFICERS' STOCK OPTIONS

     The following table sets forth information concerning individual grants of stock options made by the Company during the fiscal year ended December 31, 1995 to each executive officer.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                                                                                              POTENTIAL REALIZABLE
                                                                                                    VALUE AT
                                                  INDIVIDUAL GRANTS                           ASSUMED ANNUAL RATES
                         -------------------------------------------------------------------           OF
                                                PERCENT OF                                        STOCK PRICE
                             NUMBER OF             TOTAL                                          APPRECIATION
                             SECURITIES       OPTIONS GRANTED   EXERCISE OR                    FOR OPTION TERM(2)
                             UNDERLYING        TO EMPLOYEES     BASE PRICE      EXPIRATION    --------------------
         NAME            OPTIONS GRANTED(#)   IN FISCAL YEAR      ($/SH)           DATE       5%($)         10%($)
-----------------------  ------------------   ---------------   -----------   --------------  ------        ------
Karl Eller(3)..........                             95.4%                      August 2002
  Chairman and Chief
    Executive Officer
Timothy J.
  Donmoyer(4)..........                              4.6%                     November 2002
  Executive Vice
    President/Chief
    Financial Officer

---------------
(1) All options are non-qualified options with an exercise price equal to the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors.

(2) The potential realizable value is calculated in accordance with instructions of the Securities and Exchange Commission (the "Commission") based on the term of the option at the date of its grant or assignment and assuming that the stock price appreciates from the date of grant or assignment at the indicated annual rate, compounded annually for the entire term of the option. The actual realizable value of the options, assuming an initial
    public offering price of $     per share, will substantially exceed the
    potential realizable value shown in the table.

(3) Mr. Eller was granted options for           shares of Common Stock which
    become exercisable in annual installments ("Base Options"), and options for shares of Common Stock which become exercisable upon the satisfaction of performance conditions ("Performance Options"). Upon consummation of the Offering, the Base Options will be 80% exercisable and the Performance Options will be fully exercisable. Mr. Eller has assigned
    his right to      Base Options and      Performance Options to certain
    executive officers and a director, subject to possible revesting of certain of such options in Mr. Eller upon the occurrence of certain contingencies. The assigned options are included in the table.

(4) Mr. Donmoyer was granted options for        shares of Common Stock which
    become exercisable in annual installments. In addition, Mr. Eller assigned
    to Mr. Donmoyer his rights with respect to           shares under the Base
    Options, and           shares under the Performance Options. Upon
    consummation of the Offering, the assigned Performance Options will be fully exercisable and all other options will be 70% exercisable.

     The following table sets forth the number and value as of December 31, 1995 of shares underlying unexercised options held by each of the executive officers. Prior to the Offering, no stock options will be exercised by any executive officers.

                         FISCAL YEAR-END OPTION VALUES

                                                         NUMBER OF SHARES                VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED                "IN-THE-MONEY"
                                                           OPTIONS AS OF                     OPTIONS AS OF
                                                         DECEMBER 31, 1995               DECEMBER 31, 1995(1)
                    NAME AND                       -----------------------------     -----------------------------
               PRINCIPAL POSITION                  EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------------------------  -----------     -------------     -----------     -------------
Karl Eller.......................................
  Chairman and Chief Executive Officer
Timothy J. Donmoyer..............................
  Executive Vice President/Chief Financial
    Officer

---------------
(1) Based on the estimated fair market value of the Common Stock at December 31,
    1995 of $          per share, less the exercise price payable upon exercise
    of such options. Such estimated fair market value as of December 31, 1995 is substantially lower than the assumed initial public offering price of $ per share.

EQUITY PLAN

     In October 1996, the Company adopted the Eller Media Corporation 1996 Equity Participation Plan (the "Equity Plan"). The Equity Plan was approved by the stockholders of the Company as of October 29, 1996. The principal purposes of the Equity Plan are to provide incentives for officers, employees and consultants of the Company and its subsidiaries through granting of options, restricted stock and other awards ("Awards"), thereby stimulating their personal and active interest in the Company's development and financial success, and inducing them to remain in the Company's employ. In addition to Awards made to officers, employees or consultants, the Equity Plan permits the granting of options ("Director Options") to the Company's independent non-employee directors.

     On the date hereof, the Company intends to grant at the public offering price to certain executive officers options to purchase an aggregate of shares of Common Stock.

     Under the Equity Plan, not more than             shares of Common Stock (or
the equivalent in other equity securities) are authorized for issuance upon exercise of options, stock appreciation rights ("SARs"), and other Awards, or upon vesting of restricted or deferred stock awards. Furthermore, the maximum number of shares which may be subject to options or stock appreciation rights granted under the Equity Plan to any individual in any calendar year cannot
exceed                .

     The principal features of the Equity Plan are summarized below, but the summary is qualified in its entirety by reference to the Equity Plan, which is filed as an exhibit to the registration statement of which this Prospectus is a part.

  Administration

     Prior to the closing of the Offering, the Board will administer the Equity Plan. After the closing of the Offering, the Compensation Committee of the Board or another committee thereof (the "Committee") will administer the Equity Plan with respect to grants to employees or consultants of the Company and the full Board will administer the Equity Plan with respect to Director Options. The Committee will consist of at least two members of the Board, each of whom is a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Rule 16b-3") and, with respect to options and SAR's which are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), an "outside director" for the purposes of Section 162(m) of the Code. Subject to the terms and conditions of the Equity Plan, the Board or Committee has the authority to select the persons to whom Awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan. Similarly, the Board has discretion to determine the terms and conditions of Director Options and to interpret and administer the Equity Plan with respect to Director Options. The Committee (and the Board) are also authorized to adopt, amend and rescind rules relating to the administration of the Equity Plan.

  Eligibility

     Options, SARs, restricted stock and other Awards under the Equity Plan may be granted to individuals who are then officers or other employees of the Company or any of its present or future subsidiaries. Such Awards also may be granted to consultants of the Company selected by the Board or Committee for participation in the Equity Plan. Non-employee directors of the Company may be granted NQSOs (as defined herein) by the Board.

  Awards under the Equity Plan

     The Equity Plan provides that the Committee may grant or issue stock options, SARs, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Each Award will be set forth in a separate agreement with the person receiving the Award and will indicate the type, terms and conditions of the Award.

     Nonqualified Stock Options ("NQSOs") will provide for the right to purchase Common Stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Code, may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable (in the discretion of the Board or Committee) in one or more installments after the grant date, subject to the participant's continued employment with the Company and/or subject to the satisfaction of individual or Company performance targets established by the Board or Committee. NQSOs may be granted for any term specified by the Board or Committee.

     Incentive Stock Options ("ISOs") will be designed to comply with the provisions of the Code and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of Common Stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee's termination of employment, and must be exercised within the ten years after the date of grant; but may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company, the Equity Plan provides that the exercise price must be at least 110% of the fair market value of a share of Common Stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

     Restricted Stock may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Board or Committee. Restricted stock, typically, may be repurchased by the Company at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

     Deferred Stock may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by the Board or Committee. Like restricted stock, deferred stock may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

     Stock Appreciation Rights may be granted in connection with stock options or other Awards, or separately. SARs granted by the Board or Committee in connection with stock options or other Awards typically will provide for payments to the holder based upon increases in the price of the Company's Common Stock over the exercise price of the related option or other Awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the Equity Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the Board or Committee in the SAR agreements. The Board or Committee may elect to pay SARs in cash or in Common Stock or in a combination of both.

     Dividend Equivalents represent the value of the dividends per share paid by the Company, calculated with reference to the number of shares covered by the stock options, SARs or other Awards held by the participant.

     Performance Awards may be granted by the Board or Committee on an individual or group basis. Generally, these Awards will be based upon specific performance targets and may be paid in cash or in Common Stock or in a combination of both. Performance Awards may include "phantom" stock Awards that provide for payments based upon increases in the price of the Company's Common Stock over a predetermined period. Performance Awards may also include bonuses which may be granted by the Board or Committee on an individual or group basis and which may be payable in cash or in Common Stock or in a combination of both.

     Stock Payments may be authorized by the Board or Committee in the form of shares of Common Stock or an option or other right to purchase Common Stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.

  Securities Laws and Federal Income Taxes

     Securities Laws. The Equity Plan is intended to conform to the extent necessary with all provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation Rule 16b-3. The Equity Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Equity Plan and options granted thereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

     General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of nonqualified stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, and stock payments under the Equity Plan are taxable under
Section 83 of the Code upon their receipt of Common Stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Code, the Company will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. Under Sections 421 and 422 of the Code, recipients of ISOs are generally not taxable on their receipt of Common Stock upon their exercises of ISOs if the ISOs and option stock are held for certain minimum holding periods and, in such event, the Company is not entitled to income tax deductions with respect to such exercises. Participants in the Equity Plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the plan.

     Section 162(m) Limitation. In general, under Section 162(m) of the Code ("Section 162(m)"), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (i.e. the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the Equity Plan will not be subject to Section 162(m) until the earlier of (i) the material modification of the Equity Plan, (ii) the issuance of all employer stock and other compensation that has been allocated under the Equity Plan, or (iii) the first meeting of stockholders at which directors are to be elected that occurs after December 31, 1999 (the "Transition Date"). After the Transition Date, rights or awards granted under the Equity Plan, other than options and SARs, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon preestablished objective performance goals, the material terms of which are disclosed to and approved by the stockholders of the Company. Thus, the Company expects that such other rights or awards under the Equity Plan will not constitute "performance-based compensation" for purposes of Section 162(m).

     The Company has attempted to structure the Equity Plan in such a manner that, after the Transition Date, the remuneration attributable to stock options and SARs granted thereunder may qualify as performance-based compensation which will not be subject to the $1,000,000 limitation. The Company has not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

EMPLOYMENT AGREEMENT

     The Company entered into an employment agreement, dated August 18, 1995, with Karl Eller for a term of four years pursuant to which the Company agreed to employ Mr. Eller as the Chairman of the Board of Directors and Chief Executive Officer of the Company and its respective subsidiaries. Pursuant to the terms of the agreement, the Company pays Mr. Eller an initial base salary of $400,000 per year and granted him certain stock options (described above in "-- Executive Officers' Stock Options"). Mr. Eller's initial base salary is increased annually by the percentage increase in the Consumer Price Index, if any. In addition, Mr. Eller may be granted bonus compensation at the discretion of the Board of Directors. Pursuant to the terms of the agreement, Mr. Eller's employment is terminable by the Company at any time for "Cause." For purposes of the agreement, "Cause" includes (i) willful misconduct or gross negligence, (ii) commission of a crime involving moral turpitude, (iii) disloyal or dishonest conduct that materially harms the Company or materially undermines the confidence of the Board of Directors in Mr. Eller, or (iv) willful breach of the agreement. Pursuant to the terms of the agreement, Mr. Eller may terminate his employment for "Good Reason" by giving thirty (30) days' written notice. For purposes of the agreement, "Good Reason" exists only if (i) Mr. Eller is removed or not reappointed as the Company's Chief Executive Officer, unless such termination is due to death or disability, (ii) Mr. Eller is assigned duties or authority is withdrawn from Mr. Eller inconsistent with his authority or without his consent, or (iii) the Company breaches any of its material obligations under the agreement. If Mr. Eller terminates his employment for Good Reason or if the Company terminates Mr. Eller's employment without Cause, Mr. Eller is entitled to receive all compensation and benefits owed for the remainder of the term of the agreement. The employment agreement obligates Mr. Eller for one year following termination of his employment with the Company, to refrain from engaging in competition with the Company and from influencing any person to give up an employment or business relationship with the Company.

401(K) PLANS

     The Company sponsors two 401(k) plans that allow contributions of 1% to 15% of base compensation for eligible employees. Participation in these plans is available to salaried employees and to certain groups of hourly employees. Employees covered by collective bargaining units are not eligible. The Company matches the employee's contribution, at its discretion, in amounts up to approximately 15% of the employee's contribution. The Company also contributes, at its discretion, an annual contribution based on the Company's results of operations, subject to certain limitations under the Code. See Note 9 to the consolidated financial statements of the Company.

PHANTOM EQUITY PLAN

     The Company maintained a phantom equity plan (the "Phantom Equity Plan") for certain key employees pursuant to which it granted to such employees an aggregate of 90 units of phantom Common Stock (with each unit equivalent to
approximately        shares of Common Stock). The units vest at the end of a
five-year period after their grant, subject to continued employment and achievement of certain financial performance criteria, and are payable in cash in an amount equal to the value at vesting of a number of shares of Common Stock equivalent to the number of units. In October 1996 the Company determined that, upon consummation of the Offering, it would not grant further units under the Phantom Equity Plan, it would eliminate the performance criteria and, at vesting, outstanding units would be paid with Common Stock.

AUDIT COMMITTEE; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors formed an Audit Committee in October 1996 which is responsible for reviewing the Company's accounting controls and recommending to the Board of Directors the engagement of the Company's outside auditors. The members of the Company's Audit Committee are Messrs. Grousbeck and Niehaus and Ms. Pineda.

     During 1995, the Company's Board of Directors did not have a compensation committee or other committee performing similar functions. All compensation decisions concerning the Company's executive officers during 1995 were made by the entire Board of Directors. The Board of Directors formed a Compensation Committee in October 1996 which is responsible for reviewing and approving the amount and type of consideration to be paid to senior management and for administering the Company's stock option plans. See "-- Executive Officers' Stock Options" and "-- Equity Plan." The members of the Company's Compensation Committee are Messrs. Bunce, Kern and Reiss.

LIMITATIONS ON LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has entered into, or intends to enter into, agreements to provide indemnification for the Company's directors and executive officers. These agreements, among other things, will indemnify the Company's directors and executive officers for certain expenses (including attorney's fees), and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company to the fullest extent permitted by applicable law. The Company has also obtained director and officer liability insurance that insures the Company's directors and officers against certain liabilities. In addition, the Certificate of Incorporation limits the personal liability of directors to the Company and its stockholders, and the Bylaws provide that the Company shall indemnify the Company's directors and officers, in each case, to the fullest extent permissible under Delaware General Corporation Law. See "Description of Capital Stock -- Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock outstanding immediately prior to the Offering and as adjusted to reflect the sale of Common Stock offered hereby by:
(i) each person known by the Company to own beneficially 5% or more of the Common Stock; (ii) each director and executive officer of the Company identified under "Management -- Executive Compensation"; (iii) each Selling Stockholder and
(iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, each stockholder listed below has informed the Company that such stockholder has (i) sole voting and investment power with respect to such stockholder's shares of stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to such stockholder's shares of stock.

                                      SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                             OWNED                                    OWNED
                                      PRIOR TO OFFERING(1)                     AFTER OFFERING(1)(2)
                                     ----------------------     NUMBER OF     ----------------------
  NAME AND ADDRESS OF BENEFICIAL     NUMBER OF     PERCENT       SHARES       NUMBER OF     PERCENT
               OWNER                  SHARES       OF CLASS      OFFERED       SHARES       OF CLASS
-----------------------------------  ---------     --------     ---------     ---------     --------
Hellman & Friedman Capital
  Partners III, L.P.
  ("Capital Partners")(3)..........                  74.55%
H&F Orchard Partners III, L.P.
  ("Orchard")(3)...................                   5.49
H&F International Partners III,
  L.P.
  ("International")(3).............                   1.65
Loel Ranches, Inc. ("LRI")(4)(5)...                   8.29
El Dorado Investment Company(6)....                   *
Steven G. Mihaylo(7)...............                   1.13
Karl Eller(4)(5)(8)................                  15.67
Scott S. Eller(4)..................                   4.51
Timothy J. Donmoyer(4)(8)..........                   1.26
Paul J. Meyer(4)(8)................                   *
John L. Bunce, Jr.(3)(9)...........                   *
H. Irving Grousbeck(10)............                   *
Bruce T. Halle(11).................                   *
F. Warren Hellman(3)...............                  81.69
Arthur H. Kern(12).................                   *
Joseph M. Niehaus(3)(9)............                   *
Patricia Salas Pineda(13)..........                   *
Richard Reiss, Jr.(5)(8)(14).......                   1.36
All directors and executive
  officers
  as a group (12 persons)..........                  99.  %

---------------
  *  Less than 1%.

 (1) A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Shares which each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed to be outstanding as to any other person.

 (2) For purposes of this table, information as to shares of Common Stock assumes that (i) the persons in the table do not purchase shares in the Offering and (ii) no exercise of the Underwriters' over-allotment option.

 (3) The address of such persons is One Maritime Plaza, Suite 1200, San Francisco, CA 94111. Capital Partners, Orchard and International, and their collective general partner, F. Warren Hellman, individually and as a trustee of The Hellman Family Revocable Trust dated December 17, 1984 (the "Hellman Trust"), and Tully M. Friedman, individually and as the trustee of The Tully M. Friedman Revocable Trust UAD January 3, 1980 (the "Friedman Trust"), may be deemed to constitute a "group" within the meaning of
     Section 13(d)(3) of the Exchange Act. As a group, these individuals and
     entities own directly        , or   %, of the outstanding shares of Common
     Stock. Capital Partners, Orchard and International are entities indirectly controlled by the Hellman Trust and the Friedman Trust. A trustee of the Hellman Trust is F. Warren Hellman, and the trustee of the Friedman Trust is Tully M. Friedman. Messrs. Hellman and Friedman, individually and as trustees of the respective trusts, share voting and investment power with respect to the shares of Common Stock held by Capital Partners, Orchard and International, and, as a result, may be deemed to be the beneficial owner of 100% of the shares of Common Stock held by those entities.

 (4) The address of such persons is c/o Eller Media Company, 2850 East Camelback Road, Suite 300, Phoenix, AZ 85016.

 (5) Karl Eller indirectly exercises voting and investment power over shares of Common Stock owned by LRI. Richard Reiss, Jr. has an exercisable
     option to acquire      of the shares of Common Stock held by LRI.

 (6) The address of such entity is 400 East Van Buren, Suite 700, Phoenix, AZ 85004.

 (7) The address of such person is P.O. Box 5350, Incline Village, NV 89450.

 (8) Includes for Karl Eller, Timothy J. Donmoyer and Richard Reiss, Jr.
               ,           , and           shares, respectively, issuable under
     options exercisable within 60 days. Of such number for Mr. Eller, of such options have been assigned to other executive officers and a director, subject to revesting in Mr. Eller upon the occurrence of certain contingencies. Mr. Reiss' total includes shares which may be acquired upon exercise of the LRI option described in Note 5.

 (9) Messrs. Bunce and Niehaus, directors of the Company, serve as officers of the ultimate corporate general partner of Capital Partners, Orchard and International and may be deemed beneficial owners of certain shares owned by those partnerships. Messrs. Bunce and Niehaus each disclaim beneficial ownership of the shares of Common Stock held by such entities.

(10) The address of such person is c/o Stanford University, Graduate School of Business Administration, Room L336, Stanford, CA 94305.

(11) The address of such person is c/o Discount Tire Company, 14631 North Scottsdale Road, Scottsdale, AZ 85254.

(12) The address of such person is c/o American Media, 1940 Webster Street, San Francisco, CA 94115.

(13) The address of such person is c/o 606 Stagecoach Court, Lafayette, CA
     94549.

(14) The address of such person is c/o Cumberland Associates, 1114 Avenue of the Americas, New York, NY 10036.

                          DESCRIPTION OF CAPITAL STOCK

     Upon consummation of the Offering, the Company's authorized capital stock
will consist of           shares of Common Stock, $.01 par value per share, and
          shares of preferred stock, $.01 par value per share ("Preferred Stock"). The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Restated Bylaws (the "Bylaws"), each of which is filed as an exhibit to the registration statement of which this Prospectus is a part.

COMMON STOCK

     Upon consummation of the Offering, the Company will be authorized to issue
          shares of Common Stock. Following the Offering,           shares of
Common Stock will be issued and outstanding (assuming no exercise of the
over-allotment option and excluding (i)           shares of Common Stock
issuable upon the exercise of options outstanding on the date hereof, of which will be immediately exercisable upon consummation of the Offering,
(ii)           shares reserved for issuance pursuant to the Company's Equity
Plan, (iii)           shares issuable pursuant to the Phantom Equity Plan and
(iv) shares of Common Stock issuable pursuant to the terms of a convertible promissory note). See "Capitalization."

     Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights and the Company has a classified Board of Directors, the holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the members of the Board of Directors standing for election at any particular meeting. The Common Stock is not redeemable and has no conversion or preemptive rights. All of the outstanding shares of Common Stock are, and all of the shares of Common Stock sold in this Offering will be, when issued and paid for, fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share pro rata in any of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefor, subject to the restrictions set forth in the Senior Credit Facility. See "Dividend Policy."

PREFERRED STOCK

     The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any additional shares of Preferred Stock of any class or series.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certificate of Incorporation and Bylaws. Certain provisions of the Certificate of Incorporation and Bylaws as well as certain provisions of Delaware law may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a stockholder. In addition, the Certificate of Incorporation eliminates the ability of the stockholders to act by written consent and consequently stockholders may only act at meetings thereof. The Certificate of Incorporation also provides that a special meeting of the Company's stockholders may only be called by certain officers of the Company or by the Board of Directors; no such meeting may be called by stockholders. Any amendment of the Bylaws and certain provisions of the Certificate of Incorporation by stockholders will require the affirmative vote of at least 66 2/3% of the shares of Common Stock then outstanding.

     The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

     The Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permissible under Delaware General Corporation Law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

     Delaware Anti-Takeover Law. Section 203 of the Delaware General Corporation Law ("Section 203") generally provides that a person who, together with affiliates and associates owns, or within three years did own, 15% or more of the outstanding voting stock of a corporation (an "Interested Stockholder") but less than 85% of such stock may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder (as was the case with respect to Capital Partners, Orchard and International) or (ii) subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including mergers, asset sales, and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

     The provisions of Section 203, coupled with the Board's authority to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by Section 203 which election would be effective 12 months after such adoption. Neither the Certificate of Incorporation nor the Bylaws exclude the Company from the restrictions imposed by Section 203.

CLASSIFIED BOARD OF DIRECTORS

     The Certificate of Incorporation classifies the Board of Directors into three classes. The first class consists of three directors whose initial term expires in 1997. The second class consists of three directors whose initial term expires in 1998. The third class consists of three directors whose initial term expires in 1999. At each annual meeting, the number of directors equal to the number of directors in the class whose terms expire at the time of such meeting shall be elected to hold office until the third succeeding annual meeting. As a result of this classification of directors, no stockholder or group of stockholders would be able to elect a majority of the Board of Directors at any single meeting for the election of directors. In addition, the Delaware General Corporation Law prohibits the removal of a director of a classified board without cause. This could discourage a proxy contest for control of the Board of Directors.

NOTICE PROVISIONS

     The Bylaws provide that only business or proposals, including director nominations, properly brought before an annual meeting of stockholders may be conducted at such meeting. In order to bring business or a proposal before an annual meeting, a stockholder is required to provide written notice to the Company at least 60 days prior to the annual meeting which describes the business or proposal to be brought before the annual meeting, the name and address of the stockholder proposing the business, the class and number of shares of stock held by such stockholder, and any material interest of the stockholder in the business to be brought before the meeting. These procedures may operate to limit the ability of stockholders to bring business before the annual meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control of the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is LaSalle National Trust, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock of the Company. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions described below lapse could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

     Upon completion of the Offering, the Company will have outstanding
shares of Common Stock (excluding (i)       shares of Common Stock issuable upon
the exercise of the Underwriters' over-allotment option, (ii)        shares of
Common Stock issuable upon the exercise of options outstanding on the date
hereof, of which      will be immediately exercisable upon consummation of the
Offering, (iii)        shares reserved for issuance pursuant to the Company's
Equity Plan, (iv)        shares issuable pursuant to the Phantom Equity Plan and
(v) shares of Common Stock issuable pursuant to the terms of a convertible promissory note). See "Capitalization," "Description of Capital Stock" and "Description of Indebtedness and Other Commitments -- Convertible
Promissory Note." Of these shares, the        shares (       shares if the
Underwriters' over-allotment option is exercised in full) of Common Stock sold in this Offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates," as that term is defined in the Securities Act, of the Company. The remaining shares are "restricted securities" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). The Restricted Shares generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

     Certain of the Company's stockholders and all of its executive officers and
directors, with the power to dispose of a total of           shares, have agreed
not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lock-up Period") without the prior written consent of Alex. Brown & Sons Incorporated on behalf of the Underwriters. See "Underwriting." Following the Lock-up Period, these shares will not be eligible for sale in the public market without registration unless such sales meet the conditions and restrictions of Rule 144 as described below.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least two years (as computed under Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock
(approximately           shares after giving effect to this Offering) and (ii)
the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Commission. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares at least three years (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof. Approximately outstanding shares of Common Stock will become eligible for sale in August 1997, pursuant to Rule 144, subject to volume and manner of sale restrictions described above.

     The Company has reserved an aggregate of           shares of Common Stock
for issuance pursuant to the Equity Plan. As of the date hereof, the Company has
issued options to purchase an aggregate of           shares of Common Stock,
          of which remain unexercised. The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares to be issued upon exercise of such options and options granted pursuant to the Equity Plan. To the extent not held by affiliates or subject to a lock-up agreement, shares of Common Stock issued under the stock option plan after the effective date of the registration statement covering the Equity Plan will be available for sale in the public market without restriction. See "Management -- Executive Officers' Stock Options" and "Management -- Equity Plan."

               DESCRIPTION OF INDEBTEDNESS AND OTHER COMMITMENTS

SENIOR CREDIT FACILITY

     The Senior Credit Facility was made available to the Company pursuant to the Amended and Restated Credit Agreement dated as of November 19, 1996, as amended (the "Credit Agreement"), among the Company and each of its subsidiaries, the several banks and other financial institutions (collectively, the "Lenders") from time to time parties thereto and The Chase Manhattan Bank ("Chase"), as administrative agent for the Lenders. The Senior Credit Facility provides for revolving credit loans, letters of credit, and term loans. Capitalized terms used below without definition shall have the meanings ascribed to them in the Credit Agreement.

     Revolving Credit Loans. The Senior Credit Facility provides for revolving credit loans of up to $200 million, including a $15 million sublimit available for issuance of letters of credit. The revolving credit loan commitment automatically reduces to zero in quarterly installments commencing on September 30, 2000, and continuing until September 30, 2003. The Company may prepay revolving credit loans in whole or in part, without premium or penalty, and it may reborrow subject to the scheduled reductions and subject to compliance with the terms of the Credit Agreement. LIBOR loans may only be paid at the end of interest periods. See "Capitalization" and "Use of Proceeds."

     Term Loans. The Senior Credit Facility provides for term loans designated as "Tranche A" and "Tranche B" term loans. The Tranche A commitment is $200 million and the Tranche B commitment is $150 million. See "Capitalization." The term loans are payable in quarterly installments commencing on September 30, 1997.

     Letters of Credit. Chase has agreed to issue letters of credit under the Senior Credit Facility for the account of the Company or its subsidiaries during the revolving credit commitment period (which expires September 30, 2003) up to the letter of credit commitment amount of $15 million (but only to the extent there is available revolving credit commitment which is not being utilized for revolving credit loans). The Company is required to pay fees in connection with the letter of credit commitment and to reimburse Chase for amounts drawn under any letter of credit.

     General Terms. The revolving credit loans and term loans are subject to the following terms:

     Interest. With respect to revolving credit loans and term loans, the interest rate charged on outstanding loans is payable quarterly in arrears in the case of Base Rate Borrowings, or at the end of interest periods in the case of LIBOR Borrowings. Interest will be calculated on the basis of the Base Rate or LIBOR, as the case may be, plus a premium based on the Company's leverage ratio, adjusted quarterly.

     Security. Obligations under the Senior Credit Facility are secured by a pledge of 100% of the stock of Eller and its subsidiaries, secured by all personal property of the Company and its subsidiaries and guaranteed by the Company and its subsidiaries.

     Covenants. The Senior Credit Facility contains customary covenants, including the following: (i) limitations on additional indebtedness of the Company and its subsidiaries; (ii) limitations on mergers; (iii) limitations on sale, lease or other disposition of stock of any subsidiary or of other assets, provided that the foregoing restrictions do not apply to, among other things, sales, leases or other dispositions of property in the ordinary course of business; (iv) limitations on investments and capital expenditures; (v) limitations on transactions with affiliates; (vi) prohibition on dividends and other distributions by the Company (other than stock dividends); and (vii) limitation on liens. The Senior Credit Facility also requires the Company to meet certain financial tests, including a total leverage ratio, an interest expense coverage ratio and a fixed charges coverage ratio, and to enter into certain interest rate hedging agreements.

     Events of Default and Restrictions. The Senior Credit Facility contains customary events of default, including the following: (i) failure to pay principal or interest when due; (ii) breach of any covenant, representation or warranty; (iii) cross-default provisions; (iv) certain events of bankruptcy, insolvency or reorganization and (v) the levy of certain judgments against the Company or any of its subsidiaries. The occurrence of an event of default permits the Lenders to terminate the commitments and accelerate the indebtedness under the Senior Credit Facility.

     Mandatory Prepayments. The Senior Credit Facility requires prepayment of the term loans equal to 50% of Excess Cash Flow, less voluntary prepayments of the term loans, for each fiscal year starting with the fiscal year ended December 31, 1998, to be paid in fiscal year 1999 and following years.

CONVERTIBLE PROMISSORY NOTE

     In connection with the acquisition of display faces from ADCO (see "Business -- Recent and Pending Acquisitions"), the Company will issue a 6.25% secured convertible promissory note (the "ADCO Note") in the principal amount of $9.5 million for the assets to be acquired (the "ADCO Assets"). Repayment of the ADCO Note will be secured by a first lien on the ADCO Assets. The principal under the ADCO Note will be due and payable on January 3, 2002.

     The holder of the ADCO Note will be able to convert, at a price per share of Common Stock equal to the Price to Public on the cover page of this Prospectus, all or a portion of the ADCO Note into shares of Common Stock of the Company at any time after January 3, 1998 and prior to maturity or earlier redemption after January 2000 of the ADCO Note.

     The holder of the ADCO Note will also be entitled to certain "piggy-back" registration rights with respect to any shares of Common Stock acquired upon conversion of the ADCO Note in the event the Company registers additional shares of Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Alex. Brown & Sons Incorporated, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Furman Selz LLC (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders, the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                  NUMBER
                                                                                    OF
                                   UNDERWRITER                                    SHARES
    --------------------------------------------------------------------------    -------
    Alex. Brown & Sons Incorporated...........................................
    Bear, Stearns & Co. Inc...................................................
    Donaldson, Lufkin & Jenrette Securities Corporation.......................
    Furman Selz LLC...........................................................
              Total...........................................................
                                                                                  ======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $          per share.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $          per share to certain other dealers. After the initial
public offering, the offering price and other selling terms may be changed by the Representatives.

     The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus,
to purchase up to             additional shares of Common Stock at the initial
public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of
Common Stock to be purchased by it shown in the above table bears to           ,
and the Company and the Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such
additional shares on the same terms as those on which the             shares are
being offered.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Certain of the Company's stockholders and all of its executive officers and
directors, with the power to dispose of a total of        shares, have agreed
not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated on behalf of the Underwriters. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined through negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                             CERTAIN LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Piper & Marbury L.L.P., Baltimore, Maryland, will pass on certain legal matters related to this Offering for the Underwriters.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and for the period from August 18, 1995 through December 31, 1995, together with the consolidated financial statements of PMG and the combined financial statements of EIC for the period from January 1, 1995 through August 17, 1995, in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of PMG as of December 31, 1994 and for each of the two years then ended in this Prospectus have been so included in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of EIC as of and for the period ended December 31, 1994 in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement (which term shall include all amendments thereto) on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete.

     With respect to each report or other information filed with the Commission pursuant to the Exchange Act, and such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference. The Registration Statement and reports and other information filed by the Company may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained form the public reference section of the Commission at its Washington address upon payment of the prescribed fee. The

Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and the address of such site is http://www.sec.gov.

     The Company intends to distribute to the holders of its shares of Common Stock annual reports containing consolidated financial statements audited by an independent accountant and quarterly reports containing unaudited condensed consolidated financial information for the first three quarters of each year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
ELLER MEDIA CORPORATION PRO FORMA
  Unaudited Pro Forma Consolidated Statements of Operations...........................   F-2
  Notes to Unaudited Pro Forma Consolidated Statements of Operations..................   F-5
ELLER MEDIA CORPORATION
  Report of Independent Public Accountants (Arthur Andersen LLP)......................   F-6
  Consolidated Balance Sheets.........................................................   F-7
  Consolidated Statements of Operations...............................................   F-8
  Consolidated Statements of Stockholders' Equity.....................................   F-9
  Consolidated Statements of Cash Flows...............................................  F-10
  Notes to Consolidated Financial Statements..........................................  F-11
PMG HOLDINGS, INC.
  Report of Independent Public Accountants (KPMG Peat Marwick LLP)....................  F-20
  Consolidated Balance Sheet..........................................................  F-21
  Consolidated Statements of Operations...............................................  F-22
  Consolidated Statements of Changes in Stockholders' Deficit.........................  F-23
  Consolidated Statements of Cash Flows...............................................  F-24
  Notes to Consolidated Financial Statements..........................................  F-25
ELLER INVESTMENT COMPANY, INC.
  Report of Independent Public Accountants (Arthur Andersen LLP)......................  F-33
  Combined Balance Sheet..............................................................  F-34
  Combined Statement of Operations....................................................  F-35
  Combined Statement of Stockholders' Deficit.........................................  F-36
  Combined Statement of Cash Flows....................................................  F-37
  Notes to Combined Financial Statements..............................................  F-38

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

     The following sets forth unaudited pro forma consolidated statements of operations for the Company. The unaudited pro forma consolidated statements of operations for the twelve and nine months ended December 31, 1995 and September 30, 1995 respectively give effect to the acquisition of PMG Holding, Inc. and Subsidiaries ("PMG") and Eller Investment Company ("EIC") (the "Acquisitions") as if they had occurred on January 1, 1995.

     The unaudited pro forma consolidated statements of operations do not purport to present the actual results of operations of the Company had the Acquisitions taken place at the beginning of the year, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma consolidated statements of operations are based on certain assumptions and adjustments described in the notes thereto and should be read in conjunction therewith. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Company and the notes thereto, the consolidated financial statements of PMG and the notes thereto, and the combined financial statements of EIC and the notes thereto, included elsewhere in this Prospectus.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                               PREDECESSORS
                               PERIOD FROM
                            JANUARY 1, 1995 TO   ELLER MEDIA CORPORATION
                             AUGUST 17, 1995           PERIOD FROM
                            ------------------     AUGUST 18, 1995 TO       PRO FORMA
                              PMG        EIC        DECEMBER 31, 1995      ADJUSTMENTS     PRO FORMA
                            --------   -------   -----------------------   -----------     ---------
Gross revenues............  $141,778   $15,439           $92,183                           $249,400
Net revenues..............   123,615    13,719            80,678                            218,012
Cost of sales.............    50,456     5,796            32,754                             89,006
Selling, general and
  administrative
  expense.................    31,480     1,903            19,377                             52,760
Depreciation and
  amortization............    22,769     2,148            14,468              21,404(1)
                                                                             (29,776)(2)
                                                                               2,246(3)      33,259
                            --------   -------           -------                           --------
Operating income..........    18,910     3,872            14,079                             42,987
Interest expense..........    27,629     3,240            13,616              22,926(4)
                                                                             (30,869)(5)     36,542
Other expense, net........     4,860       497             2,997                              8,354
                            --------   -------           -------                           --------
Income (loss) before
  provision for income
  taxes...................   (13,579)      135            (2,534)                            (1,909)
Provision for (benefit
  from) income taxes......    (3,858)       --                --               3,858(6)          --
                            --------   -------           -------                           --------
Net income (loss).........  $ (9,721)  $   135           $(2,534)                          $ (1,909)
                            ========   =======           =======                           ========
Per share.............................................................................     $
                                                                                           ========
Weighted average shares outstanding...................................................
                                                                                           ========

    See Notes to Unaudited Pro Forma Consolidated Statements of Operations.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                               PREDECESSORS
                               PERIOD FROM
                            JANUARY 1, 1995 TO   ELLER MEDIA CORPORATION
                             AUGUST 17, 1995           PERIOD FROM
                            ------------------     AUGUST 18, 1995 TO       PRO FORMA
                              PMG        EIC       SEPTEMBER 30, 1995      ADJUSTMENTS     PRO FORMA
                            --------   -------   -----------------------   -----------     ---------
Gross revenues............  $141,778   $15,439           $27,839                           $185,056
Net revenues..............   123,615    13,719            24,330                            161,664
Cost of sales.............    50,456     5,796             9,528                             65,780
Selling, general and
  administrative
  expense.................    31,480     1,903             6,303                             39,686
Depreciation and
  amortization............    22,769     2,148             4,016              21,404(1)
                                                                             (29,776)(2)
                                                                               2,246(3)      22,807
                            --------   -------           -------                           --------
Operating income..........    18,910     3,872             4,483                             33,391
Interest expense..........    27,629     3,240             4,620              22,926(4)
                                                                             (30,869)(5)     27,546
Other expense, net........     4,860       497             1,016                              6,373
                            --------   -------           -------                           --------
Income (loss) before
  provision for income
  taxes...................   (13,579)      135            (1,153)                              (528)
Provision for (benefit
  from) income taxes......    (3,858)       --                --               3,858(6)
                                                                                                 --
                            --------   -------           -------                           --------
Net income (loss).........  $ (9,721)  $   135           $(1,153)                          $   (528)
                            ========   =======           =======                           ========
Per share.............................................................................     $
                                                                                           ========
Weighted average shares outstanding...................................................
                                                                                           ========

    See Notes to Unaudited Pro Forma Consolidated Statements of Operations.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

     The following describe the adjustments to present the pro forma statements of operations of the Company, for the twelve and nine months ended December 31, 1995 and September 30, 1995, respectively, as if the Acquisitions had occurred on January 1, 1995:

1.    Record additional depreciation expense for the period from January
        1, 1995 to August 17, 1995........................................         $ 21,404
2.    Remove depreciation expense incurred by EIC and PMG from January 1,
        1995 to August 17, 1995...........................................         $(29,776)
3.    Record additional amortization of goodwill for the period from
        January 1, 1995 to August 17, 1995................................         $  2,246
4.    Record additional interest expense for the period from January 1,
        1995 to August 17, 1995...........................................         $ 22,926
5.    Remove interest expense incurred by EIC and PMG from January 1, 1995
        to August 17, 1995................................................         $(30,869)
6.    Remove income tax benefit recorded by PMG...........................         $  3,858

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Eller Media Corporation:

     We have audited the accompanying consolidated balance sheet of ELLER MEDIA CORPORATION ("EMC") (a Delaware corporation), formerly EMC Group, Inc., and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (August 18, 1995) to December 31, 1995. In addition, we have audited the accompanying combined statement of operations of Eller Investment Company, Inc. ("EIC") and the accompanying consolidated statement of operations of PMG Holdings, Inc. and subsidiaries ("PMG"), the predecessors of EMC, for the period from January 1, 1995 to August 17, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eller Media Corporation and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the period from inception (August 18, 1995) to December 31, 1995, and the combined statement of operations of EIC and the consolidated statement of operations of PMG for the period from January 1, 1995 to August 17, 1995, in conformity with generally accepted accounting principles.

                                                   ARTHUR ANDERSEN LLP
Phoenix, Arizona
  March 15, 1996.

                            ELLER MEDIA CORPORATION

                          CONSOLIDATED BALANCE SHEETS
            (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE AND SHARE DATA)

                                     ASSETS

                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                     1995             1996
                                                                 ------------     -------------
                                                                                  (UNAUDITED)
CURRENT ASSETS:
  Cash.........................................................    $  2,453         $   2,948
  Accounts receivable, net of allowance for doubtful accounts of $2,274 and $2,399 at December 31, 1995 and September
     30, 1996, respectively....................................      30,510            36,556
  Prepaid land leases and other assets.........................      10,077            11,898
                                                                   --------          --------
     Total current assets......................................      43,040            51,402
PREPAID LAND LEASES AND OTHER, net of current portion..........       4,593             3,651
PROPERTY AND EQUIPMENT, net (Note 4)...........................     448,345           465,309
DEFERRED LOAN FEES, net of accumulated amortization of $422 and
  $1,363 at December 31, 1995 and September 30, 1996,
  respectively (Note 5)........................................       8,725             7,784
GOODWILL, net of accumulated amortization of $1,334 and $4,236
  at December 31, 1995 and September 30, 1996, respectively....     139,143           139,888
                                                                   --------          --------
                                                                   $643,846         $ 668,034
                                                                   ========          ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.............................................    $  5,930         $   3,873
  Accrued liabilities..........................................      25,652            33,701
  Current portion of long-term debt (Note 5)...................      10,176            19,955
  Current portion of capitalized lease obligations (Note 6)....       1,039             1,126
  Accrued interest.............................................       4,229             2,664
                                                                   --------          --------
     Total current liabilities.................................      47,026            61,319
LONG-TERM DEBT, net of current portion (Note 5)................     394,336           396,253
CAPITALIZED LEASE OBLIGATIONS, net of current portion (Note
  6)...........................................................       1,960             2,069
OTHER LIABILITIES..............................................      11,399            12,377
COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)
STOCKHOLDERS' EQUITY (Notes 2 and 7):
  Preferred stock; $.01 par value; 2,000 shares authorized.....          --                --
  Class A common stock; $.01 par value; 10,000 shares
     authorized, 1,916 and 1,917 shares issued and outstanding
     at December 31, 1995 and September 30, 1996,
     respectively..............................................           1                 1
  Additional paid-in capital...................................     191,659           191,758
  Retained earnings (deficit)..................................      (2,534)            4,257
                                                                   --------          --------
     Total stockholders' equity................................     189,126           196,016
                                                                   --------          --------
                                                                   $643,846         $ 668,034
                                                                   ========          ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                            ELLER MEDIA CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              PREDECESSORS
                                                       ---------------------------
                                                          EIC             PMG
                                                       JANUARY 1,      JANUARY 1,       AUGUST 18,          NINE
                                                          1995            1995             1995         MONTHS ENDED
                                                           TO              TO               TO           SEPTEMBER
                                                       AUGUST 17,      AUGUST 17,      DECEMBER 31,         30,
                                                          1995            1995             1995             1996
                                                       ----------     ------------     ------------     ------------
                                                                                                        (UNAUDITED)
GROSS REVENUES.......................................   $ 15,439        $141,778         $ 92,183         $203,995
AGENCY COMMISSIONS...................................     (1,720)        (18,163)         (11,505)         (25,267)
                                                         -------        --------         --------         --------
         Net revenues................................     13,719         123,615           80,678          178,728
OPERATING EXPENSES, excluding depreciation and
  amortization:
  Cost of sales......................................      5,796          50,456           32,754           68,135
  Selling, general and administrative expense........      1,903          31,480           19,377           39,830
                                                         -------        --------         --------         --------
OPERATING INCOME BEFORE DEPRECIATION AND
  AMORTIZATION.......................................      6,020          41,679           28,547           70,763
DEPRECIATION AND
  AMORTIZATION.......................................      2,148          22,769           14,468           29,372
                                                         -------        --------         --------         --------
         Operating income............................      3,872          18,910           14,079           41,391
INTEREST EXPENSE.....................................      3,240          27,629           13,616           26,877
OTHER EXPENSE, net...................................        497           4,860            2,997            5,323
                                                         -------        --------         --------         --------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES......        135         (13,579)          (2,534)           9,191
(BENEFIT) PROVISION FOR INCOME TAXES.................         --          (3,858)              --            2,400
                                                         -------        --------         --------         --------
         Net income (loss)...........................   $    135        $ (9,721)        $ (2,534)        $  6,791
                                                         =======        ========         ========         ========
NET INCOME (LOSS) PER SHARE.......................................................       $ (1,154)        $  3,093
                                                                                         ========         ========
WEIGHTED AVERAGE SHARES OUTSTANDING...............................................       2,195.42         2,195.42
                                                                                         ========         ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            ELLER MEDIA CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (DOLLARS IN THOUSANDS, EXCEPT SHARES)

                                                               CLASS A
                                       PREFERRED STOCK      COMMON STOCK
                                      ------------------   ---------------   ADDITIONAL RETAINED       TOTAL
                                               PREFERRED            COMMON   PAID-IN    EARNINGS   STOCKHOLDERS'
                                      SHARES     STOCK     SHARES   STOCK    CAPITAL    (DEFICIT)     EQUITY
                                      ------   ---------   ------   ------   --------   --------   -------------
BALANCE,
  August 18, 1995 (inception)........   --        $--         --     $ --    $     --   $     --     $      --
    Issuance of common stock.........   --         --      1,916        1     191,659         --       191,660
    Net loss.........................   --         --         --       --          --     (2,534)       (2,534)
                                      -----     -----      -----    -----    --------   --------      --------
BALANCE,
    December 31, 1995................   --         --      1,916     $  1    $191,659   $ (2,534)    $ 189,126
    Issuance of common stock            --         --          1       --          98         --            99
      (unaudited)....................
    Net income (unaudited)...........   --         --         --       --          --      6,791         6,791
                                      -----     -----      -----    -----    --------   --------      --------
BALANCE,
    September 30, 1996 (unaudited)...   --        $--      1,917     $  1    $191,758   $  4,257     $ 196,016
                                      =====     =====      =====    =====    ========   ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            ELLER MEDIA CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  EIC          PMG                          NINE
                                                               JANUARY 1,   JANUARY 1,    AUGUST 18,    MONTHS ENDED
                                                                  1995         1995          1995       SEPTEMBER 30,
                                                                   TO           TO            TO            1996
                                                               AUGUST 17,   AUGUST 17,   DECEMBER 31,   -------------
                                                                  1995         1995          1995
                                                               ----------   ----------   ------------    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..........................................   $    135     $ (9,720)    $   (2,534)     $   6,791
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities --
      Depreciation and amortization..........................      2,728       22,768         14,467         29,372
      Loss on disposal of fixed assets.......................                   4,860          2,928          4,564
  Changes in assets and liabilities, net of effect of
    acquisitions --
    Accounts receivable, net.................................        (54)      (7,089)         1,453         (6,047)
    Prepaid land leases and other assets.....................       (210)      31,004          2,561         (4,049)
    Accounts payable, accrued and other liabilities..........       (129)      (5,172)        (1,681)         5,406
                                                                 -------     --------      ---------       --------
         Net cash provided by operating activities...........      2,470       36,651         17,194         36,037
                                                                 -------     --------      ---------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment........................       (409)      (8,218)        (5,662)       (48,151)
  Proceeds from sale of fixed assets.........................         --        9,711            531            615
  Purchase of PMG and EIC, net of cash acquired (Note 2).....         --           --       (520,441)            --
                                                                 -------     --------      ---------       --------
         Net cash used in investing activities...............       (409)       1,493       (525,572)       (47,536)
                                                                 -------     --------      ---------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt.................................     (1,175)     (37,315)       (12,300)        (4,500)
  Principal payments on capitalized lease obligations........       (176)        (442)          (431)        (1,395)
  Proceeds from issuance of common stock.....................                                163,160            100
  Proceeds from issuance of debt.............................                                360,402         17,789
                                                                 -------     --------      ---------       --------
         Net cash provided by financing activities...........     (1,351)     (37,757)       510,831         11,994
                                                                 -------     --------      ---------       --------
NET INCREASE IN CASH.........................................        709          387          2,453            495
CASH, beginning of period....................................        491           --             --          2,453
                                                                 -------     --------      ---------       --------
CASH, end of period..........................................   $  1,200     $    387     $    2,453      $   2,948
                                                                 =======     ========      =========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            ELLER MEDIA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION:

     The accompanying consolidated financial statements include the accounts of Eller Media Corporation (the "Company") and its subsidiaries Eller Investment Co. ("EIC") and PMG Holdings, Inc. and subsidiaries ("PMG"). The Company is engaged in the business of providing rental space on outdoor advertising structures and production services for outdoor advertisements in major metropolitan areas in the United States.

     EIC and PMG were acquired by the Company on August 18, 1995 (the "Purchase Date"). The Company's consolidated statement of operations and cash flows for the year ended December 31, 1995 include the operations of the Company since its inception (August 18, 1995) and the operations of EIC and PMG since the Purchase Date. Accordingly, the accompanying financial statements for the period January 1, 1995 to August 17, 1995 of EIC and PMG (the "Predecessors"), and the Company are not comparable in all material respects since those financial statements report results of operations and cash flows for separate entities.

  Interim Financial Information

     The accompanying condensed interim financial statements have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. See Note 11 for a discussion of the Company's Phantom Stock Plan adopted effective June 1, 1996. The accompanying interim financial statements should be read in conjunction with the Company's historical financial statements and notes.

     The accompanying unaudited interim financial statements reflect, in the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

(2) FORMATION OF THE COMPANY:

  Acquisition of EIC, PMG and Initial Capitalization

     On August 18, 1995, the Company was formed to acquire EIC and PMG. The Company exchanged 284 shares of common stock for all the outstanding stock of EIC in a transaction that was valued at approximately $28.5 million. Prior to its acquisition by the Company, EIC was an outdoor advertising firm with operations in Phoenix, Arizona, Atlanta, Georgia, and El Paso, Texas with annual net revenues of approximately $22.0 million. The shares issued to the former owners of EIC represent approximately 15% of the issued and outstanding stock of the Company. Simultaneously, with the acquisition of EIC, the Company issued 1,632 shares of common stock (approximately 85% of the issued and outstanding stock of the Company) in exchange for cash totaling approximately $163.1 million.

     The acquisition of EIC was accounted for using the purchase method of accounting. The purchase price of approximately $28.5 million was allocated to assets and liabilities based on their estimated fair values as of the date of acquisition. The cost in excess of fair values was approximately $32.4 million and is recorded as goodwill in the accompanying consolidated balance sheets.

     The Company, concurrent with its formation on August 18, 1995, executed a stock purchase agreement with General Electric Capital Corporation to purchase all of the stock of PMG for $519.2 million in cash. Prior to its acquisition by EMC, PMG was an outdoor advertising firm with operations in several major cities in the United States with annual net revenues of approximately $177.0 million. This transaction was accounted for using the purchase method of accounting. The purchase price was allocated to assets and liabilities based on their estimated fair values as of the date of

                            ELLER MEDIA CORPORATION
acquisition. The cost in excess of fair values was approximately $107.9 million and is recorded as goodwill in the accompanying consolidated balance sheets.

     The Chase Manhattan Bank, N.A., as an agent for a group of banks, provided the Company with $440.0 million in senior secured facilities comprised of a seven year $65.0 million revolving line of credit facility, a seven year $250.0 million term loan facility, and an eight-and-a-half year $125.0 million term loan facility to finance a portion of the acquisition of PMG, to refinance certain existing indebtedness, and to provide for general corporate purposes (see Note 5).

  Pro Forma Results of Operations

     The following sets forth an unaudited pro forma consolidated statement of operations for the Company. The unaudited pro forma consolidated statement of operations for the twelve months ended December 31, 1995 gives effect to the acquisitions of PMG and EIC as if they had occurred at January 1, 1995 (dollars in thousands).

                                                                                     (UNAUDITED)
                                               JANUARY     AUGUST                     PRO FORMA
                                                  1,        18,                      JANUARY 1,
                                                 1995       1995                        1995
                                                  TO         TO                          TO
                                                AUGUST    DECEMBER                    DECEMBER
                                                 17,        31,       PRO FORMA          31,
                                                 1995       1995     ADJUSTMENTS        1995
                                               --------   --------   -----------     -----------
Gross Revenues...............................  $157,217   $ 92,183                    $ 249,400
Agency commissions and discounts.............   (19,883)   (11,505)                     (31,388)
                                               --------   --------                    ---------
Net revenues.................................   137,334     80,678                      218,012
Operating Expenses:
  Cost of sales..............................    56,252     32,754                       89,006
  Selling, general and administrative
     expense.................................    33,383     19,377                       52,760
Depreciation and amortization................    24,917     14,468      (6,126)(1)       33,259
                                               --------   --------                    ---------
Operating income.............................    22,782     14,079                       42,987
Interest expense.............................    30,869     13,616      (7,943)(2)       36,542
Other expense, net...........................     5,357      2,997                        8,354
                                               --------   --------                    ---------
Loss before provision of income taxes........   (13,444)    (2,534)                      (1,909)
Benefit for income taxes.....................    (3,858)        --       3,858(3)            --
                                               --------   --------                    ---------
Net Loss.....................................  $ (9,586)  $ (2,534)                   $  (1,909)
                                               ========   ========                    =========

---------------
(1) Records the Company's amortization and depreciation for the period from January 1, 1995 to August 17, 1995, net of depreciation expense incurred by EIC and PMG from January 1, 1995 to August 17, 1995.

(2) Records the Company's interest expense for period from January 1, 1995 to August 17, 1995, net of interest expense incurred by EIC and PMG from January 1, 1995 to August 17, 1995.

(3) Removes income tax benefit recorded by PMG.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

                            ELLER MEDIA CORPORATION

     The carrying values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments.

  Revenue Recognition

     The Company provides outdoor advertising services under the terms of contracts covering periods up to 36 months, which are generally billed monthly. Revenues for outdoor advertising space rental are recognized ratably over the contract terms. Revenues from design, production and certain other services are recognized as the services are provided. All costs are recognized in the period in which the related services are provided.

  Prepaid Land Leases

     Prepaid land leases represent amounts paid in advance for leases of land occupied by outdoor advertising structures. Prepaid land leases are amortized on a straight line basis over the term of the related lease period.

  Property and Equipment

    Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the following useful lives:
         Buildings..........................................................     40 years
         Advertising displays and structures................................   5-16 years
         Machinery and equipment............................................    3-5 years
         Vehicles...........................................................    3-4 years
         Furniture, fixtures, computers and equipment.......................      3 years

  Goodwill

     Goodwill represents the excess of consideration paid over the fair market values of identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. Goodwill and other long-lived assets are periodically evaluated for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

  Supplemental Cash Flow Information

     Cash paid for interest for the period January 1, 1995 through August 17, 1995 was approximately $2,155,072 and $161,960 for EIC and PMG, respectively. In addition, capital lease obligations incurred by PMG during that period was approximately $678,304. Cash paid for interest for the period August 18, 1995 through December 31, 1995, was approximately $9.7 million. In addition, capital lease obligations incurred by the Company during that period totaled approximately $504,000 for various equipment. In connection with the acquisition of EIC, the Company issued 284 shares of stock in exchange for all of the outstanding stock of EIC, which was valued at approximately $28.5 million. The Company also obtained financing in connection with the acquisition of PMG, and refinanced approximately $44.6 million of existing debt, warrants and preferred stock with a portion of the proceeds. In addition, approximately $9.1 million of the proceeds were used to pay loan costs related to the financing.

                            ELLER MEDIA CORPORATION

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual amounts may differ from these estimates.

  Recently Issued Accounting Standards

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of, which established a new accounting principle for accounting for the impairment of certain loans, certain investments in debt and equity securities, long-lived assets that will be held and used including certain identifiable intangibles and goodwill related to those assets, and long-lived assets and certain identifiable intangibles to be disposed of. The implementation of SFAS 121 did not materially affect the Company's financial position.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting For Stock-Based Compensation, which allows a company to record stock-based compensation on the basis of fair value. Under the provisions of SFAS 123, the Company is encouraged, but not required, to measure compensation costs related to its employee stock compensation under the fair value method. If the Company elects not to recognize compensation expense under the method, it is required to disclose the pro forma effects based on the SFAS 123 methodology. The Company will disclose the pro forma effects of SFAS 123 beginning in its December 31, 1996 financial statements.

(4) PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following at December 31, 1995 (dollars in thousands):

    Advertising structures...................................................  $412,110
         Land................................................................     7,676
         Buildings...........................................................    16,917
         Vehicles............................................................     6,891
         Machinery and equipment.............................................     4,429
         Furniture and fixtures..............................................     6,187
         Construction-in-process.............................................     6,847
                                                                               ------------
                                                                                461,057
         Less: accumulated depreciation......................................    12,712
                                                                               ------------
                                                                               $448,345
                                                                               ============

     Included in other expense are losses from the disposition (takedowns) of certain advertising structures. Total losses on takedowns for the Company for the period August 18, 1995 through December 31, 1995, were $2.9 million. In addition, total losses on takedowns for PMG for the period January 1, 1995 through August 17, 1995, were approximately $4.9 million.

(5) LONG-TERM DEBT:

     In connection with the financing discussed in Note 2, on August 18, 1995, the Company entered into A and B Tranche Notes with a group of banks for whom the Chase Manhattan Bank, N.A. acted as agent ("Agent"). The Tranche A Note matures in June 2002, with interest payable quarterly, at the

                            ELLER MEDIA CORPORATION

Agent's prime rate plus 1.25% (9.75% at December 31, 1995), or at LIBOR plus 2.50% (blended rate of 8.28% at December 31, 1995). The Tranche B Note, matures in December 2003, with interest payable quarterly, at the Lender's prime rate plus 2.00% (10.50% at December 31, 1995), or at LIBOR plus 3.25% (blended rate of 9.13% at December 31, 1995). Use of the prime or LIBOR based rates is at the Company's option, selected periodically, in advance. Borrowings may be used for general corporate purposes, including working capital requirements, acquisitions and refinancing existing indebtedness.

     The Company also entered into a separate credit facility, due June 2002, with the same Agent and group of banks, which consists of a revolving line of credit, providing for up to $65.0 million in borrowings that may be used for general corporate purposes, including working capital requirements, acquisitions and refinancing existing indebtedness. Interest is payable quarterly at the Agent's prime rate plus 1.25% (9.75% at December 31, 1995), or at LIBOR plus 2.50% (blended rate of 8.29% at December 31, 1995).

     As part of the credit facility the Company may issue letters of credit to be used for various vendor contracts. As of December 31, 1995, total letters of credit outstanding were approximately $11.7 million.

     As a result of the financings, the Company has entered into interest rate swap, interest rate collar and interest rate cap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. At December 31, 1995, the Company had outstanding agreements with various institutions, having a total notional principal amount of $303.4 million. Those agreements effectively change the Company's interest rate exposure on a portion of its $402.0 million floating rate notes to a fixed rate ceiling of up to approximately 12.50%, and mature through the year 1999. As a result of the interest rate agreements and interest rates on debt not protected by such agreements, the Company incurred interest cost at an average rate of approximately 8.80% for the period August 18, 1995 through December 31, 1995. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate agreements (various banks). However, management believes that, based on the high credit worthiness of these counterparties, nonperformance is unlikely.

     The fair value of interest rate swaps, caps and collars (used for hedging purposes) are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The fair value of these instruments was approximately $630,000 at December 31, 1995.

     The financings restrict the Company and its subsidiaries from, among other things (i) incurring additional indebtedness, (ii) creating liens, (iii) paying dividends (other than dividends paid to the Company by its subsidiaries), and
(iv) permitting any part of the Company's business to be sold, leased or conveyed to an unrelated party. The financings also restrict the Company's ability to make capital expenditures and investments, and require that certain financial ratios be met.

     The Company has granted a security interest in substantially all of its assets to the Agent in connection with the financings.

     As part of the financings the Company paid approximately $9.1 million in loan costs, which are being amortized on a straight-line basis over the maturity period of the financings.

                            ELLER MEDIA CORPORATION

     Long-term debt consists of the following at December 31, 1995 (dollars in thousands):

    Tranche A term loan notes................................................  $250,000
    Tranche B term loan notes................................................   125,000
    Revolving line of credit.................................................    27,000
    Various notes payable, bearing interest from 6% to 8.5%, maturing through
      July 2000; partially secured by certain assets of the
      Company................................................................     2,512
                                                                               ------------
                                                                                404,512
    Less: current maturities.................................................    10,176
                                                                               ------------
                                                                               $394,336
                                                                               ============

     The carrying amount of the long-term debt is estimated to approximate fair value as the actual interest rates are consistent with rates estimated to be currently available for debt of similar terms and remaining maturities.

     Aggregate principal payments on long-term debt for the years ending December 31 are as follows (dollars in thousands):

    1996.....................................................................  $ 10,176
    1997.....................................................................    20,000
    1998.....................................................................    50,565
    1999.....................................................................    51,500
    2000.....................................................................    60,272
    Thereafter...............................................................   212,000
                                                                               ------------
                                                                               $404,511
                                                                               ============

(6) CAPITALIZED LEASE OBLIGATIONS:

     The Company leases certain equipment under capital leases. As such, the equipment has been capitalized and is being depreciated over the lease term or the estimated useful life of the equipment, in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases.

     Future minimum lease payments under capitalized lease obligations for the years ending December 31 are as follows (dollars in thousands):

    1996......................................................................  $ 1,242
    1997......................................................................    1,026
    1998......................................................................      712
    1999......................................................................      269
    2000......................................................................      112
                                                                                -----------
    Total minimum lease payments..............................................    3,361
    Less: amount representing interest (at rates ranging from 6.9% to
      12.5%)..................................................................     (363)
                                                                                -----------
    Present value of minimum lease payments...................................    2,998
    Less: current portion.....................................................   (1,039)
                                                                                -----------
                                                                                $ 1,960
                                                                                ===========

                            ELLER MEDIA CORPORATION

(7) STOCK OPTIONS:

     As of December 31, 1995 the Company has granted to certain key employees non-qualified options to purchase 121.098 shares of Common Stock at an exercise price of $100,000 per share, which approximated fair value at the date of grant. These options are subject to various vesting provisions through 1999 and expire in 2002. The Company has also granted Performance Options to a key employee to purchase 89.614 shares of Common Stock which also have an exercise price of $100,000 per share and expire in 2002. The Performance Options, however, become exercisable only when certain performance conditions relating to investor rate of return are met. As of December 31, 1995, none of the performance conditions have been met.

(8) INCOME TAXES:

     The Company computes its taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes. Deferred income taxes are provided for differences between results of operations for financial reporting purposes and income tax purposes.

     The components of net deferred taxes as of December 31, 1995 were as follows (dollars in thousands):

      Deferred Tax Asset
        Depreciation........................................................  $   931
        Allowance for Doubtful Accounts.....................................       38
        Restricted Covenant.................................................       36
        Prepaid License.....................................................       39
        Goodwill Amortization...............................................      162
        NOL Carryover.......................................................      977
        Noncompetes.........................................................        8
        Other, Net..........................................................      249
                                                                               ------
             Subtotal.......................................................  $ 2,440
                                                                               ------
      Deferred Tax Liability
        Deferred Loan Costs.................................................      955
        Other...............................................................        8
                                                                               ------
             Subtotal.......................................................     (963)
                                                                               ------
      Valuation Allowance...................................................   (1,477)
                                                                               ------
      Net Deferred Tax Asset................................................  $    --
                                                                               ======

                            ELLER MEDIA CORPORATION

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences for the period from August 18, 1995 to December 31, 1995 were as follows (dollars in thousands):

      Federal Income Tax
        Provision at statutory rate...........................................    (855)
      State taxes, net of federal benefit.....................................    (122)
      Net Operating Loss Carryover............................................     (83)
      Amortization of nondeductible goodwill..................................     244
      Other, net..............................................................    (661)
      Valuation Allowance.....................................................   1,477
                                                                                 -----
      Provision for income taxes..............................................  $   --
                                                                                 =====

(9) RETIREMENT PLANS:

     The Company has two defined benefit plans covering substantially all union employees in four of its branches. Benefits provided by these plans are based primarily on years of service. Assets are invested in insurance deposit annuity contracts. As of December 31, 1994 (the most recent data available), the total projected benefit obligation was approximately $853,000, and the fair value of the plans' assets was approximately $795,000.

     The Company also sponsors two 401(k) plans that allow contributions of 1% to 15% of base compensation for eligible employees. Participation in these plans is available to salaried employees and to certain groups of hourly employees. Employees covered by collective bargaining units are not eligible. The Company matches the employee contribution, at its discretion, in amounts up to approximately 15% of the employee's contribution. The Company also contributes, at its discretion, an annual contribution based on the Company's year end results up to certain IRS limits.

     The Company made payments to the 401(k) and defined benefit plans in the sum of $548,000 for the period August 18, 1995 through December 31, 1995.

(10) COMMITMENTS AND CONTINGENCIES:

     In the normal course of business, the Company is subject to certain administrative proceedings and litigation. In management's opinion, the outcome of such matters will not materially affect the financial position or results of operations of the Company.

     In various areas in which the Company operates, outdoor advertising is the object of restrictive and, in some cases, prohibitive zoning and other regulatory provisions, either enacted or proposed. The impact to the Company of loss of displays due to governmental action has been somewhat mitigated by federal and state laws mandating compensation for such loss and constitutional restraints. Although the Company cannot predict the outcome of existing litigation or the enactment of zoning and other regulatory provisions concerning outdoor advertising, the Company, to date, has incurred no significant losses from the removal of outdoor advertising structures resulting from litigation or governmental enactments without just compensation. The Company leases its offices, paint shop facilities and the majority of the land occupied by its advertising structures under operating lease agreements. Rent expense under operating leases of approximately $17.9 million was recorded for the period from August 18, 1995 through December 31, 1995. In addition, rent expense under operating leases for the period January 1, 1995 through August 17, 1995, of approximately $3.1 and $26.7 million were recorded for EIC and PMG, respectively. Future

                            ELLER MEDIA CORPORATION
minimum lease payments under these building and billboard operating leases for the years ended December 31 are expected to be as follows (dollars in thousands):

    1996.....................................................................  $ 35,824
    1997.....................................................................    35,642
    1998.....................................................................    35,165
    1999.....................................................................    34,517
    2000.....................................................................    33,251
                                                                               ------------
                                                                               $174,399
                                                                               ============

(11) SUBSEQUENT EVENTS (UNAUDITED):

     The Company expects to complete an initial public offering (the "IPO") of its Common Stock in the first quarter of 1997.

     The Company established a phantom stock plan, effective June 1, 1996, for certain key employees pursuant to which it granted to such employees an aggregate of 90 units of phantom Common Stock equivalent to 8.62 shares of Common Stock. The units vest at the end of a five year period after their grant date, subject to continued employment and achievement of certain financial performance criteria, and are payable in cash in an amount equal to the value at vesting of the number of shares of Common Stock equivalent to the number of units. In October 1996 the Company determined that, upon consummation of the IPO, it would not grant further units under the plan, it would eliminate the performance criteria and, at vesting, the outstanding units would be paid with Common Stock.

     In November 1996, the Company refinanced its $440.0 million credit facility used to fund the August 1995 acquisition of PMG and subsequent acquisitions of display faces. The original facility was increased to $550.0 million, comprised of (i) a $200.0 million revolving credit facility, (ii) a $200.0 million seven year term loan and (iii) a $150.0 million eight year term loan. In connection with the consummation of this refinancing, the Company wrote-off the remaining deferred loan fees included in the accompanying balance sheet in November 1996.

     In the fourth quarter of 1996, the Company expects to record a non-recurring significant non-cash compensation expense in connection with the expected acceleration of vesting of certain Performance Options and annual non-cash compensation expenses related to expected modifications to its Phantom Stock Plan.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
PMG Holdings, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheet of PMG HOLDINGS, INC. AND SUBSIDIARIES as of December 31, 1994, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for each of the years in the two year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PMG Holdings, Inc. and subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for each of the years in the two year period then ended in conformity with generally accepted accounting principles.

                                                  KPMG PEAT MARWICK LLP
April 27, 1995.

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1994
                             (DOLLARS IN THOUSANDS)

                                            ASSETS
CURRENT ASSETS:
  Accounts receivable:
     Trade, net of allowance for doubtful accounts of $1,980.....................  $ 27,210
  Other..........................................................................       880
  Prepaid expenses...............................................................     7,709
  Other current assets...........................................................       807
                                                                                   --------
          Total current assets...................................................    36,606
                                                                                   --------
PROPERTY, PLANT AND EQUIPMENT:
  Advertising structures.........................................................   396,544
  Site and building leases.......................................................   114,658
  Furniture, fixtures and equipment..............................................    15,893
  Yard stores and work-in-process................................................     5,366
  Land...........................................................................     6,689
  Buildings and improvements.....................................................     3,218
                                                                                   --------
                                                                                    542,368
LESS:
  Accumulated depreciation.......................................................    74,932
  Reserve for structure takedown (Note 3)........................................    24,453
                                                                                   --------
          Net property, plant and equipment......................................   442,983
DEFERRED TAX ASSET (Note 7)......................................................    29,622
OTHER ASSETS.....................................................................     3,813
                                                                                   --------
                                                                                   $513,024
                                                                                   ========
                     LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable...............................................................  $  5,664
  Accrued expenses...............................................................    21,363
  Other current liabilities......................................................       494
  Current portion of long-term debt (Note 4).....................................     1,387
                                                                                   --------
          Total current liabilities..............................................    28,908
LONG-TERM DEBT (Note 4)..........................................................     3,231
NOTE PAYABLE (Note 4)............................................................   557,422
GECC INTERCOMPANY ACCOUNT........................................................    (9,188)
ACCRUED LIABILITIES..............................................................       620
                                                                                   --------
          Total liabilities......................................................   580,993
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS' DEFICIT (Note 1):
  Common stock...................................................................        --
  Preferred stock................................................................         2
  Additional paid-in capital.....................................................       248
  Accumulated deficit............................................................   (68,219)
                                                                                   --------
          Total stockholders' deficit............................................   (67,969)
                                                                                   --------
                                                                                   $513,024
                                                                                   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                                         1993         1994
                                                                       --------     --------
REVENUE:
  Gross revenue......................................................  $187,003     $203,065
  Less commissions and continuity discounts..........................    26,181       25,790
                                                                       --------     --------
          Net revenue................................................   160,822      177,275
                                                                       --------     --------
OTHER INCOME, NET....................................................        38        7,064
COSTS AND EXPENSES:
  Operating..........................................................    73,163       75,427
  Selling, general and administrative................................    43,262       45,859
  Depreciation and amortization......................................    42,756       41,733
  Interest expense...................................................    45,695       50,325
                                                                       --------     --------
          Total costs and expenses...................................   204,876      213,344
                                                                       --------     --------
  LOSS BEFORE TAXES..................................................   (44,016)     (29,005)
  TAX BENEFIT (Note 7)...............................................    27,015        9,950
                                                                       --------     --------
          Net loss...................................................  $(17,001)    $(19,055)
                                                                       ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                     YEARS ENDED DECEMBER 31, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                          ADDITIONAL
                                 COMMON     PREFERRED      PAID-IN       ACCUMULATED
                                 STOCK        STOCK        CAPITAL         DEFICIT        TOTAL
                                 ------     ---------     ----------     -----------     --------
Balance at January 1, 1993.....   $  8         $ 2           $340         $ (32,052)     $(31,702)
Preferred dividend paid........     --          --             --               (10)          (10)
Net loss.......................     --          --             --           (17,001)      (17,001)
                                                 -
                                   ---                       ----          --------      --------
Balance at December 31, 1993...      8           2            340           (49,063)      (48,713)
Merger with New PMG Group,
  Inc..........................     (8)         --            (92)             (101)         (201)
Net loss.......................     --          --             --           (19,055)      (19,055)
                                                 -
                                   ---                       ----          --------      --------
Balance at December 31, 1994...   $ --         $ 2           $248         $ (68,219)     $(67,969)
                                   ===           =           ====          ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                                         1993         1994
                                                                       --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...........................................................  $(17,001)    $(19,055)
  Adjustments to reconcile net loss to net cash provided by operating activities --
     Depreciation and amortization...................................    42,756       41,733
     Provision for doubtful accounts.................................       431        1,035
     Gain on disposition of assets...................................       (38)      (2,264)
     Interest capitalized............................................       176          214
  Changes in assets and liabilities --
     Increase in net accounts receivable, trade......................    (6,467)      (1,924)
     Decrease (increase) in other receivables........................    (7,276)       6,908
     (Increase) decrease in prepaid expenses.........................       553       (1,885)
     Decrease (increase) in other assets.............................    (1,863)       3,146
     Decrease in deferred tax assets.................................    22,848        8,497
     Increase in accounts payable....................................       199        4,112
     (Decrease) increase in accrued expenses.........................       285       (5,135)
     Increase (decrease) in other liabilities........................      (559)         382
                                                                       --------     --------
          Net cash provided by operating activities..................    34,044       35,764
                                                                       --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property, plant and equipment................     1,000       12,783
  Purchase of property, plant and equipment..........................    (6,494)     (10,124)
  Acquisition of outdoor entities....................................   (14,711)     (11,449)
                                                                       --------     --------
          Net cash used for investing activities.....................   (20,205)      (8,790)
                                                                       --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in GECC intercompany account............................   (36,130)       1,808
  Net change in note payable to GECC.................................    20,454      (27,212)
  Repayment of debt and capital leases...............................      (818)      (1,369)
  Repurchase of common stock.........................................        --         (201)
                                                                       --------     --------
          Net cash used in financing activities......................   (16,494)     (26,974)
                                                                       --------     --------
Net decrease in cash.................................................    (2,655)          --
Cash at beginning of year............................................     2,655           --
                                                                       --------     --------
Cash at end of year..................................................  $     --     $     --
                                                                       ========     ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest to third parties............  $    194     $     99
                                                                       ========     ========
  Cash paid during the year for interest to GECC on motor vehicle
     leases..........................................................  $    189     $    238
                                                                       ========     ========
  Cash paid (received) during the year for taxes to (from) third
     parties.........................................................  $ 18,399     $ (7,427)
                                                                       ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS:

     PMG Holdings, Inc. and subsidiaries (the "Company") is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). The Company's primary operating subsidiary is Patrick Media Group, Inc. ("Group").

     The Company entered into the PMG Agreement and Plan of Restructuring on March 28, 1991 (the "Restructuring Agreement") with GECC and other stock and noteholders. Pursuant to the Restructuring Agreement, GECC received 1 share of new Class C common stock of the Company (having supermajority voting power) and warrants to purchase (for a nominal exercise price) additional shares of Class C common stock representing 75% of the equity of the Company.

     The Company continued to be in default on its debt obligations to GECC under the Restructuring Agreement and on September 23, 1992, GECC began a series of recapitalizations whereby it first exercised its warrants and acquired a direct equity interest of approximately 79% in the Company. After exercising its warrants, GECC held all of the 1,616,001 issued shares of the Class C common stock and 107,733 shares of the Class B common stock of the Company. The remaining 323,200 shares of Class B common stock were held by various third party investors. Additionally, Group assumed the debt and other obligations owed to GECC by the Company, which obligations were then guaranteed by the Company, in a taxable exchange for the discharge of certain intercompany notes between Group and the Company. GECC then acquired 2,500 shares of preferred stock (par value $1.00) issued by Group for $250.

     The transaction was accounted for as a purchase as of September 30, 1992. Property, plant and equipment was recorded at its net fair market value of $520,896 based upon an independent appraisal. All other assets were stated at their carrying value. GECC increased its direct equity interest in the Company to 81% in January 1993.

     On September 28, 1994, the Company was again recapitalized in a non-taxable transaction by merging with New PMG Group, Inc., a wholly-owned subsidiary of GECC, pursuant to an Agreement and Plan of Merger dated September 28, 1994 (the "Merger Agreement"). Pursuant to the Merger Agreement: (i) each of the 430,933 outstanding shares of Class B common stock of the Company were converted into the right to receive $0.46 per share, and subsequently canceled and retired;
(ii) all of the 100 outstanding shares of common stock issued by New PMG Group, Inc. held by GECC, were converted into 100 shares of common stock of the Company; and (iii) the issued and outstanding shares of Class C common stock of the Company, all of which were owned by GECC, were canceled and retired. The Company was the surviving entity in the merger.

     Also pursuant to the Merger Agreement, the capitalization of the Company was amended such that the total authorized capital of the Company at December 31, 1994 is 1,000 shares of common stock with par value of $0.01 (100 shares issued and held by GECC), and 1,000 shares of preferred stock with par value of $1.00 (all unissued).

     On March 1, 1995, the Company, Group and GECC entered into the Recapitalization Loan Amendment (the "Recapitalization") to further the recapitalization of the Company. Prior to the Recapitalization, Group's issued stock consisted of 1,000 shares of common stock (par value $1.00) and 2,500 shares of preferred stock (par value $1.00). Pursuant to the Recapitalization, the Company surrendered 991 shares of common stock in Group to Group which were subsequently canceled, and GECC contributed all of the 2,500 shares of preferred stock in Group together with approximately $190,000 of Group's outstanding debt obligations, to Group in exchange for 991 shares of common stock issued by Group in a non-taxable transaction. The 2,500 shares of preferred stock in

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

Group were also canceled. The debt obligation of Group to GECC as of March 1, 1995 was approximately $375,000 after giving effect to the Recapitalization which continues to be in default.

     As of December 31, 1994, the Company had issued outstanding warrants to purchase 1,280 shares of Class B common stock, all of which were held by one employee as discussed in note 11.

     On March 10, 1995, GECC purchased pursuant to a foreclosure sale, all of the outstanding warrants from the employee, at which time the warrants were returned to the Company and deemed canceled.

  Description of the Business

     The Company provides outdoor advertising displays primarily to advertisers in major metropolitan areas in the United States.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The accompanying consolidated financial statements of the Company include the accounts and results of operations of the Company and its wholly owned subsidiaries, and Target Media Group LLP, a partnership in which the Company indirectly holds a 83.127% interest. All significant intercompany transactions have been eliminated.

     Under the terms of the partnership agreement, all income will be allocated based upon ownership percentage while any losses will accrue only to PMG Target Media Holdings, Inc., a wholly owned subsidiary of the Company and the general partner of Target Media Group LLP.

  Revenue

     Consistent with industry practice, the portion of December billings pertaining to January space sales has been recognized in operating income of December.

     Deferred revenue is recorded for the fair value of assets received in non-monetary transactions. Revenue is recognized on a monthly basis over the showing period.

  Property, Plant and Equipment

     Property, plant and equipment is carried at allocated cost. As discussed in note 1, property, plant and equipment in place at September 30, 1992 was fair valued and a new cost basis was established. The fair value for site leases was computed by valuing the differential between the site lease rentals and the corresponding fair market rental over the estimated lease term including expected renewals. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets as follows:

    Buildings.................................................................   40 years
    Shelters..................................................................   10 years
    Structure faces, transit displays.........................................    5 years
    Advertising structures....................................................   16 years
    Leasehold improvements....................................................    5 years
    Furniture, fixtures, computers and equipment..............................    5 years
    Software applications.....................................................    5 years
    Trucks and autos..........................................................    4 years

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     Site leases are amortized straight-line over their composite estimated remaining useful lives, generally 23 years. The capitalized excess of fair market value of building leases greater than future payments are amortized straight-line over 16 years.

     Losses on structures which existed at September 30, 1992 are charged against a reserve which was initially established at $26,000 in purchase accounting at September 30, 1992. $8,000 of additional reserves were provided in each of the years 1993 and 1994.

     The Company allocates the excess of purchase price over the estimated fair value of net assets acquired to structure and site leases in acquisitions accounted for as a purchase.

  Taxes

     General Electric Company, the ultimate parent of GECC, files a consolidated U.S. federal income tax return which includes the Company and its subsidiaries. The provisions for estimated taxes payable/receivable include the effect of the Company and its subsidiaries on the consolidated return.

  Prepaid Expenses

     Prepaid expenses primarily represent site lease rentals which have been paid in advance. Rental payments are made according to the contractual terms of individual leases and are amortized to site lease rental expense over the payment period.

  Supplier Rebates

     Rebates and discounts from suppliers are recognized as a reduction of operating expenses in the period of utilization.

(3) RESERVE FOR STRUCTURE TAKEDOWN:

     A summary of activity for the reserve for structure takedown is as follows:

                                                                                 1994
                                                                                -------
    Balance at beginning of the year..........................................  $23,974
    Reserves added during the year............................................    8,000
    Losses incurred during the year...........................................   (7,521)
                                                                                -------
    Balance at end of year....................................................  $24,453
                                                                                =======

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

(4) DEBT:

     Debt at December 31, 1994, consists of the following:

                                                                                 1994
                                                                               --------
    8.5% note payable by Target Media Group LLP..............................  $  1,663
    6.0% promissory notes payable, due 1996..................................       701
    Installment note payable, prime plus 1.5%, due 1996......................       218
    Capitalized leases.......................................................     2,019
    Other, due in 1995.......................................................        17
                                                                               --------
              Total..........................................................     4,618
    Less current term installments, including $622 for capitalized leases....     1,387
                                                                               --------
    Long-term debt...........................................................  $  3,231
                                                                               ========
    Note payable to GECC.....................................................  $557,422
                                                                               ========

     The Company's note facility with GECC was established under the Revolving Credit, Term Loan and Deferred Interest Loan Agreement dated September 15, 1986. As discussed in note 1 the Company continues to be in default on its debt obligations to GECC. All amounts due to GECC were consolidated into the outstanding note facility. The debt obligation is treated as if it were a demand note and is repaid based on the availability of the free cash flow of the Company.

     Interest on the note facility is paid quarterly in arrears in an amount equal to 1.50% plus the greater of (i) the highest prime or base rate of interest published by any of five major commercial banks, as defined, or (ii) the most recent published annual yield on 90-day commercial paper. Such rate shall be determined quarterly on the last day of each preceding quarter. The effective interest rate on the note facility for the year ended December 31, 1994, was 9.25%.

     On March 1, 1995, in connection with the recapitalization begun in 1992, described in note 1, GECC converted approximately $190,000 of the outstanding note facility to equity, with the remaining debt obligation being approximately $375,000 as of that date after giving effect to the Recapitalization.

     Under the terms of a note agreement between Target Media Group LLP and a lender, all repayments of principal are deferred until 2000. Payments for interest, at 8.50% of the outstanding loan balance and unpaid interest, are deferred up to an aggregate balance of $1,770, at which time interest on the balance above $1,770 must be paid. The repayment of the note is guaranteed by the minority partner. Interest payments deferred were $215 in 1994.

     The promissory notes were issued in connection with the acquisition of Blue Wallscapes, Inc. in April 1993. The notes are repayable in equal monthly installments, plus interest, through May 1996.

     The installment note was issued in connection with the acquisition of Mobile Outdoor Media in March 1993. The note is repayable in 36 equal monthly installments, plus interest through March 1996. Principal balances outstanding under the promissory and installment notes may be reduced by certain amounts upon the occurrence of specified events as defined in the note agreements.

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The aggregate maturities of term debt and capital leases, for the five years subsequent to December 31, 1994 are as follows:

                                                                        TERM      CAPITAL
                                                                        DEBT      LEASES
                                                                       ------     -------
    1995.............................................................  $  765     $   759
    1996.............................................................     171         782
    1997.............................................................      --         572
    1998.............................................................      --         234
    1999.............................................................      --          99
    Thereafter.......................................................   1,663          --
                                                                       ------      ------
              Total..................................................  $2,599       2,446
                                                                       ======
    Less amounts representing interest...............................                 427
                                                                                   ------
    Present value of capital lease payments..........................             $ 2,019
                                                                                   ======

(5) TRANSACTIONS WITH PARENT:

     GECC provides a note facility to fund working capital and other financing requirements.

     The Company has made payments to (received payment from) GECC and its affiliates for the years ended December 31,1994 and 1993 as follows:

                                                                      1994        1993
                                                                    --------     -------
    Taxes.........................................................  $(26,642)    $    --
    Interest......................................................    50,103      45,254
    Vehicle leases................................................       844         744
    Corporate services............................................       560         629

     Interest expense is recognized monthly and is included as a component of the outstanding note payable balance. Current income taxes recoverable are reflected as a component of the GECC intercompany account. Separate cash payments are not made for taxes or interest from GECC transactions.

     At December 31, 1994, the Company owed $12 to GECC for cumulative preferred dividends. At December 31, 1994, the Company owed $50 to GECC for the 107,733 shares of Class B common stock repurchased in 1994.

(6) SALE OF BRANCH ASSETS:

     In October 1994, an agreement was reached to sell the Company's Rochester branch operations and assets, except for cash and accounts receivable, for $5,000 resulting in an approximate loss of $4,020. This loss was recognized in 1994 and included in other income. In February 1995, as a result of a Phase II environmental study conducted in conjunction with the aforementioned sale, it was determined that there is contamination resulting from previously removed underground tanks. If remediation is required by governmental authorities, the Company would be responsible for all remediation costs associated with this site. The appropriate governmental authorities have been informed with respect to the contamination but have not yet imposed remediation requirements on the Company. Management cannot predict with certainty the total cost of the cleanup if cleanup is required, however, estimates range from $50-$500. No accrual has been made as of December 31, 1994 for this required remediation. The Company will retain title to the associated land and building

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

until the environmental issues are resolved, although the sale of the other assets and operations is proceeding.

     In connection with the Restructuring Agreement described in note 1, the Company received a note issued by Alabama Outdoor Advertising, Inc. ("AOA") relating to the sale of its Alabama branch. The note was assigned a fair value of $5,000 in connection with the purchase accounting described in note 1. AOA defaulted under the terms of the note in 1993. The Company foreclosed on the note, and disposed of the equity of AOA during 1994, resulting in proceeds of $12,250 to the Company, including a $1,146 note resulting in a gain of $7,002, subject to certain working capital adjustments. The aforementioned gain was included in other income in 1994.

(7) INCOME TAXES:

     The Company has recorded an income tax benefit of $9,950 and $27,015 in 1994 and 1993, respectively. These amounts have been determined in accordance with the intercompany income tax sharing arrangement between the Company and GECC. Taxes receivable from parent, included as a component of the GECC intercompany amount, represents amounts owing from GECC relating to a portion of current tax benefits attributable to the Company under the income tax sharing arrangement. The Company has a net deferred tax asset of $29,622 at December 31, 1994.

     The deferred tax asset arises primarily from Federal net operating losses and minimum tax credits including amounts carried forward from years prior to GECC exercising its warrant rights in September 1992. This asset is partially offset by deferred tax liabilities resulting from differences in book and tax depreciation which have arisen subsequent to September 1992. Management has concluded, based upon the expected implementation of certain tax planning strategies, that the net deferred tax asset is fully realizable.

     The 1993 tax benefit recognized includes $2,491 due to the enactment of the Revenue Reconciliation Act of 1993, increasing corporate income tax rates from 34% to 35%, and a state income tax benefit of $14,289 resulting from a refund of state taxes paid in 1992.

(8) NON-CASH INVESTING AND FINANCING ACTIVITIES:

     The Company purchased several businesses in 1994 and 1993 as follows:

                                                                     1994         1993
                                                                   --------     --------
    Fair value of fixed assets acquired..........................  $ 11,449     $ 18,195
    Net working capital acquired.................................       562        1,099
    Cash paid for assets.........................................   (12,011)     (15,810)
                                                                   --------     --------
    Notes assumed................................................  $     --     $  3,484
                                                                   ========     ========

     Capital lease obligations of $238 and $1,054 in 1994 and 1993, respectively, were incurred when the Company entered into leases, primarily for automobiles, with a GECC affiliated company.

(9) RETIREMENT PLANS:

     The Company has two defined benefit plans covering substantially all union employees in its Cleveland, San Francisco, Chicago, Milwaukee and Dallas branches. The plans also allow for voluntary contributions by participants.

     Benefits provided by these plans are based primarily on years of service. Assets are invested in insurance deposit annuity contracts.

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The following table summarizes the defined benefit plans' funded status as of December 31, 1993, the latest date available:

    Actuarial present value of the vested accumulated benefit obligation........  $  883
                                                                                  ======
    Projected benefit obligation................................................  $1,098
    Fair value of plan assets...................................................    (947)
                                                                                  ------
    Projected benefit obligation in excess of plan assets.......................     151
    Unrecognized net loss.......................................................    (190)
    Unrecognized net transition obligation......................................     (65)
                                                                                  ------
    Prepaid pension cost........................................................  $ (104)
                                                                                  ======

     The net periodic pension cost for 1993 was $115.

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation and the expected long-term rate of return on assets was 7.50% in 1993. The actuarial valuations also include assumptions for salary increases. The Company's funding policy for the defined benefit plans is to fund the minimum contributions as required by law.

     The Company also sponsors a defined contribution (401k) plan that allows contributions of 1% to 15% of base compensation for eligible employees. Participation in this plan is available to salaried employees and to certain groups of hourly employees. Employees covered by collective bargaining units are not eligible. The Company matches the employer contribution, at its discretion, in amounts equal to approximately 10% of the employee's contribution up to 8% subject to certain regulatory wage base limits. The Company also contributes, at its discretion, an annual contribution based on the Company's year-end results up to a maximum Social Security integration level. Total costs of the plan to the Company for 1994 and 1993 were $473 and $292, respectively.

     Pursuant to collective bargaining agreements covering certain employees, the Company made payments to, and charged to expense, one Company sponsored plan and 34 multi-employer pension and welfare plans in the sum of $1,922 and $1,928 in 1994 and 1993, respectively.

(10) MAJOR CUSTOMERS:

     A significant source of the Company's revenues is from the tobacco and distilled beverage industries which provided, respectively, 14% and 12% of total gross revenues in 1994 and 20% and 15% in 1993. One tobacco company provided 8% and 10% of total gross revenues in 1994 and 1993, respectively.

(11) COMMITMENTS AND CONTINGENCIES:

  Lease Commitments

     The Company's leases for structure sites are generally cancelable on less than one year's notice and are excluded from the schedule below. Total site lease expense in 1994 and 1993 was $33,858 and $32,645, respectively.

                      PMG HOLDINGS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     Future minimum lease payments under noncancelable operating leases for facilities, transportation and other equipment as of December 31, 1994 are:

                            YEARS ENDING DECEMBER 31,
    --------------------------------------------------------------------------
    1995......................................................................  $ 4,344
    1996......................................................................    4,236
    1997......................................................................    3,252
    1998......................................................................    2,202
    1999......................................................................    1,090
    Subsequent................................................................    4,525
                                                                                -------
    Total minimum lease payments..............................................  $19,649
                                                                                =======

     Total rental expense for noncancelable operating leases in 1994 and 1993 was $5,339 and $2,985, respectively.

     The Company leases substantially all of its vehicles from a wholly-owned subsidiary of GECC. The lease terms are generally five years and require the annual payment of all insurance and maintenance expenses. The leases are capitalized and included as a component of furniture, fixtures and equipment. A summary of the leased vehicles follows:

                                                                                   1994
                                                                                  ------
    Capitalized leases..........................................................  $3,238
    Less accumulated depreciation...............................................   1,282
                                                                                  ------
    Net lease value.............................................................  $1,956
                                                                                  ======

  Letters of Credit

     At December 31, 1994, the Company had outstanding irrevocable letters of credit in the aggregate face amount of $11,663. The majority of these letters of credit, $10,023 in 1994, support the Company's casualty, liability and workers compensation self-insurance programs. The remaining letters of credit support payment and performance obligations. Performance under the letters of credit is guaranteed by GECC.

  Litigation

     The Company, together with GECC, are co-defendants in an action brought by an employee of the Company. The employee has alleged that the Company's actions in foreclosing upon warrants for common stock and consummating the Merger Agreement were a violation of the employee's employment contract and a warrant agreement between the Company and the employee. Management believes the employee's claims are without merit.

     In various areas in which the Company operates, outdoor advertising is the object of restrictive and, in some cases, prohibitive zoning and other regulatory provisions, either enacted or proposed. The impact on the Company of loss of displays due to governmental action has been mitigated by federal and state laws mandating compensation for such loss and constitutional restraints. Although the Company cannot predict the outcome of existing litigation or the enactment of zoning and other regulatory provisions concerning outdoor advertising, the Company, to date, has incurred no significant losses from the removal of outdoor advertising structures resulting from litigation or governmental enactments without just compensation.

     The Company also has been named as a defendant in an employment discrimination suit by a former employee, claiming damages of up to $800.

     While the ultimate resolution of the above matters is uncertain, management believes the ultimate outcome will not have a material adverse effect on the financial position of the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Eller Investment Company, Inc.:

     We have audited the accompanying combined balance sheet of ELLER INVESTMENT COMPANY, INC. (an Arizona corporation) as of December 31, 1994, and the related combined statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Eller Investment Company, Inc. as of December 31, 1994, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
PHOENIX, ARIZONA,
  MARCH 9, 1995.

                         ELLER INVESTMENT COMPANY, INC.

                             COMBINED BALANCE SHEET
                               DECEMBER 31, 1994

                                          ASSETS
CURRENT ASSETS:
  Cash........................................................................  $   490,553
  Accounts receivable, net of allowance for doubtful accounts of $72,000......    2,638,430
  Prepaid land leases and other assets........................................      741,442
                                                                                -----------
          Total current assets................................................    3,870,425
PREPAID LAND LEASES, net of current portion...................................      179,100
PROPERTY AND EQUIPMENT, net (Note 3)..........................................   34,869,672
DEFERRED LOAN FEES, net of accumulated amortization of $181,691...............    3,334,078
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization of
  $1,354,966 (Note 4).........................................................    3,745,455
                                                                                -----------
                                                                                $45,998,730
                                                                                ===========
                           LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable............................................................  $   510,794
  Accrued liabilities.........................................................    1,593,762
  Current portion of advertising obligation...................................      500,000
  Notes payable to OSI (Note 6)...............................................    1,088,218
  Current portion of long-term debt (Note 7)..................................    3,450,000
  Current portion of capitalized lease obligations (Note 8)...................      267,638
                                                                                -----------
          Total current liabilities...........................................    7,410,412
ADVERTISING OBLIGATION, net of current portion................................      551,600
LONG-TERM DEBT, net of current portion (Note 7)...............................   35,550,000
CAPITALIZED LEASE OBLIGATIONS, net of current portion (Note 8)................      952,740
                                                                                -----------
          Total liabilities...................................................   44,464,752
                                                                                -----------
COMMITMENTS AND CONTINGENCIES (Note 12)
SERIES A-1 PREFERRED STOCK (Note 9)...........................................    1,700,000
                                                                                -----------
SERIES B PREFERRED STOCK (Note 9).............................................    1,500,000
                                                                                -----------
STOCKHOLDERS' DEFICIT (Note 10):
  Class B common stock........................................................          200
  Accumulated deficit.........................................................   (2,895,122)
  Warrants outstanding........................................................    2,000,000
  Class A common stock, held in treasury......................................     (771,100)
                                                                                -----------
          Total stockholders' deficit.........................................   (1,666,022)
                                                                                -----------
                                                                                $45,998,730
                                                                                ===========

  The accompanying notes are an integral part of this combined balance sheet.

                         ELLER INVESTMENT COMPANY, INC.
                        COMBINED STATEMENT OF OPERATIONS

                                                                                DECEMBER 31,
                                                                                    1994
                                                                                ------------
ADVERTISING REVENUES........................................................    $ 12,942,911
AGENCY COMMISSIONS AND DISCOUNTS............................................      (1,350,668)
                                                                                 -----------
          Net revenues......................................................      11,592,243
                                                                                 -----------
OPERATING EXPENSES, excluding depreciation and amortization:
  Cost of sales and production..............................................       5,256,136
  Selling, general and administrative.......................................       1,366,995
                                                                                 -----------
          Total operating expenses other than depreciation and
           amortization.....................................................       6,623,131
                                                                                 -----------
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION.......................       4,969,112
                                                                                 -----------
DEPRECIATION AND AMORTIZATION...............................................       1,713,407
                                                                                 -----------
          Operating income..................................................       3,255,705
INTEREST EXPENSE AND FINANCE COST AMORTIZATION..............................       2,636,960
MANAGEMENT FEES AND OTHER EXPENSE...........................................         204,825
                                                                                 -----------
          Income before income taxes and extraordinary item.................         413,920
PROVISION FOR INCOME TAXES..................................................          80,420
                                                                                 -----------
          Income before extraordinary item..................................         333,500
EXTRAORDINARY ITEM -- Loss on extinguishment of debt........................      (2,172,997)
                                                                                 -----------
          Net loss..........................................................    $ (1,839,497)
                                                                                 ===========

   The accompanying notes are an integral part of these financial statements.

                         ELLER INVESTMENT COMPANY, INC.

                  COMBINED STATEMENT OF STOCKHOLDERS' DEFICIT

                                                    CLASS B                                  CLASS A     CLASS A
                                          CLASS     COMMON                                   COMMON       COMMON
                                            B       SHARES                                    STOCK       SHARES        TOTAL
                                          COMMON  ISSUED AND   ACCUMULATED    WARRANTS       HELD IN     HELD IN    STOCKHOLDERS'
                                          STOCK   OUTSTANDING    DEFICIT     OUTSTANDING    TREASURY     TREASURY      DEFICIT
                                          ------  -----------  -----------   -----------   -----------   --------   -------------
BALANCE AT
 DECEMBER 31, 1993.......................  $200      20,000    $ (458,750 )  $       --    $(1,100,000)    2,004     $(1,558,550)
Dividends on preferred stock.............    --          --      (267,975 )          --             --        --        (267,975)
Retirement of treasury stock.............    --          --      (328,900 )          --        328,900      (599)             --
Issuance of Class B common stock warrants
  as consideration for deferred loan
  fees...................................    --          --            --     2,000,000             --        --       2,000,000
Net loss.................................    --          --    (1,839,497 )          --             --        --      (1,839,497)
                                           ----      ------    -----------   ----------    -----------    ------     -----------
BALANCE AT
  DECEMBER 31, 1994......................  $200      20,000    $(2,895,122)  $2,000,000    $  (771,100)    1,405     $(1,666,022)
                                           ====      ======    ===========   ==========    ===========    ======     ===========

    The accompanying notes are an integral part of these combined financial statements.

                         ELLER INVESTMENT COMPANY, INC.

                        COMBINED STATEMENT OF CASH FLOWS

                                                                                          DECEMBER 31,
                                                                                              1994
                                                                                          ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss............................................................................    $ (1,839,497)
  Adjustments to reconcile net loss to net cash provided by operating activities --
    Depreciation......................................................................       1,171,507
    Amortization of deferred loan fees................................................         492,639
    Amortization of goodwill and other intangible assets..............................         541,900
    Extraordinary item -- loss on extinguishment of debt..............................       2,172,997
    Revenue recorded under Circle K advertising obligation............................        (428,450)
  Changes in assets and liabilities, net of effect of acquisition --
    Accounts receivable, net..........................................................      (1,459,365)
    Prepaid land leases and other assets..............................................        (533,662)
    Deferred tax benefit..............................................................         128,200
    Accounts payable and accrued liabilities..........................................         701,146
                                                                                           -----------
         Net cash provided by operating activities....................................         947,415
                                                                                           -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.................................................        (276,363)
  Acquisition of property and equipment from OSI......................................     (22,335,588)
                                                                                           -----------
         Net cash used in investing activities........................................     (22,611,951)
                                                                                           -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt..........................................................      (8,347,000)
  Payment of fee to CIBC..............................................................      (3,000,000)
  Reimbursement from OSI for payments on long-term debt and fee to CIBC...............       6,752,563
  Proceeds from long-term debt........................................................      27,355,000
  Payment of deferred loan fees and acquisition costs.................................      (1,532,749)
  Proceeds from notes payable to OSI..................................................       1,088,218
  Principal payments on capitalized lease obligations.................................        (229,622)
  Payment of dividends................................................................        (267,975)
  Redemption of preferred stock.......................................................        (300,000)
                                                                                           -----------
         Net cash provided by financing activities....................................      21,518,435
                                                                                           -----------
NET DECREASE IN CASH..................................................................        (146,101)
                                                                                           -----------
CASH, beginning of year...............................................................         636,654
                                                                                           -----------
CASH, end of year.....................................................................    $    490,553
                                                                                           ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest..............................................................    $  2,163,215
                                                                                           ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Capitalized lease obligations incurred..............................................    $  1,450,000
                                                                                           ===========
  Class B common stock warrants issued as consideration for deferred loan fees........    $  2,000,000
                                                                                           ===========
  Retirement of 599 shares of Class A common stock held in treasury...................    $    328,900
                                                                                           ===========

   The accompanying notes are an integral part of these financial statements.

                         ELLER INVESTMENT COMPANY, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) ORGANIZATION AND BASIS OF PRESENTATION:

  Organization and Basis of Presentation

     Eller Investment Company, Inc. and Eller Holdings, Inc. (collectively, the "Company") are both majority owned subsidiaries under the control of Loel Ranches, Inc. The accompanying 1994 financial statements include the combined accounts of Eller Investment Company, Inc. and Eller Holdings, Inc. Eller Investment Company, Inc. includes the consolidated accounts of its wholly owned subsidiaries, Eller Outdoor Advertising Company, Eller Outdoor of El Paso, Inc. and Eller Outdoor Advertising Company of Atlanta.

     In July 1994, Eller Holdings, Inc. ("Eller Holdings") was merged into Eller Investment Company, Inc. ("Eller Investment"). In conjunction with this merger, Eller Investment exchanged one share of its Class A and Class B common stock for every five shares of the same class stock of Eller Holdings. Eller Investment also exchanged one share of its Series A-1 and Series B preferred stock for every share of the same class stock of Eller Holdings. The non-class common stock of Eller Investment was retired. The accounts of Eller Holdings and Eller Investment have been combined in the accompanying statements of operations, stockholders' equity and cash flows as if the merger had taken place at December 31, 1993.

     The Company is engaged in the business of providing rental space on outdoor advertising structures and production services for outdoor advertisements in the metropolitan Phoenix, El Paso and Atlanta areas.

  Acquisition

     Effective December 31, 1994, Eller Outdoor of Atlanta, which was incorporated as a wholly owned subsidiary of Eller Investment during 1994, acquired the outdoor advertising structures and other property and equipment located in Atlanta, Georgia from Outdoor Systems, Inc. ("OSI"). In accordance with APB No. 16, Accounting for Business Combinations, this acquisition has been accounted for as a purchase. The aggregate cash consideration paid for these assets, including certain legal and other transaction costs, was approximately $22.3 million. Approximately $21.8 million of the acquisition cost has been allocated to advertising displays and structures and the remaining $585,000 has been allocated to other property and equipment that was acquired.

     In addition to the assets described in the preceding paragraph, the accounts receivable and prepaid land leases related to OSI's Atlanta operation were acquired. Accounts receivable of approximately $722,000 and prepaid land leases of approximately $365,000 were acquired in return for the Notes Payable to OSI described in Note 6. The following unaudited pro forma summary presents the combined results of operations as if the acquisition had occurred at the beginning of 1994, after giving effect to certain adjustments, including amortization of deferred loan fees and interest expense on the acquisition debt and depreciation expense on the acquired assets. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at that date or of results which may occur in the future.

                                                                           (IN THOUSANDS)
    Net revenues.........................................................     $ 19,522
                                                                               =======
    Loss before extraordinary item.......................................     $   (106)
                                                                               =======

     During 1994, the Company experienced significant growth by means of the merger and acquisition discussed above. As a result, the Company has grown from total net assets of approximately $7.8 million at December 31, 1993 to $46.0 million at December 31, 1994.

                         ELLER INVESTMENT COMPANY, INC.

     Prior to the July 1994 merger discussed above, the Company had a financing arrangement with Canadian Imperial Bank of Commerce ("CIBC"; see Note 7) under the terms of which the Company and OSI, a competing outdoor advertising company, were jointly liable for advances made to both parties to fund the acquisition of certain assets of Gannett Outdoor Co. of Arizona ("Gannett") by each Company. Additionally, the Company was obligated to reimburse OSI for interest expense on other debt that OSI incurred to fund the acquisition. To afford the Company the ability to operate independently of OSI, the financing arrangement with CIBC and the obligation to OSI were terminated in July 1994, resulting in the loss on extinguishment of debt of $2.2 million recorded in the accompanying financial statements. The accumulated deficit of $2.9 million recorded as of December 31, 1994, and the net loss of $1.8 million recorded for the year then ended are largely the result of this transaction. A new financing agreement was entered into between CIBC and the Company subsequent to the termination of the initial agreement.

(2) SIGNIFICANT ACCOUNTING POLICIES:

  Revenue Recognition

     The Company provides outdoor advertising services under the terms of contracts covering periods up to 36 months, which are generally billed monthly. Revenues for outdoor advertising space rental is recognized ratably over the contract term. Revenues from design, production and certain other services are recognized as the services are provided. All costs are recognized in the period in which the related services are provided.

  Prepaid Land Leases

     Prepaid land leases represents amounts paid for leases of land occupied by outdoor advertising structures prior to the period for which the amounts are due. Prepaid land leases are amortized on a straight-line basis over the term of the related lease period.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the following useful lives:

    Advertising displays and structures....................................       15 years
    Machinery and equipment................................................   3 to 5 years
    Vehicles...............................................................        3 years
    Furniture and fixtures.................................................        3 years

  Deferred Loan Fees

     Deferred loan fees are amortized over the terms of the related loans.

  Goodwill

     Goodwill represents the excess of consideration paid over the fair market values of identifiable net assets acquired. Goodwill is amortized on a straight-line basis over 40 years.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

                         ELLER INVESTMENT COMPANY, INC.

date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual amounts may differ from these estimates.

(3) PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following at December 31, 1994:

    Advertising structures................................................  $39,831,708
    Land..................................................................      728,239
    Building..............................................................      171,196
    Vehicles..............................................................      576,000
    Machinery and equipment...............................................      267,904
    Furniture and fixtures................................................      556,764
    Construction-in-process...............................................       89,195
                                                                            -----------
                                                                             42,221,006
    Less: accumulated depreciation........................................   (7,351,334)
                                                                            -----------
                                                                            $34,869,672
                                                                            ===========

(4) GOODWILL AND OTHER INTANGIBLE ASSETS:

     Included in goodwill and other intangible assets is $3.4 million of unamortized goodwill, which represents the excess of consideration paid over the fair market value of identifiable net assets acquired.

     Also included in goodwill and other intangible assets is the unamortized cost of payments for certain covenants not to compete. The Company paid $399,965 in 1993 to the Series A-1 and Series B preferred stockholders for their agreement not to compete or invest in any outdoor advertising business in Texas for two years. In conjunction with the purchase of the Class A common stock in 1993 from The Circle K Corporation ("Circle K"), $400,000 of the purchase price was allocated to an agreement of Circle K not to compete with the Company in Texas for two years. These covenants are being amortized on a straight-line basis over their two year life. The unamortized balance at December 31, 1994, of $299,987 is included in goodwill and other intangible assets in the accompanying combined balance sheet.

(5) CIRCLE K ADVERTISING OBLIGATION:

     In conjunction with the acquisition of the El Paso operation in 1993, all shares of the Company's Class A common stock were acquired from Circle K by the Company and held in treasury. Circle K, which was a major shareholder, also agreed not to compete with the Company in Texas for two years. As consideration for the stock and covenant not to compete, the Company agreed to provide $1.5 million of advertising services, at market value, to Circle K over a three year period.

     During 1994, the Company provided approximately $430,000 of advertising services, at market value, under the agreement, and the balance of advertising services yet to be provided as of December 31, 1994 was $1.1 million.

     The Class A common shares held in treasury are pledged as security to Circle K for performance under this advertising agreement, and are to be released and retired quarterly as advertising services are provided. During 1994, 599 shares were released and retired.

                         ELLER INVESTMENT COMPANY, INC.

(6) NOTES PAYABLE TO OSI:

          In conjunction with the acquisition described in Note 1, the Company entered into the following note payable agreements with OSI:

        Note payable issued in conjunction with acquisition of prepaid land leases, unsecured, interest at 7%, principal and interest due August 31, 1995...........................................  $  365,803
        Note payable issued in conjunction with acquisition of accounts receivable, unsecured, interest at 7%, principal and interest due August 31, 1995. In April 1995, Eller may return any
          uncollected receivables to OSI for full credit against the
          note payable..................................................     722,415
                                                                            --------
                                                                          $1,088,218
                                                                            ========

(7) LONG-TERM DEBT:

     At December 31, 1993, $13.2 million was outstanding under a credit agreement with CIBC, the proceeds from which the Company used to purchase the assets of Gannett in 1992. Under the terms of the agreement, the Company was obligated to pay all outstanding principal and interest on December 31, 1995. An additional fee of $3.0 million was also due on that date, which was being accrued on a straight-line basis over the term of the contract. The Company had related agreements with OSI whereby OSI was obligated to repay a portion of the principal and interest and a portion of the additional fee. Additionally, the Company was obligated to reimburse OSI for interest expense that OSI incurred on debt related to the acquisition of Gannett.

     In July 1994, Eller obtained a new credit agreement with CIBC and the credit agreement with CIBC described above was terminated. The unaccrued portion of the additional $3.0 million fee, unamortized deferred loan fees from the previous credit agreement and the settlement with OSI related to the obligation described above resulted in the loss on extinguishment of debt of $2.2 million recorded in the accompanying financial statements.

     In conjunction with the acquisition of assets in Atlanta from OSI in December 1994, the existing credit agreement with CIBC was amended. The amended credit agreement provides the Company with up to $40.0 million, of which $39.0 million was outstanding at December 31, 1994. The agreement provides for a floating interest rate based on the Company's leverage ratio (ratio of debt to operating cash flow, as defined). As draws on the credit agreement are made, the Company elects the rate of interest to be based on either the banks' base rate or the LIBOR rate at the time of the draw. The rate of interest varies from 2.50 to 3.25 percent over the banks' base rate or from 3.75 to 4.50 percent over LIBOR, depending on the leverage ratio for the most recently completed fiscal quarter. At December 31, 1994, all draws outstanding were at LIBOR + 4.50 percent, with $20.0 million carrying an interest rate of 10.40 percent and $19.0 million carrying an interest rate of 10.60 percent.

     The credit agreement has an excess cash flow recapture provision whereby the $40.0 million commitment is reduced by 50-65 percent of excess cash flow, as defined, at the end of each fiscal year. The credit agreement also has an annual commitment fee of 0.5 percent of the unused portion of the commitment.

     All obligations under the credit agreement are collateralized by all tangible and intangible assets of the Company and a pledge of 100 percent of the stock of the Company, Loel Ranches, Inc. (Loel) and the parent company of Loel. The majority stockholder has guaranteed up to $4.5 million of the amounts outstanding under the credit agreement.

                         ELLER INVESTMENT COMPANY, INC.

     Under the credit agreement, the Company is required to comply with certain financial covenants, including a maximum leverage ratio, minimum cash flow to debt service and fixed charge coverage ratios. Compliance with these covenants is not required until fiscal 1995. There are also certain limitations on indebtedness, dividends, management, mergers, capital expenditures and certain other transactions.

     The warrants discussed in Note 10 were issued to CIBC in conjunction with the funds provided by CIBC during 1994. As discussed in Note 10, the estimated value of the warrants of $2.0 million are included in the deferred loan fees balance of $3.5 million in the accompanying financial statements, which are being amortized over the six-year life of the credit agreement.

     Maturities of principal under the credit agreement for the years ended December 31 are as follows:

    1995..................................................................  $ 3,450,000
    1996..................................................................    4,900,000
    1997..................................................................    5,810,000
    1998..................................................................    6,900,000
    1999..................................................................    8,800,000
    2000..................................................................    9,140,000
                                                                            -----------
                                                                             39,000,000
    Less: current portion.................................................    3,450,000
                                                                            -----------
                                                                            $35,550,000
                                                                            ===========

(8) CAPITALIZED LEASE OBLIGATION:

     On February 1, 1994, the Company acquired certain advertising structures through a capital lease agreement. In accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases, the acquired advertising structures have been recorded at the present value of the future minimum lease payments and are being depreciated over their estimated useful life of 15 years. The lease agreement requires monthly payments of $28,711 through January 1999, after which time the Company will own the assets. The Company can exercise its option to acquire the assets at any time prior to January 1999 through payment of the remaining lease obligation, and can terminate the agreement after June 1, 1997.

(9) PREFERRED STOCK:

     At December 31, 1994, there were 20,000 and 15,000 shares authorized of $.01 par value Series A-1 and Series B preferred stock, respectively, and 17,000 shares of Series A-1 and 14,997 shares of Series B preferred stock issued and outstanding. Both classes of preferred stock have a liquidation preference equal to their redemption value ($100 per share), are entitled to cumulative dividends of 8 percent on the redemption value, are non-voting, and are non-convertible.

                         ELLER INVESTMENT COMPANY, INC.

     Scheduled redemptions of Series A-1 preferred stock for the years ended December 31 are as follows:

    1995....................................................................  $  300,000
    1996....................................................................     400,000
    1997....................................................................     500,000
    1998....................................................................     500,000
                                                                              -----------
                                                                              $1,700,000
                                                                              ===========

     The Series B preferred stock is scheduled to be redeemed prior to December 1998. The redemption of both the Series A-1 and Series B preferred stock is subject to certain restrictions established in the CIBC credit agreement.

(10) STOCKHOLDERS' DEFICIT

     The Company's $0.01 par value nonvoting Class A common stock has a liquidation preference of $500 per share. There were 2,000 shares authorized at December 31, 1994.

     There were 25,000 shares of the Company's $0.01 par value Class B common stock authorized at December 31, 1994.

     Two warrants for the purchase of 2,223 aggregate shares of the Company's Class B common stock were issued to CIBC in conjunction with the funds provided by CIBC during 1994. The warrants enable the holder to purchase the stock for $0.01 per share and expire in July through December of 2004. The warrants include a put option whereby the holder may require the Company, at any time, to purchase the warrants for a put price, as defined. The warrants also contain a provision whereby the holder may require the Company to issue a public offering of its stock, including the stock represented by the warrants. In the case such a request is made by the warrant holder, the Company may elect to call the warrants at 105 percent of the put price. The current put price for both warrants of $2.0 million has been recorded as deferred loan fees in the accompanying combined financial statements.

(11) INCOME TAXES:

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. Should income tax rates legislatively change, the deferred tax assets and liabilities will be adjusted in the period of change.

     The Company has a net deferred tax asset, which arises primarily from net operating loss carryforwards for federal income tax purposes. The Company has net operating loss carryforwards of approximately $3.5 million, the majority of which expire in 2009. SFAS 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance equal to its net deferred tax asset. Accordingly, the net losses recorded in the accompanying statements of operations have not been reduced by any income tax benefit.

                         ELLER INVESTMENT COMPANY, INC.

     The provision for income taxes of $80,420 recorded in the accompanying financial statements results from the elimination of the net deferred tax asset recorded on the books of Eller Holdings prior to the merger discussed in Note 1.

(12) COMMITMENTS AND CONTINGENCIES:

     The Company has a qualified salary-reduction plan ("Plan") under Section 401(k) of the Internal Revenue Code covering certain employees of the Company upon their attainment of age 21 and completion of one year of service. The participants may elect to have up to 12 percent of their compensation contributed to the Plan. The employee's contribution, up to 3 percent of compensation, is matched by the Company. During 1994, the Company contributions to the Plan totaled approximately $16,000.

     The Company has entered into management agreements with the parent company of Loel. For the year ended December 31, 1994, $200,000 in management fee expense has been recorded. Beginning in 1995, the management agreement calls for annual management fees of $300,000.

     In the normal course of business, the Company is subject to certain administrative proceedings and litigation. In management's opinion, the outcome of such matters will not materially affect the financial position of the Company.

     The Company is also subject, from time to time, to audit by various taxing authorities reviewing the Company's income, property, sales, use and payroll taxes. Management believes that any findings from such audits will not have a material impact on its financial statements.

     Eller Outdoor of Atlanta, Inc. has entered into a letter of intent agreement with a key employee. Under the terms of the agreement, the Company has committed to the payment in 1995 of $350,000 in bonuses, in return for a three-year employment commitment from the employee.

     The Company leases its offices, paint shop facilities and the majority of the land occupied by its advertising structures under noncancelable operating lease agreements. Rent expense under operating leases of approximately $2.3 million was recorded for the year ended December 31, 1994. Future minimum lease payments under these noncancelable operating leases for the years ended December 31 are as follows:

    1995..................................................................  $ 2,511,987
    1996..................................................................    2,394,771
    1997..................................................................    2,128,228
    1998..................................................................    1,730,444
    1999..................................................................    1,061,425
    Thereafter............................................................    1,981,400
                                                                            -----------
                                                                            $11,808,255
                                                                            ===========

======================================================

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Special Note Regarding Forward-Looking
  Statements..........................   13
Use of Proceeds.......................   13
Dividend Policy.......................   13
Dilution..............................   14
Capitalization........................   15
Selected Consolidated Financial and
  Other Data..........................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   27
Management............................   37
Principal and Selling Stockholders....   46
Description of Capital Stock..........   48
Shares Eligible for Future Sale.......   50
Description of Indebtedness and Other
  Commitments.........................   52
Underwriting..........................   54
Certain Legal Matters.................   55
Experts...............................   55
Available Information.................   55
Index to Financial Statements.........  F-1

                            ------------------------

  UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================
                                     SHARES

                                      LOGO

                            ELLER MEDIA CORPORATION

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                               ALEX. BROWN & SONS
                                  INCORPORATED

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                  FURMAN SELZ
                                           , 1997

==========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses, other than the underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereby. All the amounts shown are estimates, except for the Commission Registration Fee and NASD Filing Fee.

    Commission Registration Fee...............................................  $60,606
    NASD Filing Fee...........................................................   20,500
    Nasdaq National Market Listing Fees.......................................        *
    Accounting Fees and Expenses..............................................        *
    Legal Fees and Expenses (other than Blue Sky).............................        *
    Blue Sky Fees and Expenses................................................        *
    Printing and Engraving Expenses...........................................        *
    Transfer Agent Fees and Expenses..........................................        *
    Miscellaneous Expenses....................................................        *
                                                                                -------
              Total...........................................................  $     *
                                                                                ========

---------------
* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law") gives Delaware corporations broad powers to indemnify their present and former directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and permits a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or otherwise.

     As permitted by Section 145 of the Delaware Corporation Law, Article VIII of the Bylaws of the Company provides for the indemnification by the Company of its directors, officers, employees and agents against liabilities and expenses incurred in connection with actions, suits or proceeds brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents.

     Article VIII of the Company's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware Corporation Law as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     The Company has entered into, or intends to enter into, agreements to indemnify its directors and executive officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements, among other things, will indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company to the fullest extent permitted by applicable law.

     Polices of insurance may be obtained and maintained by the Company under which its directors and officers will be insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion specifies securities sold by the Registrant within the last three years and not registered under the Securities Act of 1933, the date of each sale, the title and amount of securities sold, and the nature and aggregate amount of consideration received by the issuer in connection with each sale.

     Registrant was organized to acquire the businesses of Eller Investment Company, Inc. ("EIC") and Patrick Media Group, Inc. ("PMG") in August 1995.

     In August 1995 Registrant issued 284 shares of common stock for all the outstanding common stock of EIC (valued at approximately $28.5 million) to EM Holdings LLC, which had four members, including Scott Eller, Loel Ranches, Inc. (controlled by Karl Eller and 49% indirectly owned by Scott Eller), and two other holders whose interest in the aggregate approximated 2% of EM Holdings LLC.

     In August 1995 Registrant issued 1,633 shares of common stock to the entities affiliated with Hellman & Friedman named in the Prospectus under "Principal and Selling Stockholders" for $163 million.

     In August 1995, in connection with his employment agreement, Registrant issued to Karl Eller certain options described in the Prospectus under the caption "Management -- Executive Officers' Stock Options."

     In November 1995, in connection with his employment by Registrant, Registrant issued to Timothy J. Donmoyer certain options described in the Prospectus under the caption "Management -- Executive Officers' Stock Options."

     In November 1995, Registrant issued certain non-qualified stock options to four directors and in August 1996 issued options to a fifth director, all in connection with their service as directors and as described in the Prospectus under "Management -- Executive Officers and Directors."

     In April 1996, in connection with his employment by Registrant, Registrant issued to Paul J. Meyer certain non-qualified stock options.

     In June 1996, Registrant issued to four employees phantom stock units, and in October 1996, modified such units, as described in the Prospectus under the caption "Management -- Phantom Equity Plan."

     In December 1996, Registrant entered an agreement to acquire (and in January 1997 did acquire) certain display faces and related assets from an individual in exchange for a $9.5 million secured convertible promissory note, as described in the Prospectus under the caption "Description of Indebtedness and Other Commitments -- Convertible Promissory Note."

     In January 1997, Registrant reclassified its outstanding common stock, with
each outstanding share being converted into           shares of Common Stock,
par value $.01 per share.

     All sales of securities described herein were exempt by virtue of the exemptions from registration contained in Sections 3(a)(9), 4(2), or Rule 701 under the Securities Act of 1933, as applicable.

ITEM 16.  EXHIBITS

     (a) Exhibits.

EXHIBITS                                        DESCRIPTION
--------     ---------------------------------------------------------------------------------
   *1.1      Form of Underwriting Agreement.
    2.1      Stock Purchase Agreement between Eller Investment Company, Inc. and General
             Electric Capital Corporation Relating to the Capital Stock of PMG Holdings, Inc.
             and Patrick Media Group, Inc. dated as of July 14, 1995.
    2.2      Contribution Agreement among Eller Media Company, Loel, Inc., and EM Holdings LLC dated as of August 18, 1995
    3.1      Form of Restated Certificate of Incorporation of the Company.
    3.2      Form of Restated Bylaws of the Company.
    4.1      Amended and Restated Credit Agreement dated as of November 19, 1996.
   *5.1      Opinion of Latham & Watkins as to the validity of the securities being registered hereby.
   10.1      Employment Agreement between Eller Media Company and Karl Eller dated as of
             August 18, 1995.
   10.2      Form of 1996 Equity Participation Plan of Eller Media Corporation.
  *11.1      Statement re: computation of per share earnings.
   21.1      Subsidiaries of Eller Media Corporation.
   23.1      Consent of Arthur Andersen LLP.
   23.2      Consent of KPMG Peat Marwick LLP.
  *23.3      Consent of Latham & Watkins (included in Exhibit 5.1).
   24.1      Powers of Attorney (included on page II-5).
   27.1      Financial Data Schedule.

---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or Rule 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on December 11, 1996.

                                          ELLER MEDIA CORPORATION

                                          By:        /s/  KARL ELLER
                                          --------------------------------------
                                                        Karl Eller
                                                       Chairman and
                                                 Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Karl Eller, Scott S. Eller and Paul J. Meyer and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities and on the dates indicated.

                SIGNATURE                               TITLE                     DATE
------------------------------------------    --------------------------   ------------------
             /s/  KARL ELLER                  Chairman and                  December 11, 1996
------------------------------------------    Chief Executive Officer
                Karl Eller                    (Principal Executive
                                              Officer)

         /s/  TIMOTHY J. DONMOYER             Executive Vice President/     December 11, 1996
------------------------------------------    Chief Financial Officer
           Timothy J. Donmoyer                (Principal Financial and
                                              Accounting Officer)

         /s/  JOHN L. BUNCE, JR.              Director                      December 11, 1996
------------------------------------------
            John L. Bunce, Jr.

          /s/  JOSEPH M. NIEHAUS              Director                      December 11, 1996
------------------------------------------
            Joseph M. Niehaus

           /s/  BRUCE T. HALLE                Director                      December 11, 1996
------------------------------------------
              Bruce T. Halle

          /s/  F. WARREN HELLMAN              Director                      December 11, 1996
------------------------------------------
            F. Warren Hellman

                SIGNATURE                               TITLE                     DATE
------------------------------------------    --------------------------   ------------------
           /s/  ARTHUR H. KERN                Director                      December 11, 1996
------------------------------------------
              Arthur H. Kern

        /s/  PATRICIA SALAS PINEDA            Director                      December 11, 1996
------------------------------------------
          Patricia Salas Pineda

         /s/  RICHARD REISS, JR.              Director                      December 11, 1996
------------------------------------------
            Richard Reiss, Jr.

                                              Director                      December   , 1996
------------------------------------------
           H. Irving Grousbeck

                                 EXHIBIT INDEX

EXHIBITS                                        DESCRIPTION
--------     ---------------------------------------------------------------------------------
   *1.1      Form of Underwriting Agreement.
    2.1      Stock Purchase Agreement between Eller Investment Company, Inc. and General
             Electric Capital Corporation Relating to the Capital Stock of PMG Holdings, Inc.
             and Patrick Media Group, Inc. dated as of July 14, 1995.
    2.2      Contribution Agreement among Eller Media Company, Loel, Inc., and EM Holdings LLC dated as of August 18, 1995
    3.1      Form of Restated Certificate of Incorporation of the Company.
    3.2      Form of Restated Bylaws of the Company.
    4.1      Amended and Restated Credit Agreement dated as of November 19, 1996.
   *5.1      Opinion of Latham & Watkins as to the validity of the securities being registered hereby.
   10.1      Employment Agreement between Eller Media Company and Karl Eller dated as of
             August 18, 1995.
   10.2      Form of 1996 Equity Participation Plan of Eller Media Corporation.
  *11.1      Statement re: computation of per share earnings.
   21.1      Subsidiaries of Eller Media Corporation.
   23.1      Consent of Arthur Andersen LLP.
   23.2      Consent of KPMG Peat Marwick LLP.
  *23.3      Consent of Latham & Watkins (included in Exhibit 5.1).
   24.1      Powers of Attorney (included on page II-5).
   27.1      Financial Data Schedule.
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* To be filed by amendment.